                                                                    EXHIBIT 99.5

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exemptions, may not be offered or sold in the United States of America. See "Plan of Distribution".

New Issue                                                        August 14, 2002

                           WHEATON RIVER MINERALS LTD.

                                  $125,752,500

     109,350,000 Common Shares and 54,675,000 Common Share Purchase Warrants issuable upon the exercise of 109,350,000 previously issued Special Warrants

This prospectus is being filed to qualify the distribution of 109,350,000 common shares in the capital of Wheaton River Minerals Ltd. (the "Company" or "Wheaton River") and 54,675,000 common share purchase warrants (the "Warrants") of the Company (the "Offering") which are issuable, without payment of additional consideration, upon the exercise of 109,350,000 previously issued special warrants (the "Special Warrants"). On May 30, 2002, the Company issued and sold 110,000,000 Special Warrants by way of private placement (the "Private Placement") pursuant to an agency agreement (the "Agency Agreement") dated May 30, 2002 among the Company and Griffiths McBurney & Partners, BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Haywood Securities Inc. (collectively, the "Agents"). In July 2002, 650,000 Special Warrants were exercised by the holders thereof. Each Special Warrant, upon exercise at any time before 5:00 p.m. (Toronto time) on October 1, 2002 (the "Expiry Date"), entitles the holder to one common share (a "Common Share") in the capital of the Company and one-half of one Warrant. Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $1.65 at any time before 5:00 p.m. (Toronto time) on May 30, 2007. The Special Warrants were issued and sold pursuant to prospectus exemptions under applicable securities legislation at a price of $1.15 (the "Issue Price") per Special Warrant. The price of the Special Warrants was determined by negotiation among the Company and the Agents. If the Qualification Date (as defined herein) has not occurred on or before August 28, 2002, then each outstanding Special Warrant will thereafter entitle the holder to receive upon exercise, for no additional consideration, 1.04 Common Shares and 0.52 Warrants (in lieu of one Common Share and one-half of one Warrant). See "Plan of Distribution". There is currently no market through which the Special Warrants and the Warrants may be sold and none is expected to develop.

An investment in the Special Warrants, Common Shares or Warrants is highly speculative and involves significant risks that should be carefully considered by prospective investors before purchasing such securities. The risk factors outlined in this prospectus should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See "Risk Factors".

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "WRM". On May 29, 2002, the last day on which the Common Shares traded prior to the closing of the Offering, the closing price of the Common Shares on the TSX was $1.80. On August 13, 2002, the last day on which the Common Shares traded prior to the date of this prospectus, the
closing price   of the Common Shares on the TSX was $1.15.

                                  PRICE TO           AGENTS'            NET PROCEEDS TO
                                 THE PUBLIC       COMMISSION/(1)/    THE COMPANY/(2)//(3)/
                               --------------     ---------------   -----------------------
Per Special Warrant........... $         1.15     $        0.0575   $                1.0925
Total......................... $  125,752,500     $     6,287,625   $           119,464,875

_____________

/(1)/ In connection with the Offering, the Company paid the Agents a commission of 5% of the gross proceeds received from the sale of the Special Warrants. No additional commission or fee will be payable to the Agents in connection with the issuance of the Common Shares and Warrants upon the exercise of the Special Warrants. See "Plan of Distribution".
/(2)/ After deducting the Agents' commission, but before deducting the expenses of the Offering, estimated to be $475,000, which will be paid by the Company.
/(3)/ The aggregate net proceeds of $119,996,600 derived from the sale of the Special Warrants were deposited in escrow at the closing of the Offering with CIBC Mellon Trust Company, as escrow agent, and were released to the Company on June 19, 2002 in connection with the completion of the Luismin Acquisition.

Definitive certificates evidencing the Common Shares and the Warrants issuable upon exercise of the Special Warrants will be available for delivery upon exercise of the Special Warrants.

Certain legal matters relating to the distribution of the Common Shares and the Warrants will be passed upon by Cassels Brock & Blackwell LLP on behalf of the Company and by Fraser Milner Casgrain LLP on behalf of the Agents.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY................................................................................................3
CORPORATE STRUCTURE OF THE COMPANY................................................................................8
GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY................................................................9
BUSINESS OF THE COMPANY..........................................................................................12
USE OF PROCEEDS..................................................................................................54
SELECTED CONSOLIDATED FINANCIAL INFORMATION FOR WHEATON RIVER....................................................54
SELECTED CONSOLIDATED AND COMBINED FINANCIAL INFORMATION FOR LUISMIN.............................................55
SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION............................................................56
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION............................56
DESCRIPTION OF SHARE CAPITAL.....................................................................................60
CONSOLIDATED CAPITALIZATION......................................................................................61
OPTIONS TO PURCHASE SECURITIES...................................................................................62
PRIOR SALES......................................................................................................64
PRICE RANGE AND TRADING VOLUME...................................................................................65
PRINCIPAL SHAREHOLDERS...........................................................................................65
DIRECTORS AND OFFICERS...........................................................................................66
ADVISORY COMMITTEE...............................................................................................68
EXECUTIVE COMPENSATION...........................................................................................68
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS.................................................................72
PLAN OF DISTRIBUTION.............................................................................................72
RISK FACTORS.....................................................................................................73
LEGAL PROCEEDINGS................................................................................................78
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.......................................................79
AUDITORS, TRANSFER AGENT AND REGISTRAR...........................................................................79
MATERIAL CONTRACTS...............................................................................................79
EXPERTS..........................................................................................................80
PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION........................................................80
CONTRACTUAL RIGHT OF ACTION FOR RESCISSION.......................................................................80
GLOSSARY OF MINING TERMS.........................................................................................80
CERTIFICATE OF THE COMPANY......................................................................................125
CERTIFICATE OF THE AGENTS.......................................................................................126

COMPANY'S INTERNET SITE

Information contained in the Company's Internet site shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by prospective investors for the purposes of determining whether or not to invest in the securities qualified hereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which reflect management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "plan", "expect", "intend" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including those listed in the "Risk Factors" section of this prospectus. Although the forward-looking statements contained in this prospectus are based upon what management believes to be reasonable assumptions, the Company cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

          This prospectus contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and US dollars are referred to as "US dollars" or "US$".

          The annual high, low, average and end of period exchange rates for the US dollar in terms of Canadian dollars for each of the periods indicated, such rates being the noon buying rates quoted by the Bank of Canada, were as follows:

                                                     YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------
                                       2001        2000        1999        1998        1997
                                     --------    --------    --------    --------    --------
          High                       $ 1.6021    $ 1.5593    $ 1.5298    $ 1.5765    $ 1.4392
          Low                          1.4936      1.4341      1.4433      1.4075      1.3353
          Average/(1)/                 1.5484      1.4850      1.4858      1.4831      1.3844
          End of Period                1.5928      1.4995      1.4433      1.5333      1.4305

_____________
          /(1)/ Calculated as an average of the daily noon rates for each period.

          As at August 13, 2002, the noon buying rate as reported by the Bank of Canada was US$1.00 = Cdn.$1.5658 or Cdn.$1.00 = US$0.6387.

GOLD AND SILVER PRICES

Gold Prices

          The annual high, low, average and end of period afternoon fixing gold prices in US dollars per troy ounce as quoted on the London Bullion Market were as follows:

                                                     YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------
                                       2001        2000        1999        1998        1997
                                     --------    --------    --------    --------    --------
          High                       $    293    $    313    $    326    $    313    $    362
          Low                             256         264         253         273         283
          Average                         271         279         279         294         331
          End of Period                   277         274         290         288         290

          As at August 13, 2002, the end of period afternoon fixing gold price in US dollars per troy ounce as quoted on the London Bullion Market was US$313.80.

Silver Prices

          The annual high, low, average and end of period afternoon fixing silver prices in US dollars per troy ounce as quoted on the London Bullion Market were as follows:

                                                     YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------
                                       2001        2000        1999        1998        1997
                                     --------    --------    --------    --------    --------
          High                       $   4.82    $   5.45    $   5.75    $   7.81    $   6.27
          Low                            4.07        4.57        4.16        4.69        4.22
          Average                        4.37        4.95        5.22        5.55        4.90
          End of Period                  4.52        4.58        5.33        5.00        6.00

          As at August 13, 2002, the end of period afternoon fixing silver price in US dollars per troy ounce as quoted on the London Bullion Market was US$4.60.

                               PROSPECTUS SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Recipients of this prospectus should carefully review the entire contents of this prospectus and consult his or her legal and other professional advisors having relevant experience. Capitalized terms appearing herein and not otherwise defined have the respective meanings ascribed thereto elsewhere in this prospectus.

                                   THE COMPANY

Wheaton River is engaged in the acquisition, exploration and operation of precious metal properties. The Company's precious metals mining and exploration business has historically been conducted in Canada and Costa Rica through its subsidiaries.

On June 19, 2002, Wheaton River acquired all of the outstanding shares of Minas Luismin, S.A. de C.V. ("Luismin"), a privately held Mexican gold and silver mining company, (the "Luismin Acquisition") from a subsidiary of Sanluis Corporacion, S.A. de C.V. ("Sanluis"). Luismin owns three mining operations (San Dimas, La Guitarra and San Martin) that have produced over 730,000 ounces of gold and 51.5 million ounces of silver since 1991. Wheaton River is now an intermediate gold and silver producer, with Luismin's 2001 production of 190,600 gold equivalent ounces at a total cash cost, calculated in accordance with Gold Institute standards, of US$198 per gold equivalent ounce (98,000 ounces of gold and 5.75 million ounces of silver at a conversion rate of 62 ounces of silver per ounce of gold). From January to May 2002, Luismin produced 78,940 gold equivalent ounces at a total cash cost, calculated in accordance with Gold Institute standards, of US$197 per gold equivalent ounce (43,650 ounces of gold and 2.3 million ounces of silver at a conversion rate of 66 ounces of silver per ounce of gold). See "General Development of the Business of the Company - Acquisitions and Dispositions - Luismin Acquisition" and "Business of the Company - Mineral Projects - Luismin Projects".

Wheaton River owns the Bellavista gold project (the "Bellavista Project"), located in Costa Rica. The Company completed a feasibility study on the Bellavista Project in 1999 that included a mine plan with production of approximately 436,000 ounces of gold over seven years. The Company does not intend to proceed with further development of this project at this time. See "Business of the Company - Mineral Projects - Bellavista Project".

Wheaton River also owns the Golden Bear Mine which is located in northwestern British Columbia. Mineral reserves at the Golden Bear Mine have been exhausted and 2001 was the final year of commercial production from this mine. Reclamation of the Golden Bear Mine commenced in 2000 and will continue until 2006. See "Business of the Company - Mineral Projects - Golden Bear Mine".

                                  THE OFFERING

Offering:                    109,350,000 Common Shares and 54,675,000 Warrants
                             issuable upon the exercise of 109,350,000 previously issued Special Warrants.

Special Warrants:            On May 30, 2002, the Company issued and sold an
                             aggregate of 110,000,000 Special Warrants at a price of $1.15 per Special Warrant (the "Private
                             Placement"), pursuant to a special warrant indenture between the Company and CIBC Mellon Trust
                             Company, as warrant agent thereunder. Each Special
                             Warrant, upon exercise, entitles the holder thereof to receive, without payment of additional consideration, one Common Share and one-half of one
                             Warrant at any time before 5:00 p.m. (Toronto time) on the Expiry Date. In July 2002, 650,000 Special
                             Warrants were exercised by the holders thereof.
                             Special Warrants that have not been previously exercised will be deemed to have been exercised, without any action on the part of the holder, on the earlier of: (i) the sixth business day following the date (the "Qualification Date") of issuance of a receipt for this prospectus by the securities regulatory authority in the province in which such holder of Special Warrants resides; and (ii) 4:59 p.m.
                             (Toronto time) on the Expiry Date. See "Plan of
                             Distribution".

Dilution Penalty:            If the Qualification Date has not occurred on or
                             before August 28, 2002, then each outstanding
                             Special Warrant will thereafter entitle the holder to receive upon exercise, for no additional consideration, 1.04 Common Shares and 0.52 Warrants
                             (in lieu of one Common Share and one-half of one
                             Warrant). See "Plan of Distribution".

Warrants:                    Each whole Warrant will entitle the holder thereof
                             to purchase one Common Share at a price of $1.65 at any time before 5:00 p.m. (Toronto time) on May 30, 2007. See "Plan of Distribution".

Escrow: The aggregate net proceeds of $119,996,600 (the "Escrowed Proceeds") of the Private Placement were deposited in escrow on May 30, 2002 at the closing of the Offering with CIBC Mellon Trust Company, as escrow agent (the "Escrow Agent"). The Escrowed Proceeds, together with all interest earned thereon, were released to the Company on June 19, 2002 in connection with the completion of the Luismin Acquisition.

Use of Proceeds:             The net proceeds to the Company from the Offering
                             are estimated to be $118,989,875, after deducting the Agents' commission of $6,287,625 and the estimated expenses of the Offering of approximately
                             $475,000. The Company used the net proceeds of the Offering as payment for the cash portion of the consideration payable in connection with the Luismin Acquisition. See "Use of Proceeds".

Risk Factors:                An investment in the Special Warrants, Common
                             Shares or Warrants is highly speculative and involves significant risks which should be carefully considered by prospective investors before purchasing such securities. These risks include:

                             . Exploration, Development and Operating Risks
                             . Uninsured Risks
                             . Environmental Risks and Hazards
                             . Luismin Tailings Management Risks
                             . Additional Capital
                             . Government Regulation
                             . Commodity Prices and Exchange Rate Fluctuations
                             . Uncertainty in the Estimation of Mineral Reserves
                               and Mineral Resources
                             . Uncertainty Relating to Inferred Mineral
                               Resources
                             . Conflicts of Interest
                             . Dividend Policy
                             . Land Title
                             . Competition
                             . Currency Risk
                             . Margin Risk on Hedging
                             . Permitting
                             . Infrastructure
                             . Acquisitions
                             . Foreign Operations
                             . Market Price of Common Shares and Dilution

                             . Operations of the Company Following the Luismin
                               Acquisition

                             See "Risk Factors".

          SELECTED CONSOLIDATED FINANCIAL INFORMATION FOR WHEATON RIVER

The following tables set forth selected consolidated financial information of Wheaton River for the financial years ended December 31, 2001, 2000 and 1999 and for the three months ended March 31, 2002 and 2001. The following summary of selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition included elsewhere in this prospectus.

STATEMENT OF OPERATIONS DATA
     (CANADIAN $ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            THREE MONTHS
                                            ENDED MARCH 31                  YEARS ENDED DECEMBER 31
                                     ----------------------------  -----------------------------------------
                                         2002           2001          2001           2000           1999
                                     ------------  --------------  -----------   ------------   ------------
                                             (UNAUDITED)
   Sales...........................  $          -  $            -  $    14,358   $     45,587   $     33,303
   Earnings from mining operations.             -               -        2,395         14,161         11,469
   Net earnings (loss).............           417            (348)     (24,074)        12,306          7,616

   Basic and diluted earnings
    (loss) per share...............          0.01           (0.01)       (0.45)          0.24           0.19

BALANCE SHEET DATA
     (CANADIAN $ IN THOUSANDS)

                                     AS AT MARCH 31         AS AT DECEMBER 31
                                     --------------   ------------------------------
                                         2002              2001           2000
                                     --------------   --------------  --------------
                                      (UNAUDITED)
   Total Assets....................  $       33,136   $       33,795  $       49,331
   Total Liabilities...............           6,571            7,796           5,902
   Shareholders' Equity............          26,565           25,999          43,429

      SELECTED CONSOLIDATED AND COMBINED FINANCIAL INFORMATION FOR LUISMIN

The following tables set forth selected consolidated and combined financial information of Luismin for the financial years ended December 31, 2001, 2000 and 1999 and for the three months ended March 31, 2002 and 2001. This financial information includes not only the consolidated Luismin information but additional information relating to exploration properties purchased that were not owned by Luismin until April 2002. This information is presented as if the purchase of the exploration properties had occurred on January 1, 1999. The following summary of selected consolidated and combined financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to Luismin's consolidated and combined financial statements, including the notes thereto, included elsewhere in this prospectus.

STATEMENT OF OPERATIONS DATA
     (CANADIAN $ IN THOUSANDS)

                                             THREE MONTHS
                                             ENDED MARCH 31                 YEARS ENDED DECEMBER 31
                                     ----------------------------  -----------------------------------------
                                         2002           2001          2001           2000           1999
                                     ------------  --------------  -----------   ------------   ------------
                                             (UNAUDITED)
   Sales...........................  $     25,495  $       22,479  $   105,263   $     96,723   $    110,031
   Earnings from mining operations.         9,225           5,222       33,742         22,396         37,233
   Net earnings (loss).............         5,696          (1,903)      11,276         (7,622)          (922)

BALANCE SHEET DATA
     (CANADIAN $ IN THOUSANDS)

                                     AS AT MARCH 31         AS AT DECEMBER 31
                                     --------------   ------------------------------
                                         2002              2001           2000
                                     --------------   --------------  --------------
                                      (UNAUDITED)
   Total Assets....................  $      150,030   $      150,618  $      146,404
   Total Liabilities...............          64,194           70,478         143,699
   Shareholders' Equity............          85,836           80,140           2,705

              SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following summary of pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations of the consolidated company and is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of Wheaton River and the consolidated and combined financial statements of Luismin, including the notes thereto, included elsewhere in this prospectus. The pro forma consolidated statement of operations for the year ended December 31, 2001 and for the three months ended March 31, 2002 assumes that the Luismin Acquisition was completed on January 1, 2001. The pro forma consolidated balance sheet as at March 31, 2002 assumes that the Luismin Acquisition was completed on March 31, 2002.

STATEMENT OF OPERATIONS DATA
     (CANADIAN $ IN THOUSANDS)

                                      THREE MONTHS
                                     ENDED MARCH 31   YEAR ENDED DECEMBER 31
                                     --------------   ----------------------
                                         2002                 2001
                                     --------------   ----------------------
                                      (UNAUDITED)          (UNAUDITED)

Sales..............................  $       25,495   $              119,621
Earnings from mining operations....           9,225                   36,137
Net earnings (loss)................           6,233                  (12,316)

BALANCE SHEET DATA
     (CANADIAN $ IN THOUSANDS)

                                     AS AT MARCH 31
                                     --------------
                                         2002
                                     --------------
                                      (UNAUDITED)

   Total Assets....................  $      222,359
   Total Liabilities...............          65,588
   Shareholders' Equity............         156,771

                       CORPORATE STRUCTURE OF THE COMPANY

          Wheaton River was incorporated under the Business Corporations Act (Ontario) by Certificate and Articles of Incorporation dated March 30, 1990. Pursuant to Articles of Amendment effective February 11, 1991, the Company's name was changed to its present name and by Articles of Amendment effective April 2, 1991, the private company restrictions were removed. Pursuant to Articles of Amendment effective June 29, 1999, an unlimited number of preference shares, issuable in series, were created.

          The Company's head office is Suite 1500, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8 and its registered office is Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

          The following chart illustrates the Company's principal subsidiaries (the "Subsidiaries"), together with the jurisdiction of incorporation of each company and the percentage of voting securities held by the Company:

[GRAPHIC APPEARS HERE]

          As used in this prospectus, except as otherwise required by the context, reference to the "Company" or "Wheaton River" means Wheaton River Minerals Ltd. and the Subsidiaries.

               GENERAL DEVELOPMENT OF THE BUSINESS OF THE COMPANY

OVERVIEW

          Wheaton River was founded in 1990 and completed an initial public offering and a listing of its shares on the TSX in 1991. The Company's strategy was to purchase existing mining infrastructure and conduct exploration for new deposits in the vicinity of such infrastructure. In 1993, this approach led to the acquisition of a controlling position in North American Metals Corp. which owned the Golden Bear mine (the "Golden Bear Mine") as its principal asset. Wheaton River operated the mine until the original mineral reserves were exhausted in 1994. Subsequently additional ore deposits were discovered and upon the successful completion of a feasibility study in 1996, the Company recommenced production at the Golden Bear Mine in 1997. The final year of commercial production from the Golden Bear Mine was 2001 when the mineral reserves were again exhausted.

          In October 1997, the Company acquired the Bellavista Project located in Costa Rica. The Bellavista Project was advanced with the publication of a positive feasibility study on the project dated April 1999. In June 2002, the Government of Costa Rica issued an executive decree which placed a complete moratorium on new open-pit mining projects. The decree included the statement that the existing legal rights of projects already approved would be respected. The Company does not intend to further advance the Bellavista Project at this time. Although the Company obtained the key environmental permit for the Bellavista Project in January 2001 and the taxation exemptions under the Costa Rican free zone legislation in May 2001, there can be no assurance that the Costa Rican government will permit future development of the Bellavista Project.

          In May 2001, in connection with a $5.5 million private placement of special warrants and an agreement between the Company and Endeavour Financial Corporation ("Endeavour"), the board of directors of the Company was restructured and three new directors, Frank Giustra, Ian Telfer and Neil Woodyer, were appointed. In September 2001, certain senior officers of the Company resigned and Ian Telfer was appointed as Chairman and Chief Executive Officer of the Company. This restructuring represented a significant development in the Company's efforts to remain engaged in the acquisition, exploration and operation of mineral projects and to position the Company to be able to pursue new mining opportunities.

ACQUISITIONS AND DISPOSITIONS

LUISMIN ACQUISITION

          Pursuant to an agreement dated April 24, 2002, as amended (the "Luismin Purchase Agreement"), on June 19, 2002 the Company acquired all of the outstanding shares of Luismin, a privately held Mexican gold and silver mining company, from a subsidiary of Sanluis. The purchase price was comprised of US$55,160,000 in cash and 9,084,090 Common Shares. The Company also advanced US$19,840,000 to Luismin that Luismin used to repay all of its outstanding bank debt. No terms have been defined for this advance. The Luismin debt was incurred principally to fund operations, capital expenditures and exploration. An additional contingent silver price adjustment payment of 11,355,113 Common Shares will be paid if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. Griffiths McBurney & Partners was the Company's financial advisor in connection with the Luismin Acquisition and, for its services, will be paid $1,265,000. The Company was also advised by Endeavour and Roman Friedrich and Company Ltd. in connection with the Luismin Acquisition. They were paid fees of US$1,200,000 and $647,350, respectively. See "Interest of Management and Others in Material Transactions".

          Luismin owns three mining operations (San Dimas, La Guitarra and San Martin) that have produced over 730,000 ounces of gold and 51.5 million ounces of silver since 1991. Wheaton River is now an intermediate gold and silver producer, with Luismin's 2001 production of 190,600 gold equivalent ounces at a total cash cost of US$198 per gold equivalent ounce (98,000 ounces of gold and 5.75 million ounces of silver at a conversion rate of 62 ounces of silver per ounce of gold). From January to May 2002, Luismin produced 78,940 gold equivalent ounces at a total cash cost of US$197 per gold equivalent ounce (43,650 ounces of gold and 2.3 million ounces of silver at a conversion rate of 66 ounces of silver per ounce of gold). "Total cash costs" is formulated to provide additional information and is not a calculation prepared in accordance with generally accepted accounting principles. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cash flow from operations as determined under generally accepted accounting principles. "Total cash costs" figures are calculated in accordance with the "Gold Institute Production Cost Standard". The Gold Institutes is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers.

          The following tables set forth the estimated mineral reserves and inferred mineral resources for Luismin's five operating mines as of December 31, 2001:

                  PROVEN AND PROBABLE MINERAL RESERVES/(1)//(2)//(3)/

                                                              GRADE              TOTAL CONTAINED
                                                          ---------------    ------------------------
                                             TONNES       g Ag/t  g Au/t      (Oz Ag)         (Oz Au)
                                            ---------     ------  ------     ----------       -------
          TAYOLTITA MINE
          Proven                              402,000        379    4.00      4,898,500        51,700
          Probable                            805,000        369    3.52      9,550,400        91,000
          Total                             1,207,000        372    3.68     14,448,900       142,700

          -------------------------------------------------------------------------------------------
          SANTA RITA MINE
          Proven                              273,000        387    2.79      3,396,800        24,500
          Probable                            175,000        379    2.71      2,132,400        15,200
          Total                               448,000        384    2.76      5,529,200        39,700

          -------------------------------------------------------------------------------------------
          SAN ANTONIO MINE
          Proven                              312,000        302    4.23      3,029,400        42,400
          Probable                            278,000        309    4.30      2,761,900        38,400
          Total                               590,000        305    4.26      5,791,300        80,800

          -------------------------------------------------------------------------------------------
          LA GUITARRA MINE
          Proven                               83,000        287    3.10        765,900         8,300
          Probable                            127,000        467    2.57      1,906,900        10,500
          Total                               210,000        396    2.78      2,672,800        18,800

          -------------------------------------------------------------------------------------------
          SAN MARTIN MINE
          Proven                              759,000         67    4.01      1,635,000        97,900
          Probable                            290,000         33    2.84        307,700        26,500
          Total                             1,049,000         58    3.69      1,942,700       124,400

          -------------------------------------------------------------------------------------------

          TOTAL                             3,504,000        269    3.61     30,385,000       406,000

----------
          /(1)/ The mineral reserves and inferred mineral resources for the Luismin operations set out in the tables above have been prepared by Luismin and reviewed by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at Watts, Griffis and McOuat Limited ("WGM"). The mineral reserves are classified as proven and probable and the mineral resources are classified as inferred, and are based on the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
          /(2)/ The Luismin project mineral reserves and inferred mineral resources were estimated using conventional block estimation techniques. Gold and silver prices for the mineral reserve estimation are US$271 per ounce and US$4.37 per ounce, respectively. The cut-off grades are based upon historical metal recovery for each mine together with operating cost estimates of US$45 per tonne at Tayoltita, US$44 per tonne at Santa Rita, US$48 per tonne at San Antonio, US$57 per tonne at La Guitarra and US$22 per tonne at San Martin.
          /(3)/ Dilution and mining losses are incorporated in both the proven and probable mineral reserves and the inferred mineral resources through grade corrections of -15% (0.85 x silver grade) and -5% (0.95 x gold grade).

                 INFERRED MINERAL RESOURCES/(1)//(2)//(3)//(4)/
                (EXCLUDING PROVEN AND PROBABLE MINERAL RESERVES)

                                                               GRADE               TOTAL CONTAINED
                                                          ---------------     -------------------------
                                               TONNES     g Ag/t   g Au/t       (Oz Ag)        (Oz Au)
                                             ----------   ------   ------     -----------     ---------
          TAYOLTITA MINE
          Inferred                            4,580,000      314      2.7      46,237,000       398,000

          ---------------------------------------------------------------------------------------------
          SANTA RITA MINE
          Inferred                            3,100,000      319      2.2      31,794,000       219,000

          ---------------------------------------------------------------------------------------------
          SAN ANTONIO MINE
          Inferred                            4,000,000      299      3.9      38,453,000       502,000

          ---------------------------------------------------------------------------------------------
          LA GUITARRA MINE
          Inferred                            2,050,000      448      1.3      29,513,000        85,400

          ---------------------------------------------------------------------------------------------
          SAN MARTIN MINE
          Inferred                            2,700,000       68      3.5       5,903,000       303,800

          ---------------------------------------------------------------------------------------------

          TOTAL                              16,430,000      288      2.8     151,900,000     1,508,200

----------
          /(1)/ The mineral reserves and inferred mineral resources for the Luismin operations set out in the tables above have been prepared by Luismin and reviewed by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM. The mineral reserves are classified as proven and probable and the mineral resources are classified as inferred, and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
          /(2)/ The Luismin project mineral reserves and inferred mineral resources were estimated using conventional block estimation techniques. Gold and silver prices for the mineral reserve estimation are US$271 per ounce and US$4.37 per ounce, respectively. The cut-off grades are based upon historical metal recovery for each mine together with operating cost estimates of US$45 per tonne at Tayoltita, US$44 per tonne at Santa Rita, US$48 per tonne at San Antonio, US$57 per tonne at La Guitarra and US$22 per tonne at San Martin.
          /(3)/ Dilution and mining losses are incorporated in both the proven and probable mineral reserves and the inferred mineral resources through grade corrections of -15% (0.85 x silver grade) and -5% (0.95 x gold grade).
          /(4)/ Inferred mineral resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

OTHER ACQUISITIONS AND DISPOSITIONS

          On March 6, 2000, the Company completed a business combination with Kit Resources Ltd. ("Kit") pursuant to a statutory plan of arrangement. Under the plan of arrangement, the Company acquired all of the issued and outstanding shares of Kit in consideration for 11,809,739 Common Shares. The George Lake gold project (the "George Lake Project") situated in Nunavut Territory was owned by Kit through a wholly-owned subsidiary.

          On December 7, 2001, the Company completed the sale of its interest in the George Lake Project to Kinross Gold Corporation ("Kinross") in exchange for 4,000,000 common shares of Kinross. Management of the Company determined, in light of its recent, more aggressive search for operating projects to replace gold production, that it was advantageous to liquidate the George Lake Project so as to provide more funds for a potential acquisition. During the first quarter of 2002, the Company sold 2,000,000 of its Kinross common shares for net proceeds of

$3,700,000. The Company sold an additional 1,250,000 Kinross common shares in the second quarter of 2002 for net proceeds of $4,217,000. The Company continues to hold 750,000 common shares of Kinross with a market value as at August 9, 2002 of $2,152,500.

          In February 2000, the Company acquired the Red Mountain gold project (the "Red Mountain Project") situated in British Columbia for $523,000. On April 11, 2002, the Company sold the Red Mountain Project to Seabridge Gold Inc. ("Seabridge") in exchange for 800,000 common shares of Seabridge. The Company will receive an additional payment of $250,000 from Seabridge upon the occurrence of certain events. The sale of the Red Mountain Project also formed part of the Company's strategy to focus on the acquisition of advanced gold projects and to provide more funds for potential acquisitions. The market value of the 800,000 Seabridge common shares as at August 9, 2002 was $1,800,000.

TRENDS

          The market price of gold fell from above US$350 per ounce for most of the 1990s to below US$300 per ounce in 1997 and has generally remained below this level until finding a recent support level above US$310 per ounce. During the period of 1997 to 2001, the Company's sales revenues were reduced as a result of these lower prices. Since 1997, the Canadian dollar has been in decline relative to the US dollar, although it has recently strengthened. The lower Canadian dollar increased the Company's gold sales revenue as gold is sold in US dollars. The Company partially mitigated the effects of both of these trends through the use of forward sales contracts which enables the Company to fix the price at which gold and US dollars will be settled in the future.

          In 2001, the market price of silver averaged US$4.37 per ounce compared to an average price of US$4.95 per ounce in 2000, the lowest price in real terms since 1976. Silver is both a precious metal and an industrial metal. As a precious metal, silver investment demand increased significantly following September 11, 2001. Since September 11, 2001, the silver price has shown a close correlation with the market price of gold as the price of gold moved beyond the US$300 per ounce level.

                             BUSINESS OF THE COMPANY

STATED BUSINESS OBJECTIVES AND MILESTONES

          The Company has become an intermediate gold and silver producer by completing the Luismin Acquisition. The Company plans to pursue further mining and development opportunities in the mining industry.

OVERVIEW

          Wheaton River is engaged in the acquisition, exploration and operation of precious metal properties. The Company's precious metals mining and exploration business has historically been conducted in Canada and Costa Rica through its Subsidiaries.

          Pursuant to the Luismin Purchase Agreement, on June 19, 2002 the Company acquired all of the outstanding shares of Luismin, a privately held Mexican gold and silver mining company, from a subsidiary of Sanluis. The purchase price was comprised of US$55,160,000 in cash and 9,084,090 Common Shares. The Company also advanced US$19,840,000 to Luismin that Luismin used to repay all of its outstanding bank debt. No terms have been defined for this advance. The Luismin debt was incurred principally to fund operations, capital expenditures and exploration. An additional contingent silver price adjustment payment of 11,355,113 Common Shares will be paid if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.

          Wheaton River owns the Bellavista Project, located in Costa Rica. The Company completed a feasibility study in 1999 that included a mine plan with production of 436,000 ounces of gold over seven years. In June 2002, the Government of Costa Rica issued an executive decree which placed a complete moratorium on new open-pit mining projects. The decree included the statement that the existing legal rights of projects already approved would be respected. The Company does not intend to further advance the Bellavista Project at this time. Although the

Company obtained the key environmental operating permit for the project in January 2001 and the taxation exemptions under the Costa Rican free zone legislation in May 2001, there can be no assurance that the Costa Rican government will permit future development of the Bellavista Project.

          Wheaton River also owns the Golden Bear Mine located in northwestern British Columbia, which was a seasonal operation that operated from about April to October annually. The final year of commercial production from this mine was 2001 at which time the mineral reserves were exhausted. See "Business of the Company - Mineral Projects - Golden Bear Mine".

PRINCIPAL PRODUCT

          Until the close of the Golden Bear Mine in 2001, the Company's principal product was gold. All gold produced was from the operations of the Golden Bear Mine and was sold at market prices. As a result of the recently completed Luismin Acquisition, the Company's principal products are gold and silver, with gold and silver production forming a significant part of revenues. There is a world-wide gold and silver market into which the Company can sell its gold and silver, and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold and silver which it produces.

COMPETITIVE CONDITIONS

          The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

OPERATIONS

RAW MATERIALS

          The Company has gold and silver mineral reserves at Luismin's mining properties located in Mexico. The mineral reserves from the Golden Bear Mine were depleted in 2001. Although the Bellavista Project has mineral reserves, the Company does not intend to further advance the project at this time.

ENVIRONMENTAL PROTECTION REQUIREMENTS

          The Company commenced reclamation activities at the Golden Bear Mine site in 2000 and will continue such activities in 2002 and up to 2006. Reclamation is anticipated to consist of activities such as the removal of plant and equipment, re-sloping of waste dumps, re-vegetation and closure of the access road. The remaining reclamation costs at the Golden Bear Mine site as at March 31, 2002 are estimated to be approximately $4,440,000. Funding will be provided from a reclamation deposit and cash held by the government under a safekeeping agreement totalling $2,247,000, sale of mine site equipment with a carrying value of $700,000 and the balance from working capital.

EMPLOYEES

          Currently, the Company has 10 full-time employees in Canada and will employ 11 seasonal employees at the Golden Bear Mine site. Also, approximately 1,450 people work in the Luismin operations at the five operating mine sites, offices in Durango and Mexico City and a laboratory facility in Durango. There are approximately 770 contractors, 130 non-union workers, 350 hourly unionized workers and 200 salaried employees. The Company had an average of 18 full time employees in Canada over its last fiscal year who worked in the Vancouver and Toronto offices and at the Golden Bear Mine site. In addition, the Company employed an average of 32 seasonal employees during its last fiscal year at the Golden Bear Mine site while it was in operation from approximately April to October. The Company also employed an average of 14 persons during its last fiscal year in Costa Rica to work on permitting and advancing the Bellavista Project.

FOREIGN OPERATIONS RISKS

          The Company currently owns the San Dimas, La Guitarra and San Martin mining operations in Mexico and the Bellavista Project located in Costa Rica. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted.

MINERAL PROJECTS

LUISMIN PROJECTS

Introduction

          Luismin's five mining properties are each operated by wholly-owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states; the San Martin mine in the state of Queretaro; and the La Guitarra mine in the state of Mexico. The five mines hold 93 exploration and exploitation concessions with a total area of approximately 30,000 hectares. This extensive land ownership covers the mines, as well as the most prospective surrounding areas and forms an important asset for Luismin's future exploration programs. Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

          All of the mines are underground operations using primarily mechanized cut-and-fill mining methods. After milling, cyanidation, precipitation and smelting, dore bars are poured and then transported for refining to Salt Lake City, Utah. Gold and silver production from the five mines during the past two years has averaged approximately 93,900 ounces gold per year and 5,632,000 ounces silver per year, placing Luismin as Mexico's fourth largest producer of gold and third largest producer of silver.

          Pursuant to an agreement dated April 24, 2002, as amended, on June 19, 2002, the Company acquired all of the outstanding shares of Luismin. The purchase price was comprised of US$55,160,000 in cash and 9,084,090 Common Shares. The Company also advanced US$19,840,000 to Luismin that Luismin used to repay its outstanding bank debt. An additional contingent silver price adjustment payment of 11,355,113 Common Shares will be paid if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.

          A report entitled "A Technical Review of Tayoltita, Santa Rita, San Antonio, La Guitarra and San Martin Operating Silver and Gold Mines in Mexico for Wheaton River Minerals Ltd." dated April 25, 2002, as revised June 5, 2002 and as amended August 12, 2002, (the "WGM Report") has been prepared for the Company by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at Watts, Griffis and McOuat Limited ("WGM"). The following summary has been prepared with the consent of WGM and, in some cases, is a direct extract from the WGM Report.

[GRAPHIC APPEARS HERE]

SAN DIMAS DISTRICT (TAYOLTITA, SANTA RITA AND SAN ANTONIO MINES)

Property Description and Location

          Luismin's three operating mines in the San Dimas district, on the border of Durango and Sinaloa states are the Tayoltita, Santa Rita and San Antonio mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango. These properties are surveyed and contained in a contiguous block. The Tayoltita properties cover an area of 10,236 hectares, the San Antonio properties cover an area of 8,966 hectares and the Santa Rita properties cover an area of 5,647 hectares.

[GRAPHIC APPEARS HERE]

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

          The San Dimas district is accessed by aircraft in a one hour flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango. Luismin has access to a de Havilland Twin Otter aircraft and a helicopter which are both based at Tayoltita. Most of the personnel and light supplies for the San Dimas mines arrive on the Company's regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango. Originally, access to the San Dimas district was from the town of San Ignacio, Sinaloa along a 55-kilometre long narrow mule trail, carved in the steep valley wall above the high water level of the Piaxtla River. A rough road, paralleling the mule trail, now follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the spring dry season. San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

Climate

          The climate of the San Dimas area is semi-tropical, characterized by relatively high temperatures and humidity, with hot summers (maximum about 35 DEG. Celsius) and mild winters. At higher elevations in the Sierra frosty nights occur in the winter (November to March). The majority of the precipitation occurs in the summer

(June to September), however tropical rainstorms during October to January can result in considerable additional rainfall. The total average annual rainfall varies from about 66 to 108 centimetres. Weather does not affect the operations and mining is carried out throughout the year.

Local Resources

          Pine, juniper and scattered oak trees grow sufficiently on the higher ridges, to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region's population. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel. Population outside the mining and sawmill camps is sparse.

          Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Luismin to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

          Mining at both the Santa Rita and San Antonio mines is done by contract mining while at Tayoltita the mining is carried out by Luismin personnel.

          Electrical power is provided by a combination of their own power systems and by the Federal Power Commission's supply system. Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission's supply system.

Infrastructure

          The Santa Rita mine is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

          The San Antonio mine is located seven kilometres west of the Tayoltita mine in the state of Sinaloa. The mine is accessed, from Tayoltita, by road three kilometres through the town of Tayoltita to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio Mill. Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops.

Physiography

          The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres on the high peaks to elevations of 400 metres in the valley floor of the Piaxtla River.

History

          The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757 by a group of Spanish families living at Las Queleles (near the present town of Tayoltita). Government and religious authorities made several unsuccessful attempts to determine the location of the Queleles group of mines. By 1795, a town of 10,000 residents had been established upstream at Guarisamey where other gold and silver veins had been discovered. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start-up again until the 1880s when agents of William Randolph Hearst of San Francisco and American Colonel Daniel Burns arrived in the area. W.R. Hearst acquired the Tayoltita mine under the name of the San Luis Mining Company. In 1883, when Colonel Burns took control of the Candelaria mine, modern mining methods began. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

          In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria Mine had been mined out and the properties of the Mexican Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

          A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by a group known as Luismin S.A. de C.V.

          Historical production through 2001 from the San Dimas district is estimated at 655 million ounces of silver and 9.33 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas district during 2000 and 2001 was approximately 49,000 and 55,000 ounces of gold and 4.5 million and 4.8 million ounces of silver, respectively.

Geological Setting

          The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness; the Lower Volcanic Group ("LVG") and the Upper Volcanic Group ("UVG") separated by an erosional and depositional unconformity.

          The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavon rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

          More than 700 metres thick, the Socavon rhyolite is host for several productive veins in the district. Overlying the Socavon rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite that is remarkably present throughout the area. The Buelna andesite is overlain by the Portal rhyolite, a grey, cream to purple coloured rock containing potassic feldspar and quartz cementing small (5 to 10 millimetres) volcanic rock fragments. It ranges in thickness from 50 to 250 metres and is also prevalent throughout the district.

          The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy. One variety is fragmental (varying from a lapilli tuff to a coarse agglomerate), the other has a porphyritic texture (1 to 2 millimetres plagioclase phenocrysts).

          The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

          The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area. The lower contact between the LVG and the underlying productive andesite is unconformable.

          The predominant plutonic events in the district resulted in intrusion of the LVG by granitic to granodioritic intrusives, part of the Sinaloa composite batholith.

          Other intrusives cutting the LVG include the Intrusive andesite, the Elena aplite and the Santa Rita dacitic dikes. The even younger Bolanos rhyolite, and the basic dykes intrude both the LVG and UVG. Intrusive activity in the western portion of the Sierra Madre Occidental has been dated continuously from 102 to 43 million years.

          The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas District, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite. The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

          The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

          Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35 DEG. to the east. In most cases, the faults are post ore in age and offset both the LVG and UVG.

          All major faults display northeast-southwest extension and dip from near vertical (Pena fault) to less than 55 DEG. (Guamuchil fault). Offsets on the blocks ranges from a downthrow of 150 metres on the Pena and Arana faults, to more than 1,500 metres on the Guamuchil fault.

Exploration

          Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

          This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

          At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

          Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of inferred mineral resources that will later be discovered in the zone. For more than 30 years, Luismin has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the mineral reserve area. WGM, after a review of numerous longitudinal vein sections, concluded that the application of the 30% factor was justified. As a check on this assumption, WGM selected five veins and calculated the explored area and compared it to the mined out area plus the mineral reserve area. To determine the explored area, a 40 metre envelope was projected from around underground working and added to the areas of a 25 metres square area centred on all drillholes. The resulting factor was 42%.

          Luismin has been able to maintain a 20 year mineral resource base, that, by development on a timely basis, converts the inferred mineral resources into mineral reserves. Thus, Luismin maintains a mineral reserve base, that, at the current mining rate, replaces mined mineral reserves with future mineral reserves.

Deposit Types and Mineralization

Deposit Types

          The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed during the final stages of igneous and hydrothermal activity from quartz-monzonitic and andesitic intrusions.

          As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. At San Dimas, based on age determinations, the average period between the end of late stage of plutonism and the hydrothermal activity is 2.1 million years, however, hydrothermal activity continued for at least another 5 million years. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

Mineralization

          The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures. The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metres. They have been followed underground from a few metres in strike-length to more than 1,500 metres. Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz.

          Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

          The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

          The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length. Down-dip extensions are up to 200 metres but are generally less than the strike length.

Drilling

          Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work. Approximately 5,000 metres of drifting (level development) is planned for 2002 in the Tayoltita, Santa Rita and San Antonio mines as well as a total of 13,900 metres of diamond drilling. Diamond drilling is predominantly done from underground stations as both the rugged topography, (i.e. access to surface drill stations) and the great drilling distance from the surface locations to the target(s) makes surface drilling both challenging and expensive. All exploration drilling and the exploration underground development work is done in-house by Luismin. Diamond drilling is of NQ/HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately US$45 per metre.

          Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of their mines with their own rigs. Twelve diamond drill rigs and crews are employed in the mines. Generally two rigs are stationed at each of the San Martin and the La Guitarra mines with eight rigs in the mines at San Dimas. However, sometimes one of the rigs may be moved to a particular mine if required.

          Given that the majority (70%) of the Favourable Zone (target area) is not mineralized and the magnitude of the number of mine vein workings, it is WGM's opinion that confirmatory diamond drilling was not warranted and Wheaton River did not conduct any independent diamond drilling. WGM did however review Luismin's diamond drilling program of the Favourable Zone, from January 2002 to May 2002, during which time 38 drillholes were completed. Thirty percent of these holes intersected ore grade intercepts while the remaining 70% failed to intersect ore grade intercepts. The results support the Luismin 30% factor of the Favourable Zone for inferred mineral resources. WGM also visited an operating diamond drill rig underground and observed the core handling, examined the drill core in detail and later at the core shack, the sample splitting by diamond sawing, the bagging, tagging and shipment to the mine assay laboratory. All operations observed by WGM were being done in a professional manner, core boxes are well marked and stored with very detailed geological logging carried out.

          Funds have been included in the capital budget to purchase an additional diamond drilling rig to assist in Luismin's planned expansion of mine production.

Sampling Method and Approach

          Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling. Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

          Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

          Drill core samples after being sawn in half are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

Sample Preparation, Analysis and Security

          At each of the mines in the San Dimas district, the mine workings are sampled under the direction of the Geological Department initially across the vein, at 1.5 metres (5 feet) intervals, with splits along the sample line taken to reflect geological changes. No sample length is greater than 1.5 metres. Once the ore block has been outlined and the mining of the block begun, the sample line spacing may be increased to three metres. Sampling is done by chip-channel, the channel approximately 10 centimetres wide, cut across the vein. Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

          Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.

          WGM reviewed all of the steps in the sample handling at the two mine assay laboratories (Tayoltita and San Antonio) from the initial recording and control of the numbers of incoming samples through the crushing, splitting, grinding and collecting of a subsample for fire assay, followed by the preparation for fire assay and cupellation and the weighing of the silver-gold and gold beads.

          The methodology used by Luismin's assay laboratories is that introduced by the former American mine owners. Certain steps have through time become somewhat slack and could be improved, such as, more rolling of the pulp sample to be better homogenized, better control of the dust, rock chips in the crushing-grinding area, the need for air conditioning in the balance room for the bead weighing. WGM believes however that the sample preparation, analysis and security process is without any serious problems. WGM believes that the introduction of a new program of quality control would be advantageous and helpful.

Data Verification

          WGM did not collect any individual samples to verify the silver-gold mineralization at the Luismin mines. However, WGM did observe the gold-silver beads in the crucibles as taken from the fire assay furnace and their subsequent weighing. WGM also observed the pouring of numerous dore bars and receipts of payment from the sale of the dore bars.

          Luismin has not routinely sent samples from the mines to outside laboratories for check assays. Approximately two years ago, Luismin sent a suite of 199 samples (approximately 40 from each deposit) to three laboratories, DMC Durango, Bondar Clegg and Barringer, for check assays for silver and gold. These samples were also assayed at the Tayoltita, San Antonio and San Martin laboratories. In general, there was good correlation between the San Dimas laboratories and the outside laboratories and between the San Dimas laboratories.

          As part of the verification of the reported precious metal production by Luismin, a review was carried out by WGM of the reported silver and gold ounces of production from each of the three Luismin mining (smelting) operations and compared to the reported settlement of ounces for silver and gold.

Mineral Reserves and Mineral Resources

          Luismin's policy is to develop and maintain a mineral resource base of over 20 years with respect to its overall operations by converting, through development, the mineral resources into mineral reserves on a yearly basis.

          Rather than calculating mineral resources/mineral reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine mineral reserves, the method presently used by Luismin at the five mines is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable mineral reserves.

Mineral Reserves

          The total proven and probable mineral reserves, as estimated by Luismin as of December 31, 2001 for the three operating mines in the San Dimas district, are 2.245 million tonnes at 357 grams of silver per metric tonne and
3.7 grams of gold per metric tonne, divided as follows:

                  PROVEN AND PROBABLE MINERAL RESERVES/(1)//(2)//(3)/

                                                               GRADE              TOTAL CONTAINED
                                                          ---------------    ------------------------
                                             TONNES       g Ag/t   g Au/t     (Oz Ag)         (Oz Au)
                                            ---------     ------   ------    ----------       -------
          TAYOLTITA MINE
          Proven                              402,000        379     4.00     4,898,500        51,700
          Probable                            805,000        369     3.52     9,550,400        91,000
          Total                             1,207,000        372     3.68    14,448,900       142,700

          -------------------------------------------------------------------------------------------
          SANTA RITA MINE
          Proven                              273,000        387     2.79     3,396,800        24,500
          Probable                            175,000        379     2.71     2,132,400        15,200
          Total                               448,000        384     2.76     5,529,200        39,700

          -------------------------------------------------------------------------------------------
          SAN ANTONIO MINE
          Proven                              312,000        302     4.23     3,029,400        42,400
          Probable                            278,000        309     4.30     2,761,900        38,400
          Total                               590,000        305     4.26     5,791,300        80,800

----------
          /(1)/ The mineral reserves and inferred mineral resources for the Luismin operations set out in the tables above have been prepared by Luismin and reviewed by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM. The mineral reserves are classified as proven and probable and the mineral resources are classified as inferred, and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
          /(2)/ The Luismin project mineral reserves and inferred mineral resources were estimated using conventional block estimation techniques. Gold and silver prices for the mineral reserve estimation are US$270.99 per ounce and US$4.37 per ounce, respectively. The cut-off grades are based upon historical metal recovery for each mine together with operating cost estimates of US$45.18 per tonne at Tayoltita, US$43.51 per tonne at Santa Rita and US$47.64 per tonne at San Antonio.
          /(3)/ Dilution and mining losses are incorporated in both the proven and probable mineral reserves and the inferred mineral resources through grade corrections of -15% (0.85 x silver grade) and -5% (0.95 x gold grade). A mining recovery factor has not been applied, but WGM estimates that the mining recovery will be 90%.

Mineral Resources

          The inferred mineral resources, separately reported from the estimated mineral reserves set out above, and estimated by Luismin as of December 31, 2001 for the three operating mines in the San Dimas district, are about 11.7 million tonnes at an approximate grade of 310 grams of silver per metric tonne and 2.9 grams of gold per metric tonne, divided as follows:

                 INFERRED MINERAL RESOURCES/(1)//(2)//(3)//(4)/
                (EXCLUDING PROVEN AND PROBABLE MINERAL RESERVES)

                                                               GRADE               TOTAL CONTAINED
                                                          ---------------      ------------------------
                                               TONNES     g Ag/t   g Au/t       (Oz Ag)         (Oz Au)
                                              ---------   ------   ------      ----------       -------
          TAYOLTITA MINE
          Inferred                            4,580,000      314      2.7      46,237,000       398,000

          ---------------------------------------------------------------------------------------------
          SANTA RITA MINE
          Inferred                            3,100,000      319      2.2      31,794,000       219,000

          ---------------------------------------------------------------------------------------------
          SAN ANTONIO MINE
          Inferred                            4,000,000      299      3.9      38,453,000       502,000

___________
          /(1)/ The mineral reserves and inferred mineral resources for the Luismin operations set out in the tables above have been prepared by Luismin and reviewed by Velasquez Spring, P.Eng., Senior Geologist and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM. The mineral reserves are classified as proven and probable and the mineral resources are classified as inferred, and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
          /(2)/ The Luismin project mineral reserves and inferred mineral resources were estimated using conventional block estimation techniques. Gold and silver prices for the mineral reserve estimation are US$271 per ounce and US$4.37 per ounce, respectively. The cut-off grades are based upon historical metal recovery for each mine together with operating cost estimates of US$45 per tonne at Tayoltita, US$44 per tonne at Santa Rita and US$48 per tonne at San Antonio.
          /(3)/ Dilution and mining losses are incorporated in both the proven and probable mineral reserves and the inferred mineral resources through grade corrections of -15% (0.85 x silver grade) and -5% (0.95 x gold grade). A mining recovery factor has not been applied, but WGM estimates that the mining recovery will be 90%.
          /(4)/ Inferred mineral resources are not known with the same degree of certainty as proven and probable mineral reserves and do not have demonstrated economic viability.

Classification of Mineral Reserves

          The following criteria are used by Luismin to classify proven and probable mineral reserves. The distance for vertical projections for proven mineral reserves and probable mineral reserves is a function of the length of the block, defined as follows:

                                            MAXIMUM VERTICAL PROJECTION        MAXIMUM VERTICAL PROJECTION
     BLOCK LENGTH                           FOR PROVEN MINERAL RESERVES        FOR PROBABLE MINERAL RESERVES
     ---------------------------------      ---------------------------        -----------------------------
     Less than 15 metres (50 feet)          4 metres (12 feet)                 8 metres (24 feet)
     15 to 45 metres (50 to 148 feet)       8 metres (24 feet)                 16 metres (52 feet)
     45 to 85 metres (148 to 279 feet)      16 metres (52 feet)                32 metres (105 feet)
     Greater than 85 metres (279 feet)      20 metres (65 feet)                40 metres (135 feet)

          Blocks are adjusted to reflect faults, old workings and/or vein intersections.

          Luismin also estimates probable mineral reserves by diamond drilling. A square is drawn on the vertical longitudinal section with the drillhole centered on the square. The shape and size of the block depends upon the geological interpretation with the maximum size of the block based on the thickness of the vein as follows:

                    VEIN THICKNESS                         SIZE OF BLOCK
                    -----------------------                --------------
                    Less than 1.0 metres                   25 x 25 metres
                    1.0 to 1.5 metres                      35 x 35 metres
                    Greater than 1.5 metres                50 x 50 metres

          Drillhole blocks, based on drillhole assays 50 metres or less from underground workings, are classified as "probable mineral reserves from drilling". If the drillhole assays are more than 50 metres from sampled underground workings or adjacent drillholes, the block is classified as inferred mineral resources.

Classification of Mineral Resources

          Luismin estimates inferred mineral resources based on the geological interpretation of partially explored veins and the vertical extent of the Favourable Zone of the epithermal mineralization. Using the average metal values of widely spaced samples collected variously, when present, from outcrops, widely spaced drillholes and underground workings, an average grade is determined.

          It is known from past mining experience that economic mineralization is confined to an epithermal zone with a distinct top and bottom called the Favourable Zone and that mineralization within a vein/structure within the Favourable Zone is very irregular but statistically occupies 30% of vein/structure within the zone. The extent of extrapolation of an individual vein/structure within the Favourable Zone is based on structural and stratigraphic relationships supported by geochemical trace element studies and fluid inclusion studies. The extrapolation of a particular vein is based on various individual criteria, such as the height of the Favourable Zone, the knowledge of the structure and its extension through the interception of the structure in underground workings by surface exposure and/or by intersection with diamond drillholes. The strength, width and character of the individual vein determines the geological confidence in the distance of the extrapolation of the vein.

          A total of more than 100 veins/structures, at Tayoltita, San Antonio and Santa Rita units, comprise the inferred mineral resource inventory of the San Dimas district.

          Luismin does not include the inferred mineral resources in its mineral reserve estimate but as targets to develop additional mineral reserves. To determine how successful they had been in converting inferred mineral resources into mineral reserves, Luismin studied a number of veins in each of the five mines. It is important to note that the study did not include all the veins that were mined during the period and thus the mine production for the same period will be greater. Luismin's records over the 20 year period show that follow-up exploration has converted on average almost 90% of these inferred mineral resources into mineral reserves.

Reconciliation Between Reserves and Production

          The most useful test of a mineral reserve estimate at an operating mine is a review of the tonnes and grade predicted by the reserve estimate against the results of production from the same area. The WGM Report states that the overall reconciliation supports Luismin's ongoing program of reserve estimation and grade control.

PAH Audit

          Luismin has retained Pincock, Allen and Holt ("PAH") on three occasions to audit the reserves and resources of the operations. PAH visited the La Guitarra, San Martin, Tayoltita, Santa Rita and San Antonio mines in December 1999. PAH has produced three reports dated September 1998, April 2000 and January 2001 reporting on Luismin resource/reserve estimates dated June 30, 1998, December 31, 1999 and October 31, 2000.

          PAH's approach to audit the mineral reserves was to:

..         review the parameters used to estimate resources and reserves;
..         review the methods of estimation and classification;
..         check calculations of grade, width and/or tonnage on individual blocks of reserves; and

..         review the predicted reserves against production for the same areas on an annual basis.

          The results of PAH's audit found no significant errors in calculation of the mineral reserves.

          PAH also reviewed Luismin's estimate of inferred mineral resources and stated that "based on a historical review of the tonnage of material that was originally estimated as... [inferred mineral resources]... and the tonnage of material that was ultimately mined or defined as mineable reserves, it is PAH's opinion that there is a high probability that further exploration and mine development will convert a substantial amount of these resources into mineable reserves."

          PAH's statement of inferred mineral resources in the January 2001 report is essentially equivalent to the statement of inferred mineral resources in the WGM Report. While there are minor discrepancies between the PAH reports and the WGM Report, in the opinion of WGM they are not material.

Volume Estimate

          The sample data are posted on level plans, and a geologist defines the limits of mineralization across and along the vein to determine the block lengths for mining and mineral reserve estimation. The data are then transferred to longitudinal sections and the volume of the block is calculated based on the average mineralized width of the vein and the measured longitudinal area (corrected for the dip of the vein).

Treatment of High Grade Assays

          Cutting of high grade values is sometimes carried out by the geologist estimating the tonnage and grade of a block. Luismin advised WGM that the rule for the cutting of high grade silver values i.e. those greater than 350 grams of silver per metric tonne is to average the high grade value with the silver values of the samples immediately adjacent on either side of the high grade sample i.e. the average of three sample values. If the high grade value of the sample is equal to, or greater than three times the average then both the silver and gold values of the high grade sample are cut in half.

          WGM's review showed that the cutting of high grade values does not appear to be a standard procedure at San Dimas as some veins are cut while other are cut only on occasions. The cutting of high values appears to be somewhat subjective by the individual geologist carrying out the estimation. However, WGM's review did not commonly observe isolated high grade samples that would produce an overall strong nugget effect.

Tonnage Factor

          The tonnage factor for the mines that use the metric system is to multiply the volume in cubic metres by 2.7 (SG) to give metric tonnes and similarly in the mines using the English system to divide the volume, in cubic feet, by 13 to give metric tonnes.

Dilution

          Prior to October 2000, an empirical dilution curve was applied to correct the silver and gold values at the mines of the San Dimas district. The curve had been developed from years of experience of the head grade measured in the mill at the Tayoltita mine. However as the silver grades being mined became lower, a statistical study in 1999 showed that the empirical dilution curve was no longer appropriate. The 1999 statistical study was based on more than 12,000 data entries from the various mines compared to the head grades of the mill. The results indicated the need to apply the following new correction factors to both silver and gold values.

          Since November 2000, grade corrections of -15%, or 0.85 x silver grade and -5%, or 0.95 x gold grade, have been applied. The adjustments incorporate, in WGM's opinion, grade differences due principally to dilution and to mining losses and also correct, according to Luismin, other factors that affect the results of the silver and gold assays, namely: (1) the collecting and splitting of the samples; (2) grinding contamination in the assay lab; (3) contamination during the cupellation of samples with very high values in silver and gold; and
(4) weighing errors in determining the gold and silver grades of the samples. A tonnage mining dilution of 10% is applied after the grade correction. These grade corrections and dilution, where appropriate, are applied to both the proven and probable mineral reserves and the inferred mineral reserves.

          To account for narrow veins, an additional dilution factor of 10% (0 grade) is also applied to blocks less than 5,000 tonnes at the San Dimas mines.

          Luismin does not apply a mining recovery factor, but since the reserve tonnes balance well with the tonnage mined, WGM estimates that the mining recovery is already included in the estimation.

Cut-off Grade

          The calculation of the minimum cut-off grade is based on market metal prices (adjusted monthly) for gold and silver metal recovered in the mill and the average monthly production costs for mining/milling/overhead etc., to produce a minimum dollar per tonne cut-off grade for each of Tayoltita, Santa Rita and San Antonio. The cut-off grades for estimation of mineral reserves as of December 31, 2001, were US$45.18 per tonne for the Tayoltita area, US$43.51 per tonne for the Santa Rita area and US$47.64 per tonne for the San Antonio area.

Mining Operations

          Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio mines. The operations employ cut-and-fill mining with LHD equipment and primary access is provided by adits and internal ramps. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold for production of dore.

Tayoltita Mine

          The Tayoltita mine is the oldest operating mine in the San Dimas area. The main access is a 4.4 kilometres tunnel from a portal approximately 400 metres northeast of the Tayoltita mill. About 570,000 cubic feet per minute of ventilation is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises. Raises for ventilation and ore and waste passes are typically developed with boring machines.

          The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill. The veins vary from 1 to 3 metres in width and generally dip at 75 DEG. to 80 DEG..

          Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using 8 tonne cars. Primarily because of the efficient ore transport system, Tayoltita has the lowest overall operating costs and cut-off grade in the San Dimas area.

          The development of the San Luis Tunnel to connect the San Antonio mining area to the Tayoltita mining area has allowed the development of the Santa Lucia and El Oro veins. This mining area is characterized by veins that dip 75 DEG., with variable widths, and is currently being developed as an important mining area for Tayoltita.

Santa Rita Mine

          The Santa Rita mine main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site. The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35 DEG.. In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation. Ventilation is maintained by three exhaust fans providing 530,000 cubic feet per minute.

          The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface. The shaft employs a double drum hoist with 2.2-tonne skips. Luismin plans to connect the rail haulage to the Tayoltita tunnel, which will considerably reduce ore transport costs. Currently the ore is loaded at the portal for surface haulage along a narrow winding road to the Tayoltita mill.

San Antonio Mine

          The San Antonio mine is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains. In 2001, the San Luis Tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

          Mining operations at San Antonio work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods. Ventilation is by a combination of natural and fan forced supplying 290,000 cubic feet per minute to the operations. Ore haulage is by a combination of LHD equipment as well as rail and trucks which can dump directly into the San Antonio crusher.

          The San Antonio site includes a mill and some limited accommodation for the workforce. Luismin plans to end milling operations at San Antonio in the near future and haul all mine production to the Tayoltita mill using the San Luis Tunnel. Development of a haulage route that includes a short tunnel on the north side of the Piaxtla River is currently in progress which will allow ore haulage to the Tayoltita mill without going through the townsite.

          Termination of the San Antonio milling operations was chosen as a new tailing area is required and efficiencies will be realized by a central milling facility for the San Dimas area.

Milling Operations

          Milling operations are carried out at Tayoltita and San Antonio. The Tayoltita mill processes ore from both the Tayoltita and Santa Rita mining operations and has a production capacity of 1,200 tonnes per day. The San Antonio mill produces a precipitate which is refined at the Tayoltita mill and has a capacity of 400 tonnes per day. Both mill facilities are conventional operations that employ cyanidation and zinc precipitation for recovery of the gold and silver.

Tayoltita Mill

          In 2001, the Tayoltita mill averaged 1,057 tonnes per day with recoveries of 92.3% silver and 95.1% gold. The mill capacity is 1,200 tonnes per day.

          The Tayoltita mill employs fine crushing and single stage ball milling to achieve 80% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a CCD circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Tailings are pumped up gradient by a series of ten pumping stations to the tailings impoundment area in a box canyon east of the mill site. The gold and silver precipitate is refined from both the Tayoltita and the San Antonio mills. Refining uses an induction furnace to produce 1,000 ounce silver and gold dore bars.

          The Tayoltita mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. Another expansion at Tayoltita is currently under consideration to replace the San Antonio mill capacity. This will add another ball mill operating in parallel as well as increasing the number of leach tanks.

San Antonio Mill

          In 2001, the San Antonio mill averaged 358 tonnes per day with recoveries of 92.3% gold and 95.1% silver. The mill capacity is 400 tonnes per day.

          The San Antonio mill has a similar flowsheet to that of the Tayoltita mill, with the exception of the crushing circuit, where three stages of crushing are used instead of two to achieve a finer product size prior to grinding. The gold and silver precipitate from the filter press is transported to Tayoltita for processing. The mill layout is complicated by the steep walled canyon setting and equipment is located on both sides of the river.

          San Antonio tailings are deposited downstream of the mill in a tight river bend that has been isolated from the river flow with dams. The river has been diverted through three channels tunnelled in the canyon wall carrying the river downstream of the tailings deposition area. The tailings area has steep dams of dry tailings buttressed with concrete walls on the upstream side and waste rock on the downstream side. The remaining capacity in the dam is limited and the San Antonio mill is scheduled to end operations within one year.

          The San Antonio tailings containment structure is regarded to be at risk due to erosion and/or dam failure and consideration is being given to relocating the tailings to another site or placing them underground in old mine workings after the San Antonio mill operations are shut down. Another tailings storage site for the San Antonio tailings has been approved at Limoncito.

Environmental Upgrades to Tailings Management

          Luismin's practice in the design and operation of tailings containment sites in the San Dimas district complies with the requirements of Mexico and with the permits issued for the dams. Improvements will be necessary to bring all of the tailings dams designs and operations up to World Bank standards. Wheaton River intends to ensure that future tailings sites will be designed to appropriate World Bank standards.

          SRK Consulting ("SRK") was engaged by Wheaton River in January 2002 to complete an environmental due diligence of the Luismin operations. This review included a cost estimate to remediate any existing environmental liabilities and construct additional tailings storage capacity to sustain the ongoing operations. The report prepared by SRK has been reviewed by WGM as part of the technical review of the Luismin operations.

          Luismin's practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams are typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam. The tailings containment sites have not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.

          The deficiencies with the tailings management aspect of the operations are recognized by Luismin and capital investments are currently being made to upgrade the containment structures and upgrade operations to bring them more in line with accepted practice. Luismin is also evaluating various technologies to reduce the environmental impact of the tailings operations. Enforcement of regulatory requirements in Mexico is becoming more stringent and higher operating standards can be expected in the future. The planned capital expenditures by Luismin should keep the operations compliant with the operating standards required in Mexico.

          The Company has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from possible failure of any of the tailings dams in the San Dimas district.

Tayoltita Tailings

          The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management aspect of the operations. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. Current operations rely on ten pumping stations to elevate the tailings to the containment site. Both the tailings line and solution return line cross the river valley on cable supports without any provisions for spill containment in the event of a line failure.

          The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover are undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken.

          Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality but is expected to be impacted with higher suspended solids in periods of heavy rainfall.

          On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

          Under the current San Dimas plan, the Tayoltita mill operation will be expanded to process all ore mined in the district and will require an expansion of the tailings storage capacity. The planned expansion of the current containment site requires construction of a dam downstream of the existing tailings dam.

          The new dam construction will be supported with geotechnical and hydrological investigations of the site and a containment structure designed with the required safety factors. Luismin is giving consideration to replacing the ten tailings pumping stations and the associated environmental risk with one positive displacement pump which will reduce the possibility of spills. Cyanide recovery from the tailings stream as well as cyanide destruction technology is being investigated, either of which would reduce the cyanide concentrations in the tailings containment dams.

San Antonio Tailings

          The San Antonio tailings deposition site is located in a turn in a steep walled river valley downstream of the mill operation. The river has been diverted through two tunnels which have been excavated in the canyon wall on the inside of the river bend. A third tunnel for road access has been excavated. The third tunnel will serve as an additional channel for the river in high flow periods. The tailings containment dam has been established by stacking high density tailings from cyclone underflow and decanting the solution to a drainage channel for recycle to the mill. The containment dams are buttressed with concrete walls on the upstream side and waste rock on the downstream side. The current height of the tailings is estimated at 60 metres above the floor of the canyon.

          The capacity of the site is nearly exhausted and operation of the San Antonio mill will end within one year. Because the long-term stability of the tailings and dam integrity is questionable, Luismin is assessing various alternatives to stabilize the site. These alternatives include moving the tailings to another storage site, possible placement of some of the tailings underground in mined out workings, and covering the tails with rock buttresses.

          In 1993, and prior to excavation of the third diversion tunnel for the river, the river rose during a hurricane event and caused the tailings dam to fail. Geotechnical investigations by Luismin indicate that the current tailings dam stability is marginal. Due to the small surface area of the impoundment, there is a high probability that the tailings are not completely drained and hence have low strength and a high liquefaction potential. WGM regards the San Antonio tailing dam integrity as an issue that requires immediate attention. The potential for a hydraulic head within the dam that can exceed the strength of the containment structure requires a thorough investigation and remedial action.

          SRK has estimated the costs of various options to stabilize or relocate the San Antonio tailings. The options include: (a) transporting the tailings to the Tayoltita tailings site; (b) placing the tailings in underground workings; (c) relocation to a new site; and (d) stabilizing them at the existing site. Estimated costs for the various options range from US$3.6 to US$10.5 million. WGM has provided for US$6.5 million over the 2002 to 2007 period to address the San Antonio tailings issue in the economic analysis of the operations.

LA GUITARRA

Property Description and Location

          The concessions cover three main northwest-southeast striking vein systems with the La Guitarra mine located on the central vein. La Guitarra is owned and operated by Minas Arauco, S.A. de C.V. and covers 12,373 hectares. Presently a royalty of 2% NSR is payable to Compania Minera Las Torres, S.A. de C.V. ("CMLT") on production. In 1997, Luismin signed an eight-year lease with CMLT with an extension option that Luismin intends to exercise. The NSR will continue to be payable during the extension. The concessions revert to CMLT upon expiration of the extension.

          The La Guitarra mining concessions are located in the town of San Francisco La Albarrada, Municipality of Temascaltepec in the state of Mexico, 120 kilometres southwest of Mexico City.

[GRAPHIC APPEARS HERE]

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

          Access to the La Guitarra mine is by road 50 kilometres west from Mexico City to Toluca then 70 kilometres south to Temascaltepec. The trip by vehicle from Mexico City is over paved highways, except for the last two kilometres, which is over a well graded gravel road. The trip requires approximately 1.5 hours.

Climate

          The climate is moderate, but humid with an average annual precipitation of 123.1 centimetres that occurs mainly in the summer months (June to September). The average annual temperature is 18.2 DEG. Celsius with monthly averages varying from 7.7 DEG. to 25.9 DEG. Celsius.

Local Resources

          Numerous small villages and ponds are found throughout the heavily pine forested countryside that together with the cooler climate and beautiful scenery make the area a popular Mexican tourist area. Timbering, trout farms and the raising of livestock are the other main activities of the area. This is a rural area. Labour, banks, hospitals and universities are available in Toluca (50 kilometres away) or Mexico City (120 kilometres away).

Infrastructure

          Infrastructure at the mine site is typical of small scale mines with offices, warehouses, repair shops and an analytical assaying laboratory. Most of the mine personnel are contract labourers and live in the nearby villages.

          Water is provided by mine drainage and electrical power (approximately
1.1 megawatts) is obtained from the Federal Power Commission.

Physiography

          The La Guitarra mine is located in hilly, forested terrain with differences in elevation between the hilltops and valleys of 400 to 500 metres.

History

          The La Guitarra deposit was discovered in 1555 and experienced considerable mining activity during the Colonial period. Mining continued until the Mexican War of Independence (1810). The mine then lay dormant until 1910 when the American Rincon Mining Company acquired the property and re-established mining operations which continued until 1940 when the mine again became dormant.

          During 1972, the vein was explored by the subsidiary of a Canadian mining company, Cia. Tormex S.A., and in 1980, the Mexican mining company Fresnillo carried out extensive diamond drilling and drifting on the deposit. In 1990, Cia. Minera Arauco (a wholly-owned subsidiary of Luismin) acquired the property from Penoles and carried out extensive exploration. Luismin commenced mining in 1993 gradually increasing production through to 1999.

Geological Setting

          La Guitarra is located within the Temascaltepec Mining District along a north-northwest trending silver-gold belt that contains the mining camps of Zacatecas, Aguascalientes, Guanajuato, El Oro and Tasco.

          Three main northwest-southeast striking vein systems, or zones cut across the different rock types. The host rocks range from the oldest of metasedimentary-metavolcanic sequences of phyllites, slates and schists of upper Jurassic age that have been intruded by Tertiary (Oligocene) rhyolites and granites and by Miocene ignimbrites. Post mineralization Quatenary basalts (Trans-Mexican Volcanic Belt), overlie all the older rocks. The three main vein systems are predominantly composed of quartz and are named from the southeast to the northwest: (1) Temascaltepec; (2) La Guitarra; and (3) El Coloso. Although the three vein systems cut across different rock types, Luismin believes that the veins are part of a single major hydrothermal system.

          The La Guitarra deposit consists of six main veins. The Doncellas and the La Guitarra veins are the largest of the deposit and where the main orebodies are found. In the most easterly part, the veins strike 120 DEG. to 135 DEG. changing to 95 DEG. westward, dipping 70 DEG. to 90 DEG. southwest and south, respectively.

          The vein system outcrops along a strike length of more than 3.5 kilometres and has been explored to a depth of 500 metres. The quartz veins are up to about 15 metres wide (averaging 5 metres) narrowing with depth and contain mineralized banded ore shoots that are 1 to 4 metres wide. All veins converge into a single vein that is relatively continuous at depth.

Exploration

          Exploration at the La Guitarra mine is confined to developing mineral resources/mineral reserves in the immediate area of the mine both along strike and at depth on the vein system and, as funds are available, exploration is also carried out by diamond drilling in the vein systems at Coloso and Temascaltepec. Exploration is done in-house both by underground diamond drilling and by drifting. Similar to the other producing properties of Luismin, inferred mineral resources have been identified by extending known ore shoots beyond the area of mineral reserves.

Deposit Types and Mineralization

Deposit Types

          La Guitarra is a polymetallic, low-sulphidation, epithermal deposit. Typical of epithermal deposits, La Guitarra has the following characteristics:

..         formed near surface;
..         developed over considerable strike length but restricted in vertical extent;
..         vein hosted, formed in extensional tectonic setting;
..         main economic minerals gold and silver;
..         gangue mineral mainly quartz, lesser amounts of sulphosalts, pyrite and other sulphides; and
..         mineralization dominantly open space, banded crustiform, vuggy and drusy.

Mineralization

          The mineralized zones at La Guitarra are very complex. Brecciated and rebrecciated, the 1 to 4 metres thick mineralized zones pinch, swell and bifurcate over short distances within a large quartz vein (up to 20 metres) in width pinch, swell and bifurcate over short distances. The veins consist of massive to crypto-crystalline quartz, commonly banded, containing silver sulphides, sulphosalts and electrum with minor amounts of pyrite and other sulphide minerals.

          Three main stages of mineralization exist. Stage I contains most of the base-metal mineralization of the deposit. Stage II consists of four substages and is characterized by repetitive silica banding and brecciation and in terms of volume contains most of the precious metal mineralization. Stage III has the highest silver-gold grades but is volumetrically minor.

          Hydrothermal alteration around the veins at the La Guitarra deposit and neighbouring areas is weakly developed with propylitic alteration forming the outermost zone. Kaolinite-illite-smectite alteration dominates the upper part of the deposit becoming quartz-sericitic in the vicinity of quartz-filled veins and veinlets. Quartz-sericite halos develop around the veins but the intensity of the alteration is strong only in contact with the vein.

          The veins were mineralized during hydrothermal activity associated with the volcanism of the Mexican Ignimbrite Belt (Sierra Madre Occidental).

Drilling

          Two diamond drills are employed at the mine on a constant basis drilling exploration/development diamond drillholes. Holes are logged in detail by mine geologists with the sampled intervals diamond sawn in half. The half-core sampled intervals are sent to the mine assay laboratory for sample preparation and fire analysis.

          Wheaton River did not carry out any independent diamond drilling, but WGM reviewed and examined the drill core and logging. Core recovery generally was excellent at +95% recovery. Core logging and sampling of intervals done professionally.

Sampling Method and Approach

          WGM reviewed the two sampling methods carried out at La Guitarra, diamond drill core sampling and underground chip channel sampling. Sampled intervals are cut on the basis of geology at and average length of 40 centimetres with a maximum sample interval at 1.5 metres for both drill core and channel samples. Underground channel samples are taken across the mineralization at right angles to the vein/structure at 1.5 metre intervals. Samples are chipped continuously along the channel at closely spaced intervals with chips of approximately equal size. Samples are collected on a sampling canvas, rolled, coned and quartered to produce an approximate 2 kilogram sample that is sent to the mine assay laboratory for preparation and analysis.

Sample Preparation, Analysis and Security

          Sample preparation, crushing, grinding, homogenizing and splitting procedures are the same as those at Luismin's other San Dimas district mines. The assayers are trained at the San Dimas mines and employ the same procedures at La Guitarra. Approximately 120 samples are processed (fire assaying) daily at La Guitarra.

          The assaying methods carried out at La Guitarra are adequate. Duplicate assay samples return similar results and standard samples are also routinely fire assayed to check and control procedures. However, at the La Guitarra laboratories, as at the other Luismin laboratories, more attention should be paid to maintain a cleaner working environment and provide for an air conditioner in the precious metal weighing room. Nonetheless, samples from La Guitarra are sent on a routine basis to other Luismin laboratories and give similar results. As at other Luismin laboratories, fire assay results are entered into the computer and the analytical results of the samples transmitted electronically to other offices at the mine.

Data Verification

          WGM did not collect any individual samples to verify the silver-gold mineralization at the Luismin mines. However, WGM did observe the gold-silver beads in the crucibles as taken from the fire assay furnace and their subsequent weighing. WGM also observed the pouring of numerous dore bars and receipts of payment from the sale of the dore bars.

          Approximately two years ago, 40 samples from La Guitarra were assayed at DMC Durango, Bondar Clegg and Barringer, as well as at the Tayoltita, San Antonio and San Martin laboratories. The results showed excellent correlation between the La Guitarra laboratory and the other laboratories.

Mineral Reserves and Mineral Resources

Mineral Reserves

          The total proven and probable mineral reserves at the La Guitarra mine as of December 31, 2001 estimated by Luismin and audited by WGM are 210,700 tonnes at a grade of 396 grams of silver per metric tonne and 2.78 grams of gold per metric tonne, divided as follows:

               PROVEN AND PROBABLE MINERAL RESERVES/(1)//(2)//(3)/

                                                               GRADE              TOTAL CONTAINED
                                                          ---------------     -----------------------
                                              TONNES      g Ag/t   g Au/t      (Oz Ag)        (Oz Au)
                                              -------     ------   ------     ---------       -------
          LA GUITARRA MINE
          Proven                               83,400        287     3.10       765,900         8,300
          Probable                            127,300        467     2.57     1,906,900        10,500
          Total                               210,700        396     2.78     2,672,800        18,800

_________________
          /(1)/ The mineral reserves and inferred mineral resources for the Luismin operations set out in the tables above have been prepared by Luismin and reviewed by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM. The mineral reserves are classified as proven and probable and the mineral resources are classified as inferred, and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
          /(2)/ The Luismin project mineral reserves and inferred mineral resources were estimated using conventional block estimation techniques. Gold and silver prices for the mineral reserve estimation are US$280 per ounce and US$4.25 per ounce, respectively. The cut-off grades are based upon historical metal recovery for each mine together with operating cost estimates of US$57 per tonne at La Guitarra.
          /(3)/ A 10% mining dilution is applied at a grade of 90 grams of silver per tonne and 0.6 grams of gold per tonne (the average grade of the wall rock).

          PAH has also audited the mineral resources and mineral reserves of La Guitarra on three occasions

          The sampling, assaying and methods for estimation of mineral resource and mineral reserves at the La Guitarra mine are similar to those described for Luismin's producing mines in the San Dimas district, except for the differences described as follows:

..         A grade correction of -10% for gold and -16% for silver is used;
..         A 10% dilution at a grade of 90 grams of silver per metric tonne, and
          0.6 grams of gold per metric tonne (the average grade of the wallrocks) is applied to all blocks; and
..         High grade assay values are cut by calculating the average grade of the block. All samples above that average are cut to that grade and a new average grade is calculated for the block.

          For resources defined by drilling, the average grade of the mineralized interval is reduced 15% to 45%, depending upon the following range of silver and gold values in the intervals:

                              RANGE OF ASSAY VALUES

                g Ag/t                g Au/t        % CUT
                ------------          -------       -----
                *200                  *2               15
                200 to 400            2 to 4           20
                400 to 600            4 to 6           25
                600 to 800            6 to 8           30
                800 to 1,000          8 to 10          35
                1,000+                10               45

          A specific gravity of 2.7 is used to determine the amount of metric tonnes. The present dollar cut-off grade at La Guitarra is US$57 per tonne.

Mineral Resources

          The inferred mineral resources at the La Guitarra mine, estimated and separately reported (not included in the proven and probable mineral reserves) by Luismin are about 2.05 million tonnes at an approximate grade of 448 grams of silver per metric tonne and 1.30 grams of gold per metric tonne as of December 31, 2001. A 10% mining dilution is applied to the inferred mineral resources at a grade of 90 grams of silver per tonne and 0.6 grams of gold per tonne (the average grade of the wall rock) is applied to the estimated mineral resource. Mineral resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

          The same general parameters for extrapolation of inferred mineral resources are used at La Guitarra as in the San Dimas district with mineral reserves only designated where developed along the mineralized shoot. Extrapolation for inferred mineral resources are 300 metres along strike by 300 metres down-dip, although the vein outcrops on surface and is exposed underground for more than 1,500 metres. Veins, other than the La Guitarra vein, are extrapolated less than 300 metres with the distance based on knowledge of the vein, drillhole data and most importantly the vein outcrops on surface.

Reconciliation Between Reserves and Production

          The WGM Report states that the overall reconciliation supports Luismin's ongoing program of reserve estimation and grade control.

Mining Operations

          The La Guitarra mining and milling facility is the smallest of the Luismin operations with a rated capacity of 300 tonnes per day. The site consists of a mill and tailings operation at the base of a hillside containing the gold and silver deposit. The mine access is by tunnels into the hillside above the mill and tailings sites. The La Guitarra mill processed 101,549 tonnes in 2001 at a grade of 3.96 grams of gold per metric tonne and 230 grams of silver per metric tonne.

* Denotes less than

          The mineralization at the La Guitarra mine occurs in a 10 to 12 metres wide vein with the higher grade, mineable portion occurring as 1.5 to 3 metres shoots within the wider vein. The vein is sub vertical with a dip of 85 DEG. . Unlike the San Dimas operations, the La Guitarra mine dilution is comprised of lower grade mineralization that occurs in the vein surrounding the higher grade zone providing for better estimation and control of the mined grades than the San Dimas operations.

          The mining at La Guitarra employs mechanized cut-and-fill with backfill supplied from underground development headings in waste as well as from surface excavations. Contractors are engaged in operating the mine as well as completing the mine development work.

Milling Operations

          In 2001, the La Guitarra mill averaged 278 tonnes per day with recoveries of 81.9% silver and 79.1% gold. The La Guitarra mill flowsheet consists of fine crushing and ball milling followed by three stages of flotation. The gold and silver is recovered to a flotation concentrate that is filtered and dried for shipment to the San Martin mill for leaching.

Environmental Upgrades to Tailings Management

          The tailings at La Guitarra are stored in cells constructed of thickened tailings with decant towers to drain the tailings solutions for recycle to the mill. The construction method included some compaction under the dams but seepage to the surrounding lands has occurred. Some of the seepage is collected and recycled to the mill with the balance escaping to nearby wetlands and creeks.

          No cyanide is used at La Guitarra and the quality of the tailings water is not monitored. However, tailings decant water and seepage is known to have a reduced pH. Seepage areas outside the tailings containment have red iron staining evident.

          The mine water at La Guitarra has a pH of 2.5 with elevated concentrations of arsenic, lead and zinc. All water in excess of the mill requirements is currently being released to the environment without treatment. Installation of a water treatment facility for La Guitarra is included in the capital expenditures planned for reducing the environmental impact of the operations. The Company has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from the release of acidic waters with elevated concentrations of arsenic, lead and zinc from the La Guitarra operations.

          In the WGM economic analysis of the project, a total of US$1.64 million has been included in the capital cost for La Guitarra during 2002 and 2003 to address the environmental issues. The operating costs were increased by US$75,000 per annum to provide for operation of the water treatment plant. These costs have been derived from the reports prepared by SRK.

SAN MARTIN

Property Description and Location

          Minas Comermin S.A. de C.V., a wholly-owned Luismin subsidiary, holds the mining concessions covering 6,236 hectares at the San Martin project in the state of Queretaro.

          The San Martin project presently consists of two underground mines, San Jose and San Martin. The San Martin deposit/mine is approximately 700 metres north-northeast of the San Jose deposit/mine. Luismin commenced mining early in 1994 on the San Jose deposit with an open pit operation that was later abandoned and mining continued underground.

          The project is located northwest of Mexico City, approximately 50 kilometres east of the City of Queretaro, in the state of Queretaro. The mine is near the towns of Tequisquiapan and Ezequiel Montes, and is immediately to the north of the town of San Martin with a population of approximately 2,000.

[GRAPHIC APPEARS HERE]

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

          Access to the San Martin project, from the City of Queretaro is approximately 40 kilometres southeast, on the Queretaro to Mexico main highway to the city of San Juan del Rio, then 35 kilometres northeast to the town of Ezequiel Montes, then approximately 3 to 5 kilometres from Ezequiel Montes to the town of San Martin.

Climate

          The climate in the project area is semi-arid, characterized by relatively low rates of precipitation. Average annual rainfall is 479 millimetres with about 95% occurring during the summer months. The average annual temperature is 12 DEG. Celsius.

Local Resources

          The mine area is located along a prominent hill that rises above the generally flat countryside. Much of the flat countryside is irrigated for the cultivation of grain crops. Several maguey plantations for the production of Tequila are also present in the area. The hillside is covered with small scrub bushes and grasses suitable typically for the raising of goats.

          Most of the mine personnel are contract labour who live in the nearby villages and towns. The City of Queretaro is a major urban centre.

Infrastructure

          The infrastructure at the San Martin mine is typical of a small mining operation with the site composed of mine offices, repair shops, laboratory, warehouse and eating facilities for mine personnel.

          Water is supplied to the mine site by a 4 inch pipe with a 120 horsepower electric pump connected to a municipal well at the Hacinda Ajuchitlan some 6 kilometres from the mine. Electrical power is supplied by the Federal Power Commission however the mine has two emergency generators, 500 kilowatts and 200 kilowatts, to supply power to the mill during a power failure.

Physiography

          The San Martin mine is located along the west margin of a dacitic dome that rises to the north as a series of smooth prominent hills to an elevation of 2,100 metres approximately 400 metres above the generally flat landscape that predominates to the south.

History

          The deposit was discovered in the eighteenth century and high grade mineralization reportedly was exploited for approximately 40 years, however no production records exist. The first records show the Ajuchitlan Mining and Milling Company produced an estimated 250,000 tonnes at a grade of 15 grams of gold per metric tonne and 100 grams of silver per metric tonne during 1900 to 1924.

          In 1982, Mexico declared a 6,300 hectares National Reserve over the area but by 1986 Luismin had reached an agreement to work in the National Reserve and initiated an exploration program in 1988.

          Mining began in 1993 at 300 tonnes per day, and in early 1994, production began from open pit operations on the San Jose deposit. Production has increased, on a yearly basis, since 1993. Current production is 820 tonnes per day.

Geological Setting

          The mineralization at the San Martin mine occurs in tabular breccia zone striking northeast and dipping 70 DEG. to 90 DEG. east. It occurs within Upper Cretaceous black limestones and calcareous shales of the Soyatal Mexcala Formation and varies in width from 1 to 10 metres but averages about 3 metres. The breccia zone appears in a structural window on the western side of a Tertiary Rhyolite Dome and has been explored along strike for more than 1,800 metres. The zone appears to be spatially associated with rhyolite dykes and six separate orebodies have been discovered along the zone, these are named from the southwest to the northeast, San Jose I, San Jose II, San Martin, Cuerpo 28, Cuerpo 29 and Cuerpo 30. These orebodies are believed to be all related to one mineralization event that post mineral faulting broke it into six separate bodies. The faulting has resulted in vertical offsets up to 100 metres and horizontal offsets to 500 metres.

          The breccia zone appears to have developed perpendicular to the direction of greatest stress and parallel to the direction of compression. Locally the mineralization (Cuerpo 29) in the upper part of the vertical zone gradually arches to the west to form a horizontal, tabular zone that at the mine is termed a manto while the vertical portion is called the trunco.

Exploration

          Exploration at the San Martin mine is concentrated along the strike length of the breccia zone. The exploration is carried out using a similar approach to the other Luismin properties. In-house diamond drilling initially tests selected targets, which is followed by underground development that outlines mineral reserves. Target selection is assisted by geophysical surveying that has included magnetics, induced polarization and resistivity. The resistivity surveys have been particularly successful in outlining the quartz breccia and several promising resistivity anomalies to the northeast remain to be tested. The most recent discovery at San Martin is Cuerpo 30.

          Exploration is also carried out some 50 kilometres west of San Martin at the San Pedrito project and has been concentrated on the Paulina vein. A decline is presently being driven to the inferred mineral resource to confirm the mineral resource estimate and to outline a mineral reserve. Luismin plans to truck the mineral ore to the San Martin mill for processing.

Deposit Type and Mineralization

Deposit Type

          The deposit is an epithermal precious metal (silver-gold) type related to Tertiary rhyolitic intrusives.

Mineralization

          Mineralization occurs as electrum and silver selenide minerals associated principally with quartz and lesser calcite. Evidence of multiple intrusions of quartz with banding and drusy crystal masses observed in the brecciated zone are indicative of open space deposition.

Drilling

          Drilling at San Martin is done by mine staff (drilling crews) with the exploration/development drilling carried out continuously by two diamond drilling rigs owned by Luismin.

          No confirmatory drilling was done by Wheaton River, however, the drill core logging, sampling was reviewed by WGM. As at the other Luismin mining operation, the work was carried out in a professional manner. Core recovery, for the most part, is excellent at +95% except for areas in the manto where recovery is slightly less.

Sampling Method and Approach

          Sampling of diamond drill core and underground channel chip samples are carried out in the same manner as at Luismin's San Dimas mines. Samplers at San Martin have been trained at the San Dimas mines.

Sample Preparation, Analysis and Security

          The San Martin mine has been awarded the Mexican Quality Award which is similar to International Standards ISO 9001 for quality control in the overall mining operations.

          Sample preparation, crushing, grinding, homogenization and splitting procedures are similar to those conducted at the other Luismin assay laboratories.

Data Verification

          Re-assaying of every tenth sample and assaying of standard samples, and also the practice of sending samples to other Luismin operations are routinely conducted.

          WGM reviewed the procedures at the San Martin assay laboratory and are of the opinion that the work is being carried out in a professional manner. WGM did not collect verification samples. Given the multiple routine assaying with more than 100 samples being processed daily with check samples analyzed at other Luismin laboratories, WGM did not believe that collecting of independent samples was necessary.

          Approximately two years ago, 40 samples from San Martin were assayed at DMC Durango, Bondar Clegg and Barringer, as well as at the Tayoltita and San Antonio laboratories. The results showed excellent correlation between the La Guitarra laboratory and the other laboratories, with the exception of a couple of samples, which appear to have been mislabelled.

Mineral Reserves and Mineral Resources

Mineral Reserves

          The total proven and probable mineral reserves at the San Martin mine as of December 31, 2001 estimated by Luismin and reviewed by WGM are 1,050,000 tonnes at a grade of 58 grams of silver per metric tonne and 3.7 grams of gold per metric tonne, divided as follows:

               PROVEN AND PROBABLE MINERAL RESERVES/(1)//(2)//(3)/

                                                               GRADE               TOTAL CONTAINED
                                                          ---------------     -----------------------
                                             TONNES       g Ag/t   g Au/t      (Oz Ag)        (Oz Au)
                                            ---------     ------   ------     ---------       -------
          SAN MARTIN MINE
          Proven                              759,000         67     4.01     1,635,000        97,900
          Probable                            290,000         33     2.84       307,700        26,500
          Total                             1,049,000         58     3.69     1,942,700       124,400

_____________
          /(1)/ The mineral reserves and inferred mineral resources for the Luismin operations set out in the tables above have been prepared by Luismin and reviewed by Velasquez Spring, P.Eng., Senior Geologist, and Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer at WGM. The mineral reserves are classified as proven and probable and the mineral resources are classified as inferred, and are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000.
          /(2)/ The Luismin project mineral reserves and inferred mineral resources were estimated using conventional block estimation techniques. Gold and silver prices for the mineral reserve estimation are US$270.99 per ounce and US$4.37 per ounce, respectively. The cut-off grades are based upon historical metal recovery for each mine together with operating cost estimates of US$22 per tonne at San Martin.
          /(3)/ To account for mining dilution, the average grade of the block is reduced by 10%. A mining recovery factor has not been applied, but WGM estimates that the mining recovery will be 90%.

Mineral Resources

          The total inferred mineral resources at the San Martin mine, estimated and separately reported (not included in the proven and probable mineral reserves) by Luismin are about 2.7 million tonnes at an approximate grade of 68 grams of silver per metric tonne and 3.5 grams of gold per metric tonne as of December 31, 2001. To account for mining dilution, the average grade of the block is reduced by 10%. Mineral resources are not known to the same degree of certainty as mineral reserves and do not have demonstrated economic viability.

          PAH has also audited the mineral resources and mineral reserves of San Martin on three occasions.

Reconciliation Between Reserves and Production

          The WGM Report states that the overall reconciliation supports Luismin's ongoing program of reserve estimation and grade control.

Methods of Estimation of Mineral Resources and Mineral Reserves

          The methods of estimation of mineral resources and mineral reserves at San Martin are similar to those at Luismin's producing mines in the San Dimas district, except for the following differences.

          At the San Martin mine, where horizontal mineralized bodies "mantos" and vertical mineralized bodies "truncos" are present, estimation of mineral resources/mineral reserves is carried out in a similar manner as at the San Dimas district with the following exceptions:

..         Present minimum cut-off grade is based on US$22 per tonne mined;
..         Proven mineral reserves are those with data points at close intervals with a well defined geological character resulting in a confidence level of 85% or more;
..         Probable mineral reserves are those with less confidence in geological continuity but with a confidence level of 70% to 85%;
..         Percentage confidence levels quoted are based on past experience in the mine, i.e. thickness of the vein, geological setting and nearby mined areas; and
..         Probable minerals reserves indicated by diamond drilling are those for which the tonnage and mineral grades are estimated in part by grades of samples of diamond drillholes and reasonable geological projections, having a confidence level of 70% to 85%.

          For calculation of the average grade of a block in the vertical mineralized bodies, all erratic samples, those with values of 12 grams of gold per metric tonne and over are cut to the average grade of the block and the average grade is recalculated.

          For the manto blocks where high values occur but are more homogenous, the high values (those above the average value) are cut to the average value and a new average value calculated. A 10% decrease at zero grade is applied to all blocks to account for mine dilution. Also, if an underground chip sample returns a low silver value, a new 20 gram split of the sample is analyzed and silver is added to collect the gold, which is compared to the results of the 10 gram fire assayed sample. The added silver is used to determine if indeed the sample is low in silver which are difficult to assay because of absorption in the crucible. Manto projections are based on the average width and the average grade of the block. WGM was informed that approximately 20% of the manto mineral reserves are left as pillars only about half of which are recoverable, i.e. only about 90% of the calculated manto mineral reserve is recovered.

          At year's end, the tonnage left in pillars is removed from the mineral reserve estimate totals.

          Luismin has had similar success at San Martin as at their other operating mines in transforming the estimated inferred mineral resources into proven and probable mineral reserves on an ongoing basis to maintain a five year mineral reserve base for mining. During the ten year period (1979 to 1998), the percentage of the estimated inferred mineral resource transformed into mineral reserves was 164% (i.e. the inferred mineral resource was under estimated as the estimate transformed into mineral reserves was exceeded by 64%).

          At San Martin where the vein structure is very consistent, the extrapolation to estimate inferred mineral resources from known mineralization on the vein/structure being mined is up to 500 metres along strike and up to 500 metres down-dip. In the mantos, where the ore shoots are often offset, extrapolation has to be carefully done, however, in the "trunk" mineralization where the structure is very wide and continuous, extrapolation can be confidently done as the mineralized structure continues for several hundreds of metres. Because former inferred mineral resource estimations at 30% to 40% were considerably underestimating mineral resources, the mine presently uses confidence percentages that have been increased to 90% or 100% (dependant upon the vein/structure).

          The estimation of inferred mineral resources is supported by the information obtained in the underground workings and nearby production stopes considering the thickness of the structure and the gold and silver grades in these workings. In some cases, when there are various blocks below or above the block of the projected inferred mineral resources, the average of their grade and thickness is used in the estimation. However, in some cases also statistics for gold and silver that have been produced through diamond drilling and through development are applied.

          WGM reviewed in detail the methods used by Luismin to estimate the mineral reserves at the San Martin mine and WGM is of the opinion that the estimated mineral reserves, as presented by Luismin, fairly represent the potential at the mine. Similarly, the methods used by Luismin to estimate the inferred mineral resources are, in WGM's opinion, reasonable methods and fairly represent the inferred mineral resource potential.

Mining Operations

          The San Martin operation consists of underground mining and milling facilities with a rated capacity of 850 tonnes per day. Unlike the other four operations of Luismin, the San Martin mine is primarily a gold mine with some silver production. In 2001, the mill processed 287,502 tonnes at a grade of 3.74 grams of gold per metric tonne and 65 grams of silver per metric tonne. The San Martin operation has the lowest cost per tonne of the Luismin operations at $25.92 per tonne due primarily to the geometry of the orebody.

          The main mine access is by tunnels with portals located less than 300 metres from the mill site. Ventilation is provided by natural means as well as by surface mounted fans. The mine employs mechanized cut-and-fill using waste rock from development to backfill stoping areas.

          The San Martin mineralization at higher elevations is a manto type with thicknesses up to 6 metres. Mineralization at depth narrows to veins with dips of 80 DEG. to 85 DEG. . As with the San Dimas mines, the ground conditions are good and minimal ground support is used in the mine. The San Martin mine is operated by a contractor under contract unit rates for ore delivered to the mill as well as unit rates for mine development work.

Milling Operations

          The San Martin mill is a conventional cyanidation mill with a rated capacity of 820 tonnes per day. The mill flowsheet employs fine crushing and ball milling followed by cyanide leaching. The flotation concentrate from the La Guitarra operation is also leached in the San Martin mill. Gold and silver is recovered with zinc precipitation and refined to dore. In 2001, the San Martin mill operated on a two shift per day basis at an average rate of 788 tonnes per day and achieved recoveries of 54.7% silver and 94.7% gold.

Environmental Upgrades to Tailings Management

          The tailings at the San Martin operation are deposited in two active impoundment cells covering an area of approximately 10 hectares. The cells are located in valley fill style construction with the containment structures built with the coarser higher density underflow from a cyclone operating at the tailings line discharge. The highest area of the cell containment is currently 27 metres.

          The San Martin structures have not had the benefit of detailed geotechnical or hydrological investigations prior to their construction. There is insufficient data available to determine that the dam freeboard being maintained by the operation and design of the containment structure can accommodate extreme precipitation events. In the recent operating history at San Martin, a waste rock buttress was added to the highest cell wall that had showed signs of slope failure. The current tailings capacity is limited and construction of a third cell has been started.

          Monitoring and water balances of the San Martin tailings operation indicate that seepage is occurring from the tailings area and that cyanide is showing up in groundwater down gradient from the tailings cells. The adjacent lands have recently been purchased and dewatering wells have been established to pump contaminated groundwater back to the mill circuit. A trench to bedrock has also been excavated downstream of the tailing area to monitor seepage from the active tailings area and to supplement the wells for the collection of groundwater. The Company has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from seepage occurring from the tailings area at the San Martin operation.

          WGM has included $4.56 million from 2002 to 2006 to address the tailings management issues at San Martin in the economic analysis.

EXPLORATION PROPERTIES

          In addition to the five operating mines described above, Luismin owns or has an interest in 44 exploration properties throughout Mexico, only one of which, the San Pedrito, is currently being explored. Five of the properties are considered more advanced, nine of the properties are in an intermediate stage and the remainder are at a grassroots exploration level. A total of 58,320 hectares is held in the 44 projects, with annual holding costs of approximately US$530,500.

[GRAPHIC APPEARS HERE]

          Numerous mineral resource and several mineral reserve estimates have been reported for a number of the exploration projects. Changing economic conditions and commodity prices require that mineral resource estimates done in the past be re-examined. WGM has not reviewed the previous estimate methods and procedures and, therefore, cannot comment on the classification of the resources/reserves quoted by Luismin.

          Over the last few years, the financial restrictions within Luismin has limited the amount of exploration expenditures on exploration projects. WGM recommended that the Company carry out further exploration and some, particularly those at a more advanced stage, look very promising to develop mineral resources and mineral reserves.

          No exploration programs have been developed nor accompanying proposed budgets been prepared for any of the exploration holdings. WGM recommends a detailed review of each of the projects, starting with the more advanced ones, to determine the potential of each.

San Pedrito Project

          The only active exploration project is the San Pedrito project, located 2 kilometres north of the City of Queretaro and 45 kilometres west of the San Martin mine. The San Pedrito project consists of numerous epithermal quartz-calcite veins hosted in andesite. Drilling to date has focused on the Paulina vein and totals 8,137 metres in 27 holes. Luismin reports that it outlined an inferred mineral resource of about 2.6 million tonnes grading approximately 306 grams of silver per metric tonne and 1.5 grams of gold per metric tonne using a US$45 cut-off grade based on US$5 per ounce silver and US$280 per ounce gold.

          Luismin operates the San Martin mine about 40 kilometres east of the San Pedrito project. The San Martin suffers from low silver recoveries (54.7%) and preliminary test work has indicated that a blended San Pedrito ore with higher silver to gold ratios may improve silver recoveries up to 75%. With the objective of supplying some higher silver to gold ratio ore to the San Martin mill, in late 2001, Luismin began development of a decline towards the inferred mineral resources. As of March 1, 2002, 365 metres of decline had been completed, with another 300 metres required to reach the target zone. Ore grade mineralization has been encountered over minimal widths during the development.

          If the exploration is successful in identifying mineral reserves, mining will commence and the ore will be hauled over paved public highways approximately 65 road kilometres east to the San Martin mill. The target zone should be reached within three months.

MARKETS AND CONTRACTS

          The gold and silver dore in the form of bullion produced from the mines is shipped to the Johnson Matthey refinery in Salt Lake City, Utah. The terms of the refinery contract provide for payment of 99.8% of the gold and silver content with treatment charges of $0.14 per troy ounce of dore and refining charges of US$1.00 per troy ounce of gold. Payment is due after 20 days following receipt of the bullion at the refinery. The current contract expires on December 31, 2002.

          The Luismin dore is a clean product with few impurities. In addition to the current refinery used by Luismin, there are numerous other refineries around the world which could be used to process the dore.

          Luismin has used hedging in the past to considerable advantage in sales prices realized but reduced all hedge positions after September 2001.

CAPITAL COSTS

          Capital costs for the Luismin operations have been developed for a ten year operating life that includes mining and processing the inferred mineral resources. These costs have been adjusted to develop a seven year operating scenario that foresees mining of only the proven and probable mineral reserves.

          In addition to the capital costs to sustain the existing operations, there are a series of capital expenditures required to achieve planned increases in production as well as to address environmental deficiencies that have been identified. The capital expenditures planned for the next five years are required for environmental work at all existing operations and expansions of production capacity at Tayoltita and San Martin. Expenditures are also planned to bring the San Pedrito deposit into production to supply ore to the San Martin mill.

          From WGM's review of the operations and past capital expenditures at the Luismin operations, it is evident that capital improvements have been limited and projects that have been funded have been justified on relatively short-term payback. The limited access to capital may have restricted the operations from realizing some benefits that would accrue from longer term planning of capital expenditures.

Capital Expenditures for Environmental Mitigation and Expansion

          The environmental capital expenditures planned for the next five years are primarily for remediation work on existing tailings operations at the five mine sites that was identified by an environmental due diligence review completed by SRK for Wheaton River in February 2002. The cost estimates completed by SRK for the environmental work were developed with limited geotechnical or environmental data. For this reason a range of costs were estimated to complete the remediation work as well as develop tailings management facilities for future operations. For the purposes of the economic analysis of the Luismin operations completed in the WGM Report, WGM has assumed that the average of the cost estimates by SRK will be required for the environmental work that has been identified. The capital expenditure of US$15.3 million for the environmental work is planned for the 2002 to 2006 period.

          Some of the environmental work that was identified by SRK at San Martin for control of seepage to the groundwater has already been undertaken by Luismin.

Capital Expenditures for Expansion of Production

          The capital requirements to meet the planned changes and expansions to the operations have been estimated by the Luismin internal engineering group. The capital is required to replace the San Antonio milling operations with a central milling facility at Tayoltita. The Tayoltita mill capacity is planned to increase in two increments in 2003 and in 2004 to a total installed capacity of 2,100 tonnes per day. This represents an increase of 62% from the current capacity of 1,200 tonnes per day. The estimated cost for the mill expansion is US$4.6 million and is primarily for additions to the existing mill flowsheet.

          In early 2002, Luismin entered into a lease purchase arrangement for four drill jumbos for the San Dimas operations which will represent a 100% increase in the drilling capacity, for the three mining operations that supply the Tayoltita milling operation. An additional expenditure of US$18.7 million is planned in the 2002 to 2006 period for expansion of mineral reserves and the mining capacity at San Antonio, Santa Rita and Tayoltita.

          An increase in mining and milling capacity at San Martin is also planned and related to the capital investment in the Tayoltita mill because it requires transfer of some process equipment to the San Martin mill. The additional tonnage for the San Martin mill will be supplied from the San Pedrito mine currently in development and will require the ore to be trucked 65 kilometres. The increase in production is planned to start in 2004. Capital expenditures of US$7.6 million are budgeted for San Martin over the next five years to expand the capacity from 800 tonnes per day to 1,200 tonnes per day and bring the San Pedrito satellite mine into production.

OPERATING COSTS

          Luismin maintains separate cost centres for each of the five mine operating units which form the basis for the cut-off grade used to control the mine operations. An additional annual head office cost of approximately US$6 million for general and administrative expenses is not distributed to the individual operating units.

          The San Martin operation has the lowest cost per tonne mined due primarily to the geometry of the ore body. In the San Dimas district, the higher gold grade at the San Antonio mine makes it the lowest cost production on a per ounce basis. However, the Tayoltita operation has the lowest cost per tonne in the San Dimas district due to lower ore haulage costs and the economies of scale of the larger mill operation.

          In previous years, Luismin management has achieved significant reductions in operating costs through improvements in productivity, increasing the scale of operations, and improvements in the efficiencies of operating methods. Future operating costs are also projected to achieve reductions in operating costs.

          The consolidation of the San Antonio mill operation into the Tayoltita mill expansion along with integration of the Santa Rita ore haulage with Tayoltita will provide for further reduction of the San Dimas district operating costs. The San Martin operation is projected to realize some reduction in costs due to the increased milling capacity but will be offset somewhat by the San Pedrito ore haulage costs.

          All operations are expected to incur some increase in tailings management costs as operating practices are implemented to monitor and reduce the environmental impact. The La Guitarra operation will require operation of a water treatment plant to control acid mine drainage from the mine.

ECONOMIC ANALYSIS AND TAXATION

Taxation

          Corporations in Mexico are taxed only by the Federal Government. Mexico has a general system for taxing corporate income, ensuring that all of a corporation's earnings are taxed only once, in the fiscal year in which profits are obtained.

          There are two federal taxes in Mexico that apply to the Luismin operations; a profit-sharing tax and a corporate income tax.

Profit-Sharing Tax

          The profit-sharing tax is a 10% tax based on taxable income calculated for corporate taxes. The profit-sharing tax is not deductible when calculating corporate tax.

          Historically, Luismin has not had to pay the profit-sharing tax. It has accomplished this through the following two mechanisms:

..         In many of its operations the work is carried out by contractors.
          Since these workers are not employed directly by Luismin, Luismin is not responsible for paying a share of profits to them;
..         In Luismin companies that employ workers directly, losses carried forward have resulted in these companies reporting no profits; and
..         Luismin believes that through on-going tax planning there will not be any profit sharing taxes.

Corporate Tax

          Mexican corporate taxes have been calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions as follows:

..         All drilling/drifting capital costs are deducted immediately as
          Mexican Tax Rules treat these costs as operating costs;
..         All capital leasing costs are deducted immediately;
..         Infrastructure is deducted using the "lump sum" method at a single rate of 57%;
..         All equipment (mining/plant/milling) is deducted using the "lump sum"
          method at a single rate of 77%;
..         All environmental costs and mine closures are deducted using the "lump sum" method at a single rate of 100%;
..         Administrative capital at 30% lump sum;
..         Air transport capital costs at 25% lump sum;
..         Non-operating capital at 30% lump sum;
..         Total "new capital" depreciation amounts to US$47.2 million out of a total "new" capital cost of US$52.9 million;
..         In addition, Luismin has available US$12 million in depreciation pools created by capital expenditures incurred prior to 2002. These depreciation pools cover the period from 2002 to 2006. WGM has extrapolated another US$3.5 million depreciation pool to cover the years 2007 through 2008; and
..         Finally, Luismin has US$41 million for losses carried forward that may be carried forward for up to ten years from the year that they were incurred.

          Based on Ernst & Yonge's Corporate Tax Guide - January 2002, the current corporate tax rate in Mexico is 35% (in 2002), decreasing to 32% in 2005.

Economic Model

          WGM prepared an economic model of the Luismin mining operations for the period from 2002 to 2008 based on the proven and probable mineral reserves only, in accordance with National Instrument 43-101 and is designed to demonstrate that these reserves can be mined and processed with positive net cash flow. This should not be construed as a valuation of the project nor should it be perceived as a feasibility study. Historically, Luismin sustained the operations with the conversion of a high percentage of inferred mineral resources to mineral reserves and, on that basis, Luismin currently has a capital investment plan to reduce operating costs and increase production. If future operations were to be limited only to the current proven and probable mineral reserve base, the current capital expenditure plan would be considerably reduced.

          To reflect the economics of the operation, WGM adjusted some capital costs to reflect the end of operations when the current proven and probable reserve base is depleted. Appropriate capital costs identified by the SRK review of the environmental deficiencies have been retained as well as sustaining costs for the operations. The parameters used in the model are:

..         The capital costs are based on the mine expansion costs estimated by
          Luismin and on the average of the range of the costs estimated by SRK for the environmental work. Some of the capital costs that are directly related to inferred mineral resources have not been included;
..         The operating costs are derived from Luismin's 2001 operating costs with adjustments by WGM to reflect future anticipated changes;
..         The production schedule including tonnages, grades and recoveries are based on data supplied by Wheaton River and Luismin, modified by WGM as appropriate;
..         All dollars are constant dollars (i.e. no inflation). Additionally,
          WGM has assumed in the model that changes in the Mexican peso exchange rate would be offset by changes in precious metal prices;
..         The base gold price is US$300 per ounce (US$9.65 per gram) and the base silver price is US$4.70 per ounce (US$151.11 per kilogram);
..         The exchange rate of US$ to Mexican pesos is US$1.00 equivalent to
          9.10 Mexican pesos;
..         Smelting and refining costs are based on Luismin's contract with
          Johnson Matthey plus WGM's estimate of shipping costs;
..         General & administrative costs are comprised of Luismin's head office expenses in Durango that include central engineering, safety and environmental costs. WGM has allocated these costs (based on tonnage mined) back to each project in order to determine the profitability of each project;
..         Income taxes are not included in the base case; and
..         The profit-sharing tax has been set to nil as discussed above under the heading "Economic Analysis and Taxation - Taxation".

          The Luismin operations provide an undiscounted net cash flow ("NCF") of US$34.5 million based on mining of only the proven and probable mineral reserves. The discounted NCF is US$32.5 million at a discount rate of 2.5%, US$30.7 million at a discount rate of 5%, US$29.1 million at a discount rate of 7.5% and US$27.6 million at a discount rate of 10%. All discounted cash flows have been calculated at mid-year point. The results demonstrate that the proven and probable mineral reserves of the Luismin operations can be mined and processed at a profit.

          The production schedule used in the model is based on mining all of the current proven and probable mineral reserves over a seven year period. There is no provision in the model for any future mineral reserves delineated by Luismin's ongoing exploration.

          The current Luismin mine plan includes inferred mineral resources and an expansion plan to reduce operating costs and increase production. For the purposes of this economic analysis, WGM has modified Luismin's mine plan by removing the inferred mineral resources from the mining schedule as well as some of the expansion capital required. WGM has included the necessary capital for environmental mitigation. WGM has assumed that the remaining mine closure costs would be offset by the equipment salvage value in this analysis.

                                                                         TOTAL OPERATING         NET CASH FLOW TO
     YEAR      SILVER PRODUCTION    GOLD PRODUCTION     NET REVENUE           COSTS            PROJECT BEFORE TAXES
     ----      -----------------    ---------------     -----------      ---------------       --------------------
               (Oz IN THOUSANDS)         (Oz)                            (US$ IN THOUSANDS)
     2002                  6,636             96,281          58,510             39,500                      3,665
     2003                  6,567             95,253          57,896             37,996                      9,183
     2004                  5,909             90,477          53,568             34,178                     11,768
     2005                  2,767             48,869          27,050             15,512                      6,503
     2006                  2,011             20,445          15,156              9,300                      1,564
     2007                  2,011             20,445          15,156              8,300                      3,304
     2008                  1,555             15,814          11,723              6,873                     (1,506)

          In addition to the analysis of the base case of the Luismin operations, WGM tested the sensitivity of the NCF from the combined operations calculated by the model to the following components: silver price, gold price, combined silver and gold prices, operating costs and capital costs. Each component was adjusted by +/-7% and +/-15% of its base case value and the NCF was then calculated. The results of this sensitivity analysis are shown in the following table:

    SENSITIVITY OF NET PRE-TAX CASH FLOW TO CHANGES IN METAL PRICES AND COSTS
                 (BASED ON PROVEN AND PROBABLE MINERAL RESERVES)
                                (US$ IN MILLIONS)

  CHANGE         SILVER PRICE      GOLD PRICE       SILVER AND GOLD PRICES     OPERATING COSTS    CAPITAL COSTS
  ------         ------------      ----------       ----------------------     ---------------    --------------
   -15.0                 15.2            17.1                         -2.3                57.2              42.3
    -7.5                 24.8            25.8                         16.1                45.9              38.4
    Base                 34.5            34.5                         34.5                34.5              34.5
    +7.5                 44.1            43.2                         52.9                23.1              30.6
   +15.0                 53.8            51.9                         71.2                11.7              26.6

            PERCENTAGE CHANGE IN NET CASH FLOW COMPARED TO BASE CASE
                 (BASED ON PROVEN AND PROBABLE MINERAL RESERVES)

  CHANGE         SILVER PRICE      GOLD PRICE       SILVER AND GOLD PRICES     OPERATING COSTS    CAPITAL COSTS
  ------         ------------      ----------       ----------------------     ---------------    -------------
   -15.0%               -56.0%           -50.5%                     -106.6%              +66.0%            +22.8%
    -7.5%               -28.0%           -25.3%                      -53.3%              +33.0%            +11.4%
    Base                    0%               0%                          0%                  0%                0%
    +7.5%               +28.0%           +25.3%                      +53.3%              -33.0%            -11.4%
   +15.0%               +56.0%           +50.5%                     +106.6%              -66.0%            -22.8%

          The project is very sensitive to metal prices and with a change of +15% in metal prices the NCF increases by 106.6%. In addition, the change in the price of silver has a greater effect than the change in the price of gold. For example, a 15% increase in the price of silver increases the NCF by 56% while a 15% increase in the price of gold increases the NCF by 50.5%.

          Finally, while changes in operating costs have approximately the same effect as changes in the price of silver, a 15% decrease in the price of silver reduces the NCF by 56%, while a 15% increase in operating costs reduces the NCF by 66%.

          By comparison, changes in capital costs have a much smaller effect on the NCF, i.e. a 15% increase in capital costs reduces the NCF by 23%.

PRELIMINARY ASSESSMENT

          WGM believes that a more representative analysis of the economics of future Luismin operations can be made by projecting the operating plan over a ten year period. Wheaton River intends to initiate a capital expenditure program to mitigate the recognized environmental issues which will burden the operations in the initial period with higher than normal capital costs.

          To more accurately reflect the return that can be expected for the capital expenditure currently planned, the ten year economic analysis requires the inclusion of inferred mineral resources in the latter part of the period. In total, 68% of planned production in the ten year analysis is based on inferred mineral resources. There is no assurance that the inferred mineral resources will be converted to mineral reserves.

          Mineral resources are not mineral reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and mineral reserves as a result of continued exploration. The ten year economic analysis is a preliminary assessment which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

          WGM's conclusion that a ten year economic analysis for the Luismin operations that includes inferred mineral resources is appropriate is based on the following:

..         Production has been sustained from the San Dimas deposits for more than 200 years;
..         Luismin has been successfully conducting the mine operations at San
          Dimas for 18 years;
..         Capital investment of approximately US$25 million is currently planned by Luismin for a 30% production increase over the next 5 years (2002 to 2006);
..         WGM believes that Luismin has successfully demonstrated that there is a high probability that inferred mineral resources will be converted into mineral reserves;
..         In the main production area at San Dimas, Luismin has been able to achieve a conversion of about 90% of the inferred mineral resources into mineral reserves;
..         In the secondary production areas at San Martin and La Guitarra,
          Luismin has been able to achieve more than 100% conversion of inferred mineral resources into mineral reserves;
..         Luismin operating practice has been to convert mineral resources into mineral reserves after drifting in the mineralization and completion of sampling and mining of the headings; and
..         Due to the combination of ever expanding production requirements, limited access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin has not supported their mine development and mineral reserve definition with a high level of diamond drilling prior to mining. This has resulted in a disproportionate level of mineral reserve definition prior to mining.

          The Luismin mines are currently on a significant capital investment program that will consolidate production, upgrade tailings management at all mines and achieve a lower cost structure in the future operations. These capital expenditures have been included in this preliminary assessment. WGM believes that an economic analysis of Luismin for any period less than ten years is not completely representative of the financial state of the Luismin operations.

          The planned production consolidation at San Dimas involves the termination of the smaller milling operation at San Antonio into a central milling facility at Tayoltita which is necessary due to exhaustion of tailings storage capacity at San Antonio. Capital expenditure to achieve this consolidation has already been committed and is included in the ten year analysis.

          The ten year preliminary assessment of Luismin's operations that includes inferred mineral resources shows an undiscounted NCF before taxes of US$148.5 million compared to US$34.5 million that is indicated by the seven year model based only on proven and probable mineral reserves.

                                                                        TOTAL OPERATING          NET CASH FLOW TO
     YEAR      SILVER PRODUCTION    GOLD PRODUCTION     NET REVENUE           COSTS            PROJECT BEFORE TAXES
     ----      -----------------    ---------------     -----------     ----------------       --------------------
               (Oz IN THOUSANDS)         (Oz)                            (US$ IN THOUSANDS)
     2002                  6,642             96,488          58,601               39,500                      2,583
     2003                  6,598             97,748          58,779               38,452                      1,507
     2004                  7,960             90,072          62,620               39,164                     12,044
     2005                  8,494             93,176          65,954               40,075                     14,992
     2006                  9,559            104,703          74,191               43,838                     17,279
     2007                  9,313            100,430          71,807               43,847                     15,617
     2008                  9,067             96,071          69,398               43,856                     13,789
     2009                  9,067             96,071          69,398               43,817                     13,721
     2010                  9,067             96,071          69,398               43,828                     13,319
     2011                  9,067             96,071          69,398               43,840                     10,313

          In addition to the preliminary assessment of the base case of the Luismin operations over a ten year period with inferred mineral resources included, WGM tested the sensitivity of the NCF from the combined operations calculated by the model with the following components: silver price, gold price, combined silver and gold prices, operating costs and capital costs. Each component was adjusted by +/-10% and +/-20% of its base case value and the NCF was then calculated. The results of this sensitivity analysis are shown in the following table:

    SENSITIVITY OF NET PRE-TAX CASH FLOW TO CHANGES IN METAL PRICES AND COSTS (BASED ON PROVEN AND PROBABLE MINERAL RESERVES AND INFERRED MINERAL RESOURCES)
                                (US$ IN MILLIONS)

  CHANGE         SILVER PRICE      GOLD PRICE       SILVER AND GOLD PRICES     OPERATING COSTS    CAPITAL COSTS
  ------         ------------      ----------       ----------------------     ---------------    -------------
   -20.0                 68.9            90.5                         11.0               232.5            168.7
   -10.0                108.7           119.5                         79.7               190.5            158.6
    Base                148.5           148.5                        148.5               148.5            148.5
   +10.0                188.3           177.5                        217.3               106.5            138.4
   +20.0                228.1           206.5                        286.0                64.5            128.3

            PERCENTAGE CHANGE IN NET CASH FLOW COMPARED TO BASE CASE
 (BASED ON PROVEN AND PROBABLE MINERAL RESERVES AND INFERRED MINERAL RESOURCES)

  CHANGE         SILVER PRICE      GOLD PRICE       SILVER AND GOLD PRICES     OPERATING COSTS    CAPITAL COSTS
  ------         ------------      ----------       ----------------------     ---------------    -------------
   -20.0%               -53.6%          -39.0%                       -92.6%              +56.6%           +13.6%
   -10.0%               -26.8%          -19.5%                       -46.3%              +28.3%            +6.8%
    Base                    0%              0%                           0%                  0%               0%
   +10.0%               +26.8%          +19.5%                       +46.3%              -28.3%            -6.8%
   +20.0%               +53.6%          +39.0%                       +92.6%              -56.6%           -13.6%

          The project is very sensitive to metal prices and with a change of +20% in metal prices the NCF increases by 92.6%. In addition, the change in the price of silver has a greater effect than the change in the price of gold. For example, a 20% increase in the price of silver raises the NCF by 53.6% while a 20% increase in the price of gold increases the NCF by 39%.

          Finally, while changes in operating costs have approximately the same effect as changes in the price of silver, a 20% increase in silver price adds 53.6% to the NCF, while a 20% increase in operating costs reduces the NCF by 56.6%.

          By comparison, changes in capital costs have a much smaller effect on the NCF, i.e. a 20% increase in capital costs reduces the NCF by 13.6%.

ECONOMIC ANALYSIS OF THE LUISMIN PURCHASE PRICE

          An analysis of the purchase price has been completed by the Company. The purchase price was allocated between the production, resources remaining after production and the exploration properties. The portion allocated to the production was then evaluated by including it as a cost in the year 2002 in the economic analysis and preliminary assessment prepared by WGM.

          The key parameters in the analysis are outlined below:

..         metal prices were assumed to be US$300 per ounce for gold and US$4.70 per ounce for silver. The gold equivalence was 63.83 ounces of silver
          = 1 ounce of gold;
..         Luismin purchase price was assumed to be US$82.5 million plus an additional US$7.5 million for any silver price sensitivities where silver exceeded US$5 per ounce;
..         in addition to the purchase price, there were $3.2 million in costs incurred by the Company with respect to the transaction which have been added to the acquisition cost;
..         proven and probable mineral reserves contain 880,000 gold equivalent ounces;
..         inferred mineral resources contain 3.9 million gold equivalent ounces;
..         inferred mineral resources which were not included in the production plan were valued at US$6 per ounce in the ground; and
..         the exploration properties acquired in connection with the Luismin
          Acquisition were assigned a value of US$2 million.

Case 1:  Proven and Probable Reserves Only

          With only the proven and probable reserves in the production schedule there are 3.9 million gold equivalent ounces in the inferred mineral resources remaining after the production schedule. These resources were assigned a value of US$23.4 million which was deducted from the purchase price. A further US$2 million for the exploration properties was deducted from the purchase price. The portion of the purchase price allocated to the proven and probable mineral reserves was US$60.3 million. For silver prices in excess of US$5 per ounce this was increased by US$7.5 million to account for the silver price adjustment.

          Using the economic analysis from the WGM Report and the purchase price assumptions as outlined above, the project would have a pre-tax undiscounted NCF value of (US$25.8 million) and an net present value ("NPV") at 5% of (US$28.2 million).

          On an undiscounted basis, a 13% increase in combined metal prices would be required for a breakeven cash flow, including the silver price adjustment in the purchase price.

          The Company did not consider that the investment would have a positive cash flow based on only the proven and probable reserves. The Company based its decision to acquire Luismin on the longer term production using inferred mineral resources as well as the proven and probable mineral reserves.

          Table 1 below shows the NPV of the purchase price for a range of discount rates and Table 2 below shows the undiscounted cash flow sensitivity to changes in metal prices, operating costs and future capital costs.

Case 2:  Ten Year Preliminary Assessment Including Inferred Mineral Resources

          In the ten year preliminary assessment including inferred mineral resources there are 1.6 million gold equivalent ounces remaining after the production schedule. These resources were assigned a value of US$9.6 million. A further US$2 million for the exploration properties was deducted from the purchase price. The portion of the purchase price allocated to the ten year production model was US$74.1 million. For silver prices in excess of US$5 per ounce the purchase price was increased by US$7.5 million to account for the silver price adjustment.

          In total, 68% of planned production in the ten year analysis is based on inferred mineral resources. There is no assurance that the inferred mineral resources will be converted to mineral reserves.

          Mineral resources are not mineral reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and mineral reserves as a result of continue exploration. The ten year economic analysis is a preliminary assessment which is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

          Using the preliminary assessment of the ten year production plan from the WGM Report and the purchase price assumptions as outlined above, the project would have a pre-tax undiscounted NCF value of US$74.4 million and an NPV at 5% of US$39.1 million. The IRR is 14%.

          Table 1 below shows the NPV of the purchase price for a range of discount rates and Table 2 below shows the pre-tax undiscounted cash flow sensitivity to changes in metal prices, operating costs and future capital costs.

Table 1:  NPV of Cashflow from Operations based on Allocated Purchase Price

                                NPV OF CASH FLOW

                                               CASE 1 - PROVEN AND
                      INTEREST RATE             PROBABLE RESERVES               CASE 2 - TEN YEAR LIFE
                      -------------            -------------------              ----------------------
                                                     PRE-TAX                           PRE-TAX
                                                                (US$ IN MILLIONS)
                                  0                          -25.8                                74.4
                                2.5%                         -27.1                                55.0
                                  5%                         -28.2                                39.2
                                7.5%                         -29.1                                26.0
                                 10%                         -29.9                                15.1

Table 2:  Allocated Purchase Price Sensitivity - Proven and Probable Reserves
Only

                       UNDISCOUNTED PRE-TAX NET CASH FLOW

                                   SILVER      GOLD       SILVER AND GOLD     OPERATING        CAPITAL
                      CHANGE       PRICE       PRICE          PRICES            COSTS           COSTS
                      ------       ------      -----      ---------------     ---------        -------
                                                              (US$ IN MILLIONS)
                       -15.0%       -45.1      -43.2                -62.6          -3.1          -18.0
                        -7.5%       -35.5      -34.5                -44.2         -14.4          -21.9
                        Base        -25.8      -25.8                -25.8         -25.8          -25.8
                        +7.5%       -23.7      -17.1                -14.9         -37.2          -29.7
                       +15.0%       -14.0       -8.4                  3.4         -48.6          -33.7

Table 3: Allocated Purchase Price Sensitivity - Ten Year Preliminary Assessment Including Inferred Resources

                       UNDISCOUNTED PRE-TAX NET CASH FLOW

                                   SILVER      GOLD       SILVER AND GOLD     OPERATING        CAPITAL
                      CHANGE       PRICE       PRICE          PRICES            COSTS           COSTS
                      ------       ------      -----      ---------------     ---------        -------
                                                             (US$ IN MILLIONS)
                       -15.0%        -5.2       16.4                -63.1         158.4           94.6
                        -7.5%        34.6       45.4                  5.6         116.4           84.5
                        Base         74.4       74.4                 74.4          74.4           74.4
                        +7.5%       106.7      103.4                135.7          32.4           64.3
                       +15.0%       146.5      132.4                204.4          -9.6           54.2

BELLAVISTA PROJECT

Introduction

          The Bellavista Project is a proposed heap leach gold mining operation located in Costa Rica. Wheaton River purchased its 100% ownership interest in the Bellavista Project from Minera Rayrock Inc. ("Minera Rayrock") in October 1997. A $1,000,000 payment is required to be made by Wheaton River upon the commencement of commercial production at Bellavista. In May 2002, the Company entered into a non-binding letter of intent to sell the Bellavista Project which was subsequently terminated.

          In June 2002, the Government of Costa Rica issued an executive decree which placed a complete moratorium on new open-pit mining projects. The decree included the statement that the existing legal rights of projects already approved would be respected. The Company does not intend to further advance the Bellavista Project at this time. Although the Company obtained the key environmental operating permit for the Bellavista Project in January 2001 and the taxation exemptions under the Costa Rican free zone legislation in May 2001, there can be no assurance that the Costa Rican government will permit future development of the Bellavista Project.

Property Description and Location

          The Bellavista Project property is located within the First District (Miramar), Fourth Canton (Montes de Oro) in the town of Puntarenas, Republic of Costa Rica, approximately 70 kilometres west northwest of the capital city of San Jose and about 3 kilometres northeast of the town of Miramar. By road, the mine site is 120 kilometres from San Jose with a driving time of about 2.5 hours. The town of Miramar is the administrative seat of the Canton and has a population of about 5,000 people.

          Metales Procesados MRW S.A. ("Metales"), a subsidiary of Wheaton River, and subsidiaries of Metales, own the surface rights to 29 land parcels totalling 1,080 hectares, of which 627 hectares are in the mine site area and 453 hectares are in the Agua Buena area. All of the land holdings are situated in the Montes de Oro Canton of the town of Puntarenas. The holdings cover all of the land essential for the proposed open pit, country rock dump, heap leach pads, ponds, recovery plant, crushing plant, mill and other required facilities such as warehouses, shops and offices. Some additional land acquisitions may occur to improve access.

Project Concessions and Permits

          The Bellavista Project mineral concession and permit rights are held by Rio Minerales and cover a contiguous area totalling 40 square kilometres. The Bellavista mineral rights comprise two exploitation concessions, one exploitation concession under application, two exploration permits and one exploration permit under application.

Environmental and Permitting

          There are no recognized environmental liabilities currently existing on the Bellavista property. The previous mine workings were limited in extent and waste dumps are relatively small.

          Both the exploration and exploitation concessions carry an obligation for the preparation of an environmental impact study (an "EIS") for submission to the Government of Costa Rica. The Costa Rican Environmental Bureau approved the Company's EIS on January 30, 2001. However, in light of the recent moratorium placed on new open-pit mining projects, there can be no assurance that the Government of Costa Rica will permit future development of the Bellavista Project.

          Although Wheaton River now has the right to mine and begin earthwork construction, there are a number of permits that will be required for the development and operation of the project. The main permits that must be obtained for the construction and development of the project are as follows: construction; forestry; public roads; stream diversion; beneficiation plant; municipal permit; power generation; work and safety; transport of workers and cargo; use of explosives; transport, storage and use of dangerous goods; and export of gold.

History

          Gold has been produced from the Bellavista and adjacent Montezuma deposits since the late 1800s. Historical production from underground mining operations prior to 1914 is believed to be approximately 80,000 to 100,000 ounces of gold from underground gold-quartz veins, largely from the Montezuma deposit.

          During the period from 1984 to 1996, Minera Rayrock and its predecessor corporations spent more than US$14,000,000 on several large programs of drilling and exploration, bulk sampling and metallurgical test work, as well as on many engineering studies relating to specific aspects of the project. In addition, the surface lands for the project were purchased by Minera Rayrock at a cost of more than US$1,000,000.

          When Wheaton River purchased the project from Minera Rayrock in 1997 it engaged Bikerman Engineering and Technology Associates, Inc. to carry out a pre-feasibility study based on an open-pit mine and heap leach gold recovery system. The pre-feasibility study was completed in April 1998.

          Upon completion of this pre-feasibility study, Wheaton River undertook the compilation of a detailed feasibility study (the "Bellavista Feasibility") which was completed in April 1999. An independent technical review of the Bellavista Feasibility was completed by Pincock Allen & Holt which substantially confirmed the conclusions of the Bellavista Feasibility which was done at US$325 per ounce of gold.

          Wheaton River received the key environmental operating permit for the Bellavista Project in January 2001 and its taxation exemptions under the Costa Rican free zone legislation in May 2001. The Company does not intend to further advance the Bellavista Project at this time.

GOLDEN BEAR MINE

          Wheaton River owns the Golden Bear Mine which is located in northwestern British Columbia. The Golden Bear Mine was a seasonal operation that operated from about April to October annually. All mining was completed at the end of the 2000 operating season. In 2001, 88,943 tonnes of the Kodiak B stockpiled ore grading 8.8 grams of gold per tonne were crushed and stacked, but the main activity was leaching the ore stacked on the Totem Creek pad from the 2001 and previous seasons. The Golden Bear Mine produced 33,711 ounces in 2001, its last year of commercial production. Reclamation activities began in 2000 and have continued through 2001. Reclamation is anticipated to continue until 2006 and consists of activities such as the removal of plant and equipment, re-sloping of dumps, re-vegetation and closure of the access road. The remaining reclamation costs at the Golden Bear Mine site as at March 31, 2002 are estimated to be approximately $4,440,000. Funding will be provided from a reclamation deposit and cash held by the government under a safekeeping agreement totalling $2,472,000, sale of mine site equipment with a carrying value of $700,000 and the balance from working capital.

          Reclamation of the Golden Bear Mine will continue in 2002. During the process of rinsing the heap leach pads in 2002 the operation is expected to produce approximately 3,000 ounces of gold that, together with the sale of the mine assets, will be used to offset reclamation costs.

                                 USE OF PROCEEDS

          The net proceeds to the Company from the Offering are estimated to be $118,989,875, after deducting the Agents' commission of $6,287,625 and the estimated expenses of the Offering of $475,000. The Company used the net proceeds of the Offering to pay the cash portion of the consideration payable to Sanluis in connection with the Luismin Acquisition, to advance funds to Luismin to repay existing debt and to pay transaction costs. The debt incurred by Luismin and repaid by Wheaton River was originally used for operations, capital expenditures and exploration.

          The aggregate net proceeds of $119,996,600 from the sale of the Special Warrants were deposited in escrow at the closing of the Offering with the Escrow Agent. The Escrowed Proceeds, together with all interest earned thereon, were released to the Company on June 19, 2002 in connection with the completion of the Luismin Acquisition.

          SELECTED CONSOLIDATED FINANCIAL INFORMATION FOR WHEATON RIVER

          The following tables set forth selected consolidated financial information of the Company for the financial years ended December 31, 2001, 2000 and 1999 and for the three months ended March 31, 2002 and 2001. The following summary of selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company's consolidated financial statements, including the notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition included elsewhere in this prospectus.

STATEMENT OF OPERATIONS DATA
     (Canadian $ in thousands, except per share amounts)

                                                THREE MONTHS
                                                ENDED MARCH 31                   YEARS ENDED DECEMBER 31
                                        ----------------------------      -------------------------------------
                                            2002              2001           2001        2000          1999
                                        ------------       ---------      ---------  ------------  ------------
                                                (UNAUDITED)
   Sales...........................     $          -  $            -      $  14,358  $     45,587  $     33,303
   Earnings from mining operations.                -               -          2,395        14,161        11,469
   Net earnings (loss).............              417            (348)       (24,074)       12,306         7,616
   Basic and diluted earnings
    (loss) per share...............             0.01           (0.01)         (0.45)         0.24          0.19

BALANCE SHEET DATA
     (Canadian $ in thousands)

                                        AS AT MARCH 31          AS AT DECEMBER 31
                                        --------------     ---------------------------
                                            2002               2001           2000
                                        --------------     ------------   ------------
                                         (UNAUDITED)
   Total Assets....................     $       33,136     $     33,795   $     49,331
   Total Liabilities...............              6,571            7,796          5,902
   Shareholders' Equity............             26,565           25,999         43,429

QUARTERLY INFORMATION
     (Canadian $ in thousands, except per share amounts)

          The following table sets forth selected consolidated financial information of the Company for each of the eight most recently completed quarters ending December 31, 2001.

                                                        2001                                     2000
                                         -----------------------------------     ------------------------------------
                                            Q4       Q3        Q2      Q1           Q4       Q3        Q2        Q1
                                         -------  --------  -------  -------     -------  --------  --------  -------
 Sales...............................    $   139  $  6,120  $ 8,099  $     -     $ 3,208  $ 27,087  $ 15,292  $     -
 Earnings (loss) from mining
  operations ........................        316       201    1,878        -         348     8,403     5,410        -
 Net earnings (loss).................     (4,798)  (19,453)     525     (348)       (114)    7,945     4,939     (464)
 Basic and diluted earnings (loss)
  per share..........................      (0.09)    (0.36)    0.01    (0.01)          -      0.15      0.10    (0.01)

DIVIDENDS

          The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Company's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. The Company has not paid any dividends since its incorporation.

      SELECTED CONSOLIDATED AND COMBINED FINANCIAL INFORMATION FOR LUISMIN

          The following tables set forth selected consolidated and combined financial information of Luismin for the financial years ended December 31, 2001, 2000 and 1999 and for the three months ended March 31, 2002 and 2001. This financial information includes not only the consolidated Luismin information but additional information relating to exploration properties purchased that were not owned by Luismin until April 2002. This information is presented as if the purchase of the exploration properties had occurred on January 1, 1999. The following summary of selected consolidated and combined financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to Luismin's consolidated and combined financial statements, including the notes thereto included elsewhere in this prospectus.

STATEMENT OF OPERATIONS DATA
     (Canadian $ in thousands)

                                                     THREE MONTHS
                                                    ENDED MARCH 31                  YEARS ENDED DECEMBER 31
                                              --------------------------   -----------------------------------------
                                                  2002          2001           2001          2000           1999
                                              ------------  ------------   ------------  ------------   ------------
                                                      (UNAUDITED)
   Sales...........................           $     25,495  $     22,479   $    105,263  $     96,723   $    110,031
   Earnings from mining operations.                  9,225         5,222         33,742        22,396         37,233
   Net earnings (loss).............                  5,696        (1,903)        11,276        (7,622)         (922)

BALANCE SHEET DATA
     (Canadian $ in thousands)

                                              AS AT MARCH 31          AS AT DECEMBER 31
                                              --------------     ---------------------------
                                                   2002              2001           2000
                                              --------------     ------------   ------------
                                               (UNAUDITED)
   Total Assets....................           $    150,030       $    150,618   $    146,404
   Total Liabilities...............                 64,194             70,478        143,699
   Shareholders' Equity............                 85,836             80,140          2,705

              SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

          The following summary of pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations of the consolidated company and is derived from, and should be read in conjunction with and is qualified in its entirety by reference to, the historical consolidated financial statements of Wheaton River and the consolidated and combined financial statements of Luismin, including the notes thereto, included elsewhere in this prospectus. The pro forma consolidated statement of operations for the year ended December 31, 2001 and for the three months ended March 31, 2002 assume that the Luismin Acquisition was completed on January 1, 2001. The pro forma consolidated balance sheet as at March 31, 2002 assumes that the Luismin Acquisition was completed on March 31, 2002.

STATEMENT OF OPERATIONS DATA
     (CANADIAN $ IN THOUSANDS)

                                        THREE MONTHS
                                       ENDED MARCH 31    YEAR ENDED DECEMBER 31
                                      ----------------   ----------------------
                                            2002                 2001
                                      ----------------   ----------------------
                                         (UNAUDITED)           (UNAUDITED)
Sales..............................   $         25,495   $              119,621
Earnings from mining operations....              9,225                   36,137
Net earnings (loss)................              6,233                  (12,316)

BALANCE SHEET DATA
     (CANADIAN $ IN THOUSANDS)

                                       AS AT MARCH 31
                                       --------------
                                            2002
                                       --------------
                                         (UNAUDITED)

   Total Assets....................    $     222,359
   Total Liabilities...............           65,588
   Shareholders' Equity............          156,771

                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                      OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto which appear elsewhere in this prospectus. All figures are in Canadian dollars unless otherwise noted.

INTRODUCTION

          Wheaton River's only operation was the Golden Bear Mine in British Columbia. This mine was seasonal and operated from about April to October annually, producing most of its gold in the third quarter of each year. 2001 was the final year of commercial production from this mine at which time the mineral reserves were exhausted.

          The Company also owns the Bellavista Project in Costa Rica. The Company completed the Bellavista Feasibility in 1999 that included a mine plan with production of 436,000 ounces of gold over seven years. The Company obtained the main environmental operating permit for the project in January 2001, however, in light of the recent moratorium placed on new open-pit mining projects, there can be no assurance that the Government of Costa Rica will permit future development of the Bellavista Project.

          On June 19, 2002 the Company acquired all of the outstanding shares of Luismin, which is one of Mexico's largest producers of gold and silver. See "Outlook" below.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001

          Net earnings for the three months to March 31, 2002 were $417,000 ($0.01 per share) or an improvement of $765,000 over the net loss of $348,000 ($0.01 per share) incurred in the first quarter of 2001. General and administrative expense was $806,000 in the first quarter of 2002 compared to $795,000 incurred in 2001. Mineral properties written down totalled $602,000 in the first quarter of 2002 of which $585,000 represents ongoing Bellavista Project costs. There were no mineral properties written down in the comparable period of 2001. Other income increased by 314% to $1,852,000 in the first quarter of 2002 compared to $447,000 in the same period of 2001. Included in the 2002 other income is a gain of $1,586,000 on the sale of 2,000,000 common shares of Kinross, $133,000 of interest income and $81,000 received from government exploration incentives. Other income in the first quarter of 2001 included interest income of $224,000 and a foreign exchange gain of $221,000.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

          Gold production from the Golden Bear Mine decreased by 60,811 ounces or 64% to 33,711 ounces in 2001 from 94,522 ounces in 2000. Production declined in 2001 because mining was completed at Golden Bear in 2000 when the ore was depleted and production in 2001 was limited to stockpiled ore and from ore previously placed on the leach pad.

          Sales decreased by $31,229,000 or 69% to $14,358,000 in 2001 compared to $45,587,000 in 2000. The decrease resulted from the 64% production decrease and an average realized gold price of US$278 per ounce in 2001 compared to US$325 per ounce in 2000. The 2001 realized price declined by US$47 per ounce or 14% due to lower spot gold prices and fewer forward sales contracts in 2001.

          Cost of sales decreased 65% in 2001 to $8,688,000 from $24,733,000 in 2000. Total gold production decreased 64% during this period. The decrease in cash operating costs to US$167 per ounce for 2001 from US$176 per ounce in 2000 was a result of improved gold recoveries and lower labour, supplies, maintenance and administrative costs.

          Depreciation and depletion decreased in 2001 to $516,000, compared to $5,232,000 in 2000. Depreciation and depletion was much lower in 2001 since most asset costs had been depreciated in prior years to reflect greater production during those years.

          Reclamation and mine closure costs recorded in 2001 were $2,416,000 which included $1,942,000 accrued for leach pad rinsing which will occur at the Golden Bear Mine in 2002. There were no reclamation and mine closure costs accrued in 2000.

          General and administrative expense increased by 83% to $4,010,000 in 2001 compared to $2,197,000 in 2000. The 2001 increase was principally due to non-recurring consulting and legal expenses.

          During 2001, Wheaton River incurred aggregate non-cash write-downs of $21,387,000 in respect of the carrying value of its mineral properties. Included were write-downs of the George Lake Project in the amount of $3,692,000 and the Red Mountain Project for $1,184,000 to recognize the net realizable value on sale of these projects. The Bellavista Project was also written down by $16,190,000 to reflect the low spot and forward gold prices during 2001. General exploration costs were written down by $321,000 in 2001. During 2000, a $301,000 write-down was recorded in respect of general exploration.

          Wheaton River incurred a one-time restructuring expense of $2,392,000 in 2001 due to the closure of the Toronto office and the severance costs associated with downsizing the operating personnel in Vancouver.

          Other income increased by 53% to $1,625,000 in 2001 from $1,063,000 in 2000. The 2001 amounts included interest income of $894,000, a $476,000 gain on the sale of Golden Bear Mine equipment and $255,000 which represents mostly foreign exchange. The 2000 balance included interest income of $866,000, a gain on sale of marketable securities of $18,000, a $217,000 gain on sale of Golden Bear Mine equipment and other losses of $38,000.

          Wheaton River incurred a net loss of $24,074,000 or $0.45 per share in 2001 compared to net earnings of $12,306,000 or $0.24 per share in 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

          Net earnings of $12,306,000 or $0.24 per share in 2000 was an increase of $4,690,000 over the 1999 net earnings of $7,616,000 or $0.19 per share.

          Sales in 2000 increased by 37% to $45,587,000, compared to $33,303,000 in 1999. Gold production from the Golden Bear Mine increased by 23,233 ounces to 94,522 ounces for 2000 compared with the prior year. The increased production in 2000 resulted from an early start to the operating season in March, higher grade ore mined from the Ursa deposit and commencement of mining from the Kodiak B deposit. Realized prices increased to US$325 per ounce for the year or a 4% increase over the US$314 price realized in 1999. Hedging activities contributed only US$46 per ounce in 2000 compared to a contribution of US$51 per ounce in 1999. Cost of sales increased 55% in 2000 to $24,733,000, compared to $16,004,000 in 1999. This increase was a result of increased production and higher costs per ounce from the Kodiak B deposit. The increase in cash operating costs per ounce to US$176 per ounce for 2000 from US$152 per ounce in 1999 was a result of the higher costs in underground mining associated with the Kodiak B deposit. Earnings from mining operations were $14,161,000 during the year compared with $11,470,000 a year earlier.

          Interest and financing expense in 2000 was down 85% to $42,000, compared to $279,000 in 1999, due to reduced financing fees. General and administrative expense increased by 8% to $2,197,000, compared to $2,033,000 in 1999, as a result of increases in several expense categories including accounting and legal fees, annual report costs, filing fees and capital taxes. Mineral properties written down in 2000 decreased by 80% to $301,000, compared to $1,495,000 in 1999. During 1999 the East Low Grade Stockpile and Grizzly zone on the Golden Bear properties were determined to have no economic value while in 2000 only project investigation costs were written down.

LIQUIDITY AND CAPITAL RESOURCES

THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001

          Cash increased by $22,672,000 to $25,437,000 in the three months ended March 31, 2002. The cash increase in the first quarter of 2002 resulted largely from the maturity of a $20,737,000 short-term money market instrument and the sale of the Kinross shares for proceeds of $3,686,000.

          Operating activities required $1,073,000 in the first quarter of 2002 compared to $1,206,000 in the same period of 2001.

          Financing activities during the first three months of 2002 provided $149,000 as a result of shares issued. In the comparable 2001 period shares issued provided $7,000.

          Investing activities in the first quarter of 2002 provided $23,594,000. The sale of short-term money market instruments contributed $20,737,000. Cash provided from the sale of marketable securities was $3,736,000 comprised of $3,686,000 from the sale of 2,000,000 Kinross common shares and $50,000 from the sale of 2,000,000 Kit Resources Ltd. common shares. Expenditures on mineral properties to March 31, 2002 of $879,000 included $277,000 for Luismin acquisition costs and $585,000 to maintain the Bellavista Project of which $367,000 was for an annual royalty payment. In the first quarter of 2001 investing activities required $1,902,000 and included $1,181,000 for mineral properties and $721,000 in reclamation deposits. Mineral property expenditures in 2001 included $1,016,000 to advance the Bellavista Project and $92,000 for work on the Red Mountain Project.

Reclamation deposits included a Golden Bear Mine surety bond reserve deposit increase of $484,000 and a new bank deposit of US$150,000 to secure a US$150,000 bank letter of guarantee provided to the Costa Rican government. This letter of guarantee provides security for future reclamation liabilities of the Bellavista Project.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

          Cash decreased by $14,816,000 in 2001 and resulted in a balance of $2,765,000 at December 31, 2001 compared to $17,581,000 in 2000. The cash decrease in 2001 resulted largely from a $20,737,000 investment in short-term money market instruments, which is classified on the balance sheets separately from cash.

          Operating activities generated $3,350,000 in 2001 compared to $15,819,000 in 2000.

          Financing activities provided $5,572,000 during 2001 and consisted of a special warrant private placement and share issues less issue costs and share repurchases. In 2000 share issues less repurchases provided $59,000.

          Investing activities in 2001 required $24,104,000 and included $20,737,000 in short-term money market instruments, $2,638,000 for mineral properties and $729,000 in reclamation deposits. Mineral property expenditures comprised $2,065,000 to advance the Bellavista Project, $168,000 for work on the Red Mountain Project and $405,000 for other project costs and new project investigation. In 2000 investing activities required $10,594,000, mostly for mineral properties. Mineral property expenditures in 2000 totalled $10,162,000 and included $4,996,000 for construction, engineering and permitting to advance the Bellavista Project, $839,000 for work on the Red Mountain Project and $3,931,000 for development of the Kodiak B deposit. In addition, the Red Mountain acquisition cost was $523,000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

          Cash increased by $5,244,000 in 2000 and resulted in a balance of $17,581,000 at December 31, 2000 (1999 - $12,337,000). Operating activities generated $15,819,000 in 2000 compared to $13,194,000 in 1999.

          Financing activities during 2000 consisted of share issues less repurchases that provided $59,000 while in 1999 net share repurchases required $173,000.

          Investing activities in 2000 required $10,594,000 (1999 - $6,292,000).
Mineral property expenditures in 2000 totalled $10,162,000 and included $4,996,000 for construction, engineering and permitting to advance the Bellavista Project, $839,000 for work on the Red Mountain Project and $3,931,000 for development of the Kodiak B deposit. In addition, the Red Mountain acquisition cost was $523,000. Mineral property expenditures in 1999 totalled $5,534,000 and included $3,171,000 to advance the Bellavista Project, $1,714,000 on Golden Bear Mine construction, and $584,000 on exploration. In early 1999 the Company acquired additional shares of Kit for $717,000 that raised its ownership interest to approximately 23%.

OUTLOOK

          On June 19, 2002 the Company acquired all of the outstanding shares of Luismin. Luismin owns five mining properties that have produced over 730,000 ounces of gold and 51.5 million ounces of silver since 1991. Production in 2001 totalled 98,000 ounces of gold and 5.75 million ounces of silver, making it the fourth largest producer of gold and third largest producer of silver in Mexico.

          Under the Luismin Purchase Agreement, Wheaton River acquired Luismin from a subsidiary of Sanluis in exchange for consideration of US$55,160,000 in cash and 9,084,090 Common Shares and advanced US$19,840,000 to Luismin which Luismin used to repay all of its outstanding bank debt. No terms have been defined for this advance. An additional 11,355,113 Common Shares will be issued if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. In May 2002, the Company announced the completion of a private placement to finance the Luismin Acquisition whereby 110,000,000 Special Warrants were issued and sold at a price of $1.15 per Special Warrant for aggregate gross proceeds of $126,500,000. The Special Warrants are exercisable, for no additional consideration, into units consisting of Common Shares and Warrants.

          The Company continues to hold the Bellavista Project. This project is permitted and sufficiently engineered that it could be financed and developed in a short period if adequate gold prices are obtained. The Bellavista Feasibility estimates the project will produce 436,000 ounces of gold based on a gold price of US$325 per ounce. Total cash costs, calculated in accordance with Gold Institute standards, are expected to be US$179 per ounce. Construction costs are estimated at US$28,000,000. No additional development is currently planned on the Bellavista Project and, in light of the recent moratorium placed on open-pit mining projects, there can be no assurance that the Government of Costa Rica will permit future development of the Bellavista Project.

          Reclamation of the Golden Bear Mine will continue in 2002. During the process of rinsing the heap leach pads in 2002 the operation is expected to produce approximately 3,000 ounces of gold that will be used to offset reclamation costs. The mine assets will be available for sale in 2002 and any proceeds will also be used to offset reclamation costs.

          The Company is committed to spend $1,670,000 on exploration eligible for flow-through expenditures in 2002 and has agreed to fund several Canadian exploration projects which will fulfill these obligations.

          The Company ended 2001 with net working capital of $27,681,000. These funds are available to acquire future assets.

                          DESCRIPTION OF SHARE CAPITAL

AUTHORIZED CAPITAL

          The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares (the "Preference Shares"), issuable in series. As of July 31, 2002, 79,001,620 Common Shares and no Preference Shares are issued and outstanding.

COMMON SHARES

          The following is a summary of the principal attributes of the Common
Shares:

VOTING RIGHTS

          The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of the Company's shareholders, except those meetings where only the holders of another class or series of shares are entitled to vote separately as a class or series. The Common Shares carry one vote per share.

DIVIDEND RIGHTS

          The holders of the Common Shares are entitled to receive on a pro-rata basis such dividends as may be declared by the Company's board of directors, out of funds legally available therefore, subject to the preferential rights of any shares ranking prior to the Common Shares.

RIGHTS UPON DISSOLUTION OR WINDING-UP

          In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares will be entitled to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the Company's liabilities, subject to the preferential rights of any shares ranking prior to the Common Shares.

PREFERENCE SHARES

          The following is a summary of the principal attributes of the Preference Shares:

ISSUABLE IN SERIES

          The Preference Shares may, at any time or from time to time, be issued in one or more series. The Company's board of directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series.

VOTING RIGHTS

          Except as required by law or as otherwise determined by the Company's board of directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders.

RANKING

          The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

                           CONSOLIDATED CAPITALIZATION

          The following table sets forth the Company's consolidated capitalization as of the dates indicated both before and after giving effect to the Offering and the Luismin Acquisition:

                                                                                                 AS AT MARCH 31, 2002
                                                                                                AFTER GIVING EFFECT TO
                                                                                                 THE OFFERING AND THE
                                    AS AT DECEMBER 31, 2001       AS AT MARCH 31, 2002          LUISMIN ACQUISITION/(4)/
                                           (AUDITED)                  (UNAUDITED)                    (UNAUDITED)
                                    -----------------------       ----------------------    ------------------------
                                                 (IN THOUSANDS OF CANADIAN $, EXCEPT PER SHARE AMOUNTS)
Common Shares                       $                41,430       $               45,259        $                176,165
     (Authorized - unlimited)            (56,601,266 shares)          (64,069,066 shares)            (183,153,156 shares)

Preference Shares                                         -                            -                               -
     (Authorized - unlimited)                          (Nil)                        (Nil)                           (Nil)

Share Purchase Options              $                   505       $                  505        $                    505
     (Authorized - 15,000,000)           (6,118,514 options)          (5,860,714 options)             (5,860,714 options)

Share Purchase Warrants                                 Nil                          Nil                             Nil
     (Authorized - 13,000,000)         (1,090,000 warrants)/(1)/     (8,400,000 warrants)/(1)/       (8,400,000 warrants)/(1)/
                                       (2,000,000 warrants)/(2)/     (2,000,000 warrants)/(2)/       (2,000,000 warrants)/(2)/

2001 Special Warrants/(3)/          $                 4,955       $                1,275        $                  1,275
     (Authorized - 11,000,000)           (9,910,000 special           (2,550,000 special              (2,550,000 special
                                                   warrants)                    warrants)                       warrants)

2002 Special Warrants                                     -                            -                               -
     (Authorized - 110,000,000)                        (Nil)                        (Nil)                           (Nil)


Contributed Surplus                 $                   956       $                  956        $                    956

Deficit                             $               (21,847)      $              (21,430)       $                (22,130)
                                    -----------------------       ----------------------        ------------------------

Total Capitalization                $                25,999       $               26,565        $                156,771
                                    =======================       ======================        ========================

__________

/(1)/ Exercisable into Common Shares at a price of $0.75 per share, expiring on May 23, 2003.
/(2)/ Exercisable into Common Shares at a price of $1.00 per share, expiring on October 6, 2002.
/(3)/ Subsequent to March 31, 2002, these special warrants were all exercised into an equal number of Common Shares and Common Share purchase warrants, for no additional consideration.
/(4)/ The number of shares as at March 31, 2002 after giving effect to the Offering, the Luismin Acquisition and the issuance of 11,355,113 Common Shares upon payment of the contingent silver price adjustment is 194,508,269.

                         OPTIONS TO PURCHASE SECURITIES

STOCK OPTION PLANS

          On May 8, 2001, the Company's shareholders approved the Company's current share option plan (the "2001 Share Option Plan") which is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of Common Shares. The 2001 Share Option Plan received approval from the TSX on June 29, 2001. On June 17, 2002, the Company's shareholders approved an increase in the maximum number of Common Shares that may be reserved for issuance upon exercise of options granted under the 2001 Share Option Plan and all other share compensation plans, including the Company's 1995 share option plan (the "1995 Share Option Plan") from 7,500,000 to 15,000,000.

          As of July 31, 2002, options to purchase 1,766,250 and 5,176,000 Common Shares were outstanding under the 1995 Share Option Plan and the 2001 Share Option Plan, respectively. Additional options to purchase 1,290,000 Common Shares were outstanding outside of the 2001 Share Option Plan. In the event that options granted under the 1995 Share Option Plan terminate or are cancelled, the Common Shares underlying such options will be available to be issued upon the exercise of options granted under the 2001 Share Option Plan. No further options are to be granted under the 1995 Share Option Plan.

          Options granted under the 2001 Share Option Plan will have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and will be exercisable for a period not to exceed ten years. Certain of the options listed in the table below having an exercise price lower than the market price of the Common Shares were granted pursuant to the Company's previous stock option plan which did not provide that the exercise price of such options shall not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted. Options granted under the 1995 Share Option Plan and the 2001 Share Option Plan are not transferable or assignable. Options granted under the 1995 Share Option Plan terminate: (i) immediately following the termination of an optionee's employment or, in the case of options granted to a director, immediately following the optionee ceasing to be a director, unless the directors of the Company otherwise determine; and (ii) six months following the death of the optionee. Options granted under the 2001 Share Option Plan terminate: (i) within a period of 30 days after the termination of an optionee's employment, or such longer period as determined by the Company's board of directors, subject to the restrictions on such determination as set out in the 2001 Share Option Plan; and
(ii) within a period after the optionee's death as determined by the board, subject to the restrictions on such determination as set out in the 2001 Share Option Plan.

          The following is a summary of options which have been granted to directors, officers, employees or consultants of the Company or the Subsidiaries, which were outstanding as of July 31, 2002:

CLASS OF OPTIONEE         NUMBER OF COMMON
(NUMBER OF                 COMMON SHARES          DATE OF                               EXPIRY       MARKET PRICE AT
OPTIONEES IN CLASS)         UNDER OPTION           GRANT         EXERCISE PRICE         DATE           ATE OF GRANT
-----------------------   ----------------      -----------      --------------      -----------     ----------------
Executive officers and              82,824        Mar. 6/00      $         0.86       Jan. 8/04      $           0.86
past executive officers             36,720        Mar. 6/00      $         0.29      Sept. 28/02     $           0.29
as a group (8)                     581,000         May 9/00      $         0.41       Apr. 11/03     $           0.41
                                   765,000        Jan. 8/01      $         0.35        Jan. 8/04     $           0.35
                                   150,000       Jan. 22/01      $         0.35       Jan. 22/04     $           0.35
                                   250,000        May 23/01      $         0.57        May 23/06     $           0.57/(1)/
                                   750,000       Sept. 25/01     $         0.57      Sept. 25/04     $           0.57/(1)/
                                   140,000       Dec. 13/01      $         0.60       Dec. 13/04     $           0.60
                                   890,000        July 5/02      $         1.16       June 19/05     $           1.16/(2)/
                                   650,000        July 5/02      $         1.16       June 19/05     $           1.16/(2)/
                          ----------------
                                 4,295,544
                          ----------------
Directors who are not              500,000        May 23/01      $         0.57        May 23/06     $           0.57/(1)/
also executive officers            300,000       June 19/02      $         1.16       June 19/05     $           1.16/(2)/
as a group (4)                     250,000        July 5/02      $         1.16       June 19/05     $           1.16/(2)/
                          ----------------
                                 1,050,000
                          ----------------
Past directors and past             24,480        Mar. 6/00      $         0.86        Jan. 8/04     $           0.86
executive officers of               20,400        Mar. 6/00      $         0.29      Sept. 28/02     $           0.29
                          ----------------
subsidiaries (3)                    44,880
                          ----------------

Employees and past                  12,240        Mar. 6/00      $         0.29      Sept. 28/02     $           0.29
employees excluding                 10,000         May 9/00      $         0.41       Apr. 11/03     $           0.41
executive officers as a             55,000        Jan. 8/01      $         0.35        Jan. 8/04     $           0.35
group                               22,058       Jan. 22/01      $         0.35       Jan. 22/04     $           0.35
                                   236,000       Dec. 13/01      $         0.60       Dec. 13/04     $           0.60
                                 1,000,000        July 5/02      $         1.16       June 19/05     $           1.16/(2)/
                          ----------------
                                 1,335,298
                          ----------------
Consultants as a group               6,528        Mar. 6/00      $         0.86        Jan. 8/04     $           0.86
                                   350,000       April 19/01     $         0.62      April 19/04     $           0.62
                                   950,000        May 23/01      $         0.57        May 23/06     $           0.57/(1)/
                                   200,000        July 5/02      $         1.16       June 19/05     $           1.16/(2)/
                          ----------------
                                 1,506,528
                          ----------------

Total - All Options              8,232,250
                          ----------------

___________
(1) This was the closing price of the Common Shares on the TSX on March 13, 2001, the day prior to the announcement of the Company's private placement of special warrants which was completed in May 2001.
(2) This was the closing price of the Common Shares on the TSX on May 14, 2002, the day the Offering was announced.

COMMON SHARE PURCHASE WARRANTS

          In addition to the Warrants qualified under this prospectus, as of July 31, 2002 there were (i) 1,850,000 Common Share purchase warrants (the "Rayrock/Glamis Warrants") outstanding that are exercisable at a price of $1.00 per share and expire on October 6, 2002; and (ii) 9,550,000 Common Share purchase warrants (the "2001 Warrants") outstanding that were issued upon exercise of the special warrants of the Company issued and sold on May 23, 2001 (the "2001 Special Warrants"). The 2001 Warrants were created and issued pursuant to the terms of a warrant indenture (the "2001 Warrant Indenture") entered into between the Company and CIBC Mellon Trust Company, as warrant agent thereunder. The 2001 Warrants are exercisable at a price of $0.75 per share and expire on May 23, 2003.

Other Warrants

     In connection with the Luismin Acquisition, the Company issued a warrant which will be exercisable into 11,355,113 Common Shares, without payment of additional consideration, if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.

                                   PRIOR SALES

     The following table contains details of the prior sales of Common Shares during the 12 month period preceding July 31, 2002:

                                      NUMBER OF       PRICE PER
               DATE OF ISSUANCE     COMMON SHARES    COMMON SHARE
               ----------------     -------------    ------------

               2001
               August                   210,000      $       0.35/(1)/
                                         12,240      $       0.29/(1)/

               September                  5,000      $       0.33/(1)/
                                        200,000      $       0.35/(1)/
                                         40,000      $       0.41/(1)/

               October                  730,000      $       0.35/(1)/

               November                  30,000      $       0.35/(1)/
                                         75,000      $       0.51/(1)/
                                         50,000      $       0.49/(1)/

               December               1,090,000               N/A/(2)/
                                        900,000               N/A/(3)/

               2002
               January                   25,000      $       0.35/(1)/
                                      6,360,000               N/A/(2)/
                                         50,000      $       0.25/(1)/
                                         50,000      $       0.75/(4)/
                                         20,000      $       0.72/(1)/

               February                 200,000               N/A/(2)/
                                         20,000      $       0.57/(1)/
                                         40,800      $       0.86/(1)/
                                        102,000      $       0.29/(1)/

               March                    800,000               N/A/(2)/

               April                    365,000      $       0.66/(1)/

               May                    1,200,000      $       0.75/(4)/
                                      2,550,000               N/A/(2)/
                                        100,000      $       0.41/(1)/
                                        220,000      $       0.57/(1)/
                                         45,000      $       0.35/(1)/

               June                      44,000      $       0.60/(1)/
                                        200,000      $       0.75/(4)/
                                          7,344      $       0.86/(1)/
                                      9,084,090               N/A/(5)/
                                         60,000      $       0.57/(1)/

                                      NUMBER OF       PRICE PER
               DATE OF ISSUANCE     COMMON SHARES    COMMON SHARE
               ----------------     -------------    ------------

               July                      20,000      $       1.00/(6)/
                                        130,000      $       1.00/(6)/
                                        650,000               N/A/(7)/
                                         57,120      $       0.29/(1)/
                                    -------------
                                     25,742,594
                                    =============

__________
/(1)/     Issued upon exercise of previously issued stock options.
/(2)/     Issued upon exercise of the 2001 Special Warrants.
/(3)/ Issued in lieu of cash for the advance annual royalty payment of US$200,000 from the Bellavista Project.
/(4)/     Issued upon exercise of the 2001 Warrants.
/(5)/ Issued as partial consideration payable in connection with the Luismin Acquisition.
/(6)/     Issued upon exercise of the Rayrock/Glamis Warrants.
/(7)/     Issued upon the exercise of the Special Warrants.

                         PRICE RANGE AND TRADING VOLUME

          The Common Shares are listed and posted for trading on the TSX under the symbol "WRM". The following table sets forth information relating to the trading of the Common Shares for the periods indicated.

   PERIOD                         HIGH    LOW      VOLUME
   --------------                 ----    ----   ----------
                                  ($)     ($)     (Shares)

   2000
   First Quarter                  0.72    0.34    8,744,631
   Second Quarter                 0.54    0.35    4,520,055
   Third Quarter                  0.47    0.34    3,789,801
   Fourth Quarter                 0.42    0.35    3,923,213
   2001
   First Quarter                  0.69    0.34   12,545,399
   Second Quarter                 0.97    0.55   13,501,060
   Third Quarter                  0.85    0.47    8,984,557
   Fourth Quarter                 0.73    0.52    9,198,430
   2002
   January                        0.93    0.58    6,581,608
   February                       1.07    0.85    8,398,261
   March                          1.00    0.81    5,141,828
   April                          1.30    0.93   16,400,200
   May                            2.10    1.07   32,154,400
   June                           1.86    1.38   15,101,000
   July                           1.53    0.95   11,983,800
   August (to August 13, 2002)    1.24    1.05    3,485,500

          On May 29, 2002, the last day on which the Common Shares traded prior to the closing of the Offering, the closing price of the Common Shares on the TSX was $1.80. On August 13, 2002, the last day on which the Common Shares traded prior to the date of this prospectus, the closing price of the Common Shares on the TSX was $1.15.

                             PRINCIPAL SHAREHOLDERS

          To the best of the Company's knowledge, as of the date of this prospectus, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Common Shares before giving effect to the exercise of the Special Warrants is as follows:

                                                  PERCENTAGE OF OUTSTANDING      PERCENTAGE OF OUTSTANDING COMMON
                                                        COMMON SHARES                      COMMON SHARES
                                NUMBER OF        BEFORE GIVING EFFECT TO THE        AFTER GIVING EFFECT TO THE
        NAME                  COMMON SHARES   EXERCISE OF THE SPECIAL WARRANTS   EXERCISE OF THE SPECIAL WARRANTS
---------------------         -------------   --------------------------------   --------------------------------
Corporacion Turistica
Sanluis, S.A. de C.V. /(1)/     9,084,090                   11.6%                              4.8%

_______

/(1)/ A subsidiary of Sanluis Corporacion, S.A. de C.V., a public Mexican company which trades on the Mexican Stock Exchange.

                             DIRECTORS AND OFFICERS

          The following table sets forth the name, municipality of residence, position held with the Company, principal occupation and number of shares beneficially owned by each person who is a director and/or an executive officer of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at July 31, 2002.

                                                                                              NUMBER OF COMMON SHARES
                                                                                                BENEFICIALLY OWNED,
                                                                                             DIRECTLY OR INDIRECTLY OR
         NAME AND                                                                              OVER WHICH CONTROL OR
 MUNICIPALITY OF RESIDENCE       POSITION WITH THE COMPANY        PRINCIPAL OCCUPATION          DIRECTION IS EXERCISED
----------------------------    ---------------------------    ---------------------------   -------------------------
Ian W. Telfer                   Chairman, Chief Executive      Chairman and Chief
West Vancouver, British         Officer and a Director         Executive Officer of
Columbia                        since May 2001                 Wheaton River                                   200,000/(3)/

Ian J. McDonald /(1)/ /(2)/     Director since March 1990      Chairman and Director of
Toronto, Ontario                                               Glencairn Explorations Ltd.                     293,205/(4)/

Frank Giustra /(1)/ /(2)/       Director since May 2001        Chairman of Endeavour
West Vancouver, British                                        Financial Corporation and
Columbia                                                       Chairman of Lions Gate
                                                               Entertainment Corp.                             800,000/5//6/

Neil Woodyer /(1)/ /(2)/        Director since May 2001        Managing Director of
West Vancouver, British                                        Endeavour Financial
Columbia                                                       Corporation                                         Nil/(6)/

Antonio Madero                  Director since June 2002       Chairman and Chief
Mexico City, Mexico                                            Executive Officer of
                                                               Sanluis Corporacion, S.A.
                                                               de C.V.                                             Nil

Eduardo Luna                    Director since June 2002       President of Minas
Mexico City, Mexico                                            Luismin, S.A. de C.V.                               Nil

T. Derek Price                  Vice President, Finance and    Vice President, Finance                         296,104/(7)/
Vancouver, British Columbia     Chief Financial Officer        and Chief Financial
                                                               Officer of
                                                               Wheaton River

R. Dennis Bergen                Vice President, Operations     Vice President, Operations
Abbotsford, British Columbia                                   of Wheaton River                                110,321/(8)/

Paul M. Stein                   Secretary                      Partner, Cassels Brock &
Toronto, Ontario                                               Blackwell LLP (law firm)                         70,200/(9)/

________
/(1)/     Member of the Audit Committee.
/(2)/     Member of the Compensation Committee.
/(3)/     Mr. Telfer also owns 200,000 2001 Warrants.
/(4)/     Mr. McDonald also owns 50,000 Special Warrants.
/(5)/ Mr. Giustra also owns 800,000 2001 Warrants and exercises control over 600,000 Special Warrants.
/(6)/ Endeavour Capital Corporation also owns 2,015,000 Common Shares, 5,060,000 2001 Warrants and 1,000,000 Special Warrants. Endeavour Capital Corporation is managed by Endeavour Financial Corporation. Mr. Woodyer is Managing Director of Endeavour Financial Corporation and Mr. Giustra is Chairman of Endeavour Financial Corporation.
/(7)/     Mr. Price also owns 60,000 2001 Warrants and 150,000 Special Warrants.
/(8)/     Mr. Bergen also owns 20,000 Special Warrants.
/(9)/     Mr. Stein also owns 60,000 2001 Warrants and 75,000 Special Warrants.

          Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Telfer who, from January 2001 to July 2001, was Vice Chairman of itemus inc., from February 2000 to January 2001, was Chairman of itemus inc. and, from April 1993 to February 2000, was President and Chief Executive Officer of Vengold Inc.; Mr. McDonald who, from February 1991 to September 2001, was Chairman of the Board and Chief Executive Officer of the Company; and Mr. Giustra who, from January 2001 to the present date, has been Chairman of Endeavour Financial Corporation.

          In connection with the Luismin Acquisition, on June 25, 2002, the following two (2) individuals were appointed to the board:

          Antonio Madero - Mr. Madero is a mining engineer and a graduate of the Harvard Graduate School of Business Administration. He is Chairman of the Board and Chief Executive Officer of Sanluis, a large Mexican publicly-held diversified holding company with interests in auto parts businesses and a major exporter with operations in Mexico, the United States and Brazil. He serves as a Director of numerous corporate and cultural organizations including Deere and Company, ING Mexico, Grupo Mexico and Scotiabank Inverlat. He is also a member of the International Advisory Board of J.P. Morgan Chase Inc. of New York. Mr. Madero resides in Mexico City, Mexico.

          Eduardo Luna - Mr. Luna is a mining engineer and has been President of Luismin for the past ten years and is President of the Mexican Mining Chamber and a former President of the Silver Institute. Mr. Luna resides in Mexico City, Mexico.

          As at July 31, 2002, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,769,830 Common Shares, representing approximately 2.2% of the total number of Common Shares outstanding before giving effect to the exercise of the Special Warrants and the underlying Warrants.

Corporate Cease Trade Orders or Bankruptcies

          No director, officer, promoter or other member of management of the Company is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets, other than Ian Telfer who was a Vice-Chairman of a technology company when it made an assignment in bankruptcy on July 31, 2001.

Penalties or Sanctions

          No director, officer, promoter or other member of management of the Company has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Personal Bankruptcies

          No director, officer, promoter or other member of management of the Company has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

          To the best of the Company's knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company, or persons who, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies. A director of the Company, Neil Woodyer is Managing Director of Endeavour and another director of the Company, Frank Giustra, is Chairman of Endeavour, which has entered into the Management Services Agreement with the Company. See "Interest of Management and Others in Material Transactions".

          The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

                               ADVISORY COMMITTEE

          In connection with the restructuring of the board of directors of the Company which occurred in May 2001, the Corporation formed an advisory committee (the "Advisory Committee") consisting of Pierre Lassonde, President of Newmont Mining Corporation and Eugene McBurney, Chairman and Managing Partner of Griffiths McBurney & Partners. Management meets with members of the Advisory Committee periodically to assist in the identification and assessment of mining opportunities.

                             EXECUTIVE COMPENSATION

Statement of Executive Compensation

          The following table contains information about the compensation paid to or earned by the Company's Chairman and Chief Executive Officer, former Chairman and Chief Executive Officer and the Company's four most highly compensated executive officers other than the Chairman and Chief Executive Officer as at December 31, 2001 (the "Named Executive Officers"). Specific aspects of the compensation of the Named Executive Officers are dealt with in further detail in subsequent tables.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                             ANNUAL COMPENSATION               COMPENSATION
                                      ------------------------------------    ----------------
                                                                              SECURITIES UNDER
                                                              OTHER ANNUAL      OPTIONS/SARS         ALL OTHER
    NAME AND PRINCIPAL                SALARY         BONUS    COMPENSATION         GRANTED         COMPENSATION
         POSITION             YEAR      ($)           ($)      ($) /(6)/             (#)                ($)
---------------------------------------------------------------------------------------------------------------
Ian W. Telfer, /(1)/          2001     62,500/(5)/      NIL       3,750           1,000,000              20,000/(7)/
Chairman and Chief            2000        NIL           NIL         NIL                 NIL                 NIL
 Executive Officer            1999        NIL           NIL         NIL                 NIL                 NIL
---------------------------------------------------------------------------------------------------------------
Ian J. McDonald, /(2)/        2001    133,875           NIL       6,750             150,000             571,488/(8)/
Former Chairman and Chief     2000    176,375        60,000       6,750             393,200                 NIL
 Executive Officer            1999    170,000        35,000       6,750                 NIL                 NIL
---------------------------------------------------------------------------------------------------------------
J. John Kalmet, /(3)//(4)/    2001    138,750           NIL       6,750             300,000             520,613/(8)/

Former President and          2000    164,875        55,000       6,750             106,080                 NIL
 Chief Operating Officer      1999    160,000        35,000       6,750                 NIL                 NIL
---------------------------------------------------------------------------------------------------------------
T. Derek Price, /(4)/         2001    140,000        35,000       6,750             250,000                 NIL
Vice President, Finance       2000    138,250        40,000       6,750              78,744                 NIL
 and Chief Financial          1999    133,000        16,300       6,750                 NIL                 NIL
 Officer
---------------------------------------------------------------------------------------------------------------
R. Dennis Bergen, /(4)/       2001    134,000        35,000       6,750              80,000                 NIL
Vice President, Operations    2000    132,500        37,000       6,750              12,240                 NIL
                              1999    128,000        17,500       6,750                 NIL                 NIL
---------------------------------------------------------------------------------------------------------------
Raymond Gagnon, /(4)/         2001    130,800        42,000       6,750             145,000                 NIL
President, Metales            2000    129,600        22,000       6,750              12,240                 NIL
Procesados MRW, S.A.          1999    126,000        13,600       6,750                 NIL                 NIL

_________
/(1)/ Mr. Telfer was appointed as Chairman and Chief Executive Officer of the Company effective September 28, 2001.
/(2)/ Mr. McDonald resigned as Chairman and Chief Executive Officer of the Company effective September 28, 2001, but remains a non-executive director of the Company.
/(3)/ Mr. Kalmet resigned as President and Chief Operating Officer of the Company effective October 31, 2001.
/(4)/ These salaries were wholly or partially paid by the Company's subsidiaries.
/(5)/     This amount represents salary from October 1, 2001 to December 31,
          2001.
/(6)/ At the option of the Named Executive Officer, the Company matches contributions made by each of the Named Executive Officers to their respective Registered Retirement Savings Plans to a maximum of $6,750 per annum. These amounts are included under this column.
/(7)/ Mr. Telfer was paid $20,000 in consulting fees prior to being appointed as Chairman and Chief Executive Officer of the Company.
/(8)/ These amounts represent severance payments made to Messrs. McDonald and Kalmet, respectively.

Long-Term Compensation Plans

Option Grants During the Fiscal Year Ended December 31, 2001

          The following table provides details of stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2001 pursuant to the 1995 Share Option Plan and the 2001 Share Option Plan.

         OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                                                                         MARKET VALUE OF
                                                                           SECURITIES
                                                                           UNDERLYING
                    SECURITIES      % OF TOTAL OPTIONS     EXERCISE OR   OPTIONS ON THE
                   UNDER OPTIONS   GRANTED IN FINANCIAL    BASE PRICE     DATE OF GRANT
     NAME           GRANTED (#)          YEAR /(1)/       ($/SECURITY)    ($/SECURITY)       EXPIRATION DATE
--------------------------------------------------------------------------------------------------------------
Ian W. Telfer         250,000             4.7%            $   0.57       $     0.57         May 23, 2006
                      750,000              14%            $   0.57       $     0.57         September 25, 2004
--------------------------------------------------------------------------------------------------------------
Ian J. McDonald       150,000             2.8%            $   0.35       $     0.35         January 8, 2004
--------------------------------------------------------------------------------------------------------------
J. John Kalmet        150,000             2.8%            $   0.35       $     0.35         January 8, 2004
                      150,000             2.8%            $   0.35       $     0.35         January 22, 2004
--------------------------------------------------------------------------------------------------------------
T. Derek Price        150,000             2.8%            $   0.35       $     0.35         January 8, 2004
                      100,000             1.9%            $   0.60       $     0.60         December 13, 2004
--------------------------------------------------------------------------------------------------------------
R. Dennis Bergen       40,000             0.7%            $   0.35       $     0.35         January 8, 2004
                       40,000             0.7%            $   0.60       $     0.60         December 13, 2004
--------------------------------------------------------------------------------------------------------------
Raymond Gagnon         20,000             0.4%            $   0.35       $     0.35         January 8, 2004
                      125,000             2.3%            $   0.60       $     0.60         December 13, 2004

----------
/(1)/ Based on the total number of options granted pursuant to the 1995 Share Option Plan and the 2001 Share Option Plan during the fiscal year ended December 31, 2001 of 1,822,058 and 3,520,000, respectively.

Options Exercised and Value of Unexercised Options

          The following table provides detailed information regarding stock options exercised by the Named Executive Officers during the fiscal year ended December 31, 2001. In addition, details on remaining options held are provided.

              AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

                                                      UNEXERCISED OPTIONS AT DECEMBER      VALUE OF UNEXERCISED IN-THE-MONEY
                     SECURITIES       AGGREGATE                 31, 2001                    OPTIONS AT DECEMBER 31, 2001/(1)/
                    ACQUIRED ON    VALUE REALIZED   -----------------------------------   -----------------------------------
    NAME            EXERCISE (#)         ($)        EXERCISABLE (#)   UNEXERCISABLE (#)   EXERCISABLE ($)   UNEXERCISABLE ($)
-----------------------------------------------------------------------------------------------------------------------------
Ian W. Telfer            NIL               NIL           500,000          500,000              25,000           25,000
-----------------------------------------------------------------------------------------------------------------------------
Ian J. McDonald        163,200          79,968           505,000              NIL              88,800              N/A
-----------------------------------------------------------------------------------------------------------------------------
J. John Kalmet         252,000          85,980           304,080              NIL              81,000              N/A
-----------------------------------------------------------------------------------------------------------------------------
T. Derek Price         100,000          25,000           328,744              NIL              61,350              N/A
-----------------------------------------------------------------------------------------------------------------------------

                                                      UNEXERCISED OPTIONS AT DECEMBER      VALUE OF UNEXERCISED IN-THE-MONEY
                     SECURITIES       AGGREGATE                 31, 2001                    OPTIONS AT DECEMBER 31, 2001/(1)/
                    ACQUIRED ON    VALUE REALIZED   -------------------------------------------------------------------------
    NAME            EXERCISE (#)         ($)        EXERCISABLE (#)   UNEXERCISABLE (#)   EXERCISABLE ($)   UNEXERCISABLE ($)
-----------------------------------------------------------------------------------------------------------------------------
R. Dennis Bergen        40,000           9,600           172,240            NIL                15,639             N/A
-----------------------------------------------------------------------------------------------------------------------------
Raymond Gagnon         125,000          17,875           157,240            NIL                11,939             N/A

__________
/(1)/ Calculated using the closing price of the Common Shares on the TSX on December 31, 2001 of $0.62 less the exercise price of in-the-money stock options.

Other Compensation Matters

          There are no pension plan benefits in place for the Named Executive Officers.

Employment Contracts

          The Company has entered into employment contracts with Ian Telfer, Chairman and Chief Executive Officer of the Company, and Derek Price, Vice President, Finance and Chief Financial Officer of the Company, and a severance agreement (collectively, the "Severance Agreements") with each of the other Named Executive Officers other than Messrs. Telfer and Price. Mr. Price's employment contract may be terminated by the Company upon payment of one year's salary.

          Each of the Severance Agreements and Mr. Telfer's employment contract provides for a severance payment of up to three years salary to be paid to each Named Executive Officer upon a change in such Named Executive Officer's compensation or responsibilities following a change of control of the Company or the termination of the employment of such Named Executive Officer following a change of control. In connection with the resignations of Messrs. McDonald and Kalmet from their respective positions with the Company, the Company paid them $571,488 and $520,613, respectively, as severance payable under their respective Severance Agreements and they retained their respective options until the expiration date of such options.

          Other than as described above, the Company and its subsidiaries have no employment contracts in place with the Named Executive Officers and no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers' employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers' responsibilities following a change of control.

Compensation of Directors

A.        Standard Compensation Arrangements

          The unrelated directors of the Company receive $200 for each meeting of a committee of the Company's board of directors attended. The Company paid unrelated directors an aggregate sum of $80,000 as a one-time bonus and directors' fees of $3,036 during the fiscal year ended December 31, 2001. No other fees were paid to directors of the Company for their services in their capacity as directors. During the fiscal year ended December 31, 2001, the Company granted stock options to two non-executive directors to purchase an aggregate of 500,000 Common Shares.

B.        Other Arrangements

          None of the directors of the Company were compensated in their capacity as a director by the Company and its subsidiaries during the fiscal year ended December 31, 2001 pursuant to any other arrangement or in lieu of any standard compensation arrangement.

C.        Compensation for Services

          None of the directors of the Company were compensated for services rendered to the Company in any other capacity during the fiscal year ended December 31, 2001, except for Ian Telfer who received $20,000 in consulting fees prior to being appointed Chairman and Chief Executive Officer of the Company.

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

          None of the Company's directors, executive officers or senior officers, nor any associate of such director, executive officer or senior officer has, during the financial year ended December 31, 2001, been indebted to the Company or any of its subsidiaries. In addition, none of the indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

                              PLAN OF DISTRIBUTION

          On May 30, 2002, the Company issued and sold an aggregate of 110,000,000 Special Warrants at a price of $1.15 per Special Warrant. The price of the Special Warrants was determined by negotiation between the Company and the Agents. The Special Warrants were created and issued pursuant to the terms of a special warrant indenture dated May 30, 2002 (the "Special Warrant Indenture") entered into between the Company and CIBC Mellon Trust Company, as warrant agent thereunder. Each Special Warrant entitles the holder thereof to receive, without payment of additional consideration, one Common Share and one-half of one Warrant, as provided for in the Special Warrant Indenture. In July 2002, 650,000 Special Warrants were exercised by the holders thereof. This prospectus is being filed to qualify the distribution of 109,350,000 Common Shares and 54,675,000 Warrants issuable upon exercise of the remaining 109,350,000 Special Warrants.

          The Warrants were created and will be issued pursuant to the terms of a warrant indenture (the "Warrant Indenture") entered into between the Company and CIBC Mellon Trust Company, as warrant agent thereunder. Each whole Warrant will entitle the holder thereof to purchase one Common Share at a price of $1.65 at any time before 5:00 p.m. (Toronto time) on May 30, 2007 after which time the Warrants will expire and be void and of no value. The Warrant Indenture contains provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants.

          Pursuant to the Agency Agreement, the Agents were paid a commission in the amount of $6,325,000 for their services in connection with the Private Placement, representing 5% of the gross proceeds received from the sale of the Special Warrants. No additional commission or fee will be payable to the Agents in connection with the issuance of the Common Shares and Warrants upon the exercise of the Special Warrants.

          The Special Warrants are exercisable at any time before 5:00 p.m. (Toronto time) on the Expiry Date. Special Warrants that have not been previously exercised will be deemed to have been exercised, without any action on the part of the holder, on the earlier of: (i) the sixth business day following the Qualification Date; and (ii) 4:59 p.m. (Toronto time) on the Expiry Date.

          The Company has agreed to use commercially reasonable efforts to obtain receipts for this prospectus under the laws of the provinces of Canada in which purchasers of Special Warrants reside. If the Qualification Date has not occurred on or before August 28, 2002, then each outstanding Special Warrant will thereafter entitle the holder to receive upon exercise, for no additional consideration, 1.04 Common Shares and 0.52 Warrants (in lieu of one Common Share and one-half of one Warrant).

          Common Shares and Warrants issued to holders of Special Warrants resident in a jurisdiction in regard to which a receipt for this prospectus has not been issued may be subject to resale restrictions contained in the applicable securities legislation.

                                  RISK FACTORS

          An investment in securities of the Company is speculative and involves significant risks which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information set forth elsewhere in this prospectus, the following risk factors should be carefully reviewed by prospective investors:

Exploration, Development and Operating Risks

          Mining operations generally involve a high degree of risk. Wheaton River's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold and silver, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

          The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Wheaton River or any joint venture partner will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Wheaton River not receiving an adequate return on invested capital.

          Wheaton River's activities are directed towards the search, evaluation and development of mineral deposits. There is no certainty that the expenditures to be made by Wheaton River will result in discoveries of commercial quantities of ore. Significant capital investment is required to achieve commercial production from successful exploration efforts.

Uninsured Risks

          Although Wheaton River carries insurance to protect against certain risks in such amounts as it considers adequate, the nature of the risks is such that liabilities could exceed policy limits or may not be insurable. Risks not insured against may include environmental pollution or other hazards against which mining exploration corporations cannot insure or against which Wheaton River may elect not to insure because of high premium costs or other reasons.

Environmental Risks and Hazards

          All phases of Wheaton River's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Wheaton River's operations. Environmental hazards may exist on the properties on which Wheaton River holds interests which are unknown to Wheaton River at present which have been caused by previous or existing owners or operators of the properties.

          Government approvals and permits are currently, and may in the future be, required in connection with Wheaton River's operations. To the extent such approvals are required and not obtained, Wheaton River may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

          Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

          Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Wheaton River and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

          Production at the Golden Bear Mine involved the use of sodium cyanide which is a poison. Should sodium cyanide leak or otherwise be discharged from the containment system then Wheaton River may become subject to liability for clean up work that cannot be insured. These clean up costs are estimated to range up to $50,000. While all steps will be taken to prevent discharges of pollutants into the ground water and the environment, Wheaton River may become subject to liability for hazards that cannot be insured against.

Luismin Tailings Management Risks

          Although the design and operation of tailings containment sites in the San Dimas district complies with the requirements of Mexico and with the permits issued for the dams, existing tailings containment sites do not comply with World Bank standards. Enforcement of regulatory requirements in Mexico is becoming more stringent and higher operating standards can be expected in the future. The tailings containment sites have not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.

          The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management aspect of the operations. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. Current operations rely on ten pumping stations to elevate the tailings to the containment site. Both the tailings line and solution return line cross the river valley on cable supports without any provisions for spill containment in the event of a line failure.

          The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover are undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken.

          The San Antonio tailings deposition site is located in a turn in a steep walled river valley downstream of the mill operation. The containment dams are buttressed with concrete walls on the upstream side and waste rock on the downstream side. The current height of the tailings is estimated at 60 metres above the floor of the canyon. The capacity of the site is nearly exhausted and operation of the San Antonio mill will end within one year. Because the long-term stability of the tailings and dam integrity is questionable, Luismin is assessing various alternatives to stabilize the site.

          In 1993, and prior to excavation of the third diversion tunnel for the river, the river rose during a hurricane event and caused the tailings dam to fail. Geotechnical investigations by Luismin indicate that the current tailings dam stability is marginal. Due to the small surface area of the impoundment, there is a high probability that the tailings are not completely drained and hence have low strength and a high liquefaction potential. WGM regards the San Antonio tailing dam integrity as an issue that requires immediate attention. The potential for a hydraulic head within the dam that can exceed the strength of the containment structure requires a thorough investigation and remedial action.

          The tailings at La Guitarra are stored in cells constructed of thickened tailings with decant towers to drain the tailings solutions for recycle to the mill. The construction method included some compaction under the dams but seepage to the surrounding lands has occurred. Some of the seepage is collected and recycled to the mill with the balance escaping to nearby wetlands and creeks. No cyanide is used at La Guitarra and the quality of the tailings water is not monitored. However, tailings decant water and seepage is known to have a reduced pH. Seepage areas outside the tailings containment have red iron staining evident.

          Monitoring and water balances of the San Martin tailings operation indicate that seepage is occurring from the tailings area and that cyanide is showing up in groundwater down gradient from the tailings cells. The adjacent lands have recently been purchased and dewatering wells have been established to pump contaminated groundwater back to the mill circuit. A trench to bedrock has also been excavated downstream of the tailing area to monitor seepage from the active tailings area and to supplement the wells for the collection of groundwater.

          If the planned capital expenditures do not keep the Luismin operations compliant with operating standards, Wheaton River may be required to make further capital expenditures to maintain compliance with applicable environmental regulations. To the extent that Luismin's tailings containment sites do not adequately contain tailings and result in pollution to the environment, Wheaton River may incur environmental liability for mining activities conducted both prior to and during its ownership of the Luismin operations. To the extent that Wheaton River is subject to uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on Wheaton River. Should Wheaton River be unable to fund fully the cost of remedying an environmental problem, Wheaton River may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on Wheaton River.

          The Company has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from possible failure of the San Antonio tailings dam, the release of acidic waters with elevated concentrations of arsenic, lead and zinc from the La Guitarra operations and seepage occurring from the tailings area at the San Martin operation.

Additional Capital

          The exploration and development of Wheaton River's properties, including the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of Wheaton River's properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to Wheaton River.

Government Regulation

          The mining and mineral exploration activities of Wheaton River are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Wheaton River's mining and processing operations and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on Wheaton River.

Commodity Prices and Exchange Rate Fluctuations

          The profitability of mining operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate widely and are affected by numerous factors beyond Wheaton River's control. The level of interest rates, the rate of inflation, world supply of gold and silver and stability of exchange rates can all cause significant fluctuations in gold and silver prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and silver has fluctuated widely in recent years, and future serious price declines could cause continued commercial production to be impracticable. Depending on the price of gold and silver, cash flow from mining operations may not be sufficient. If, as a result of a decline in gold or silver prices, revenues from gold or silver sales were to fall below cash operating cost, production might be discontinued. Future production from Wheaton River's mineral properties is also dependent on gold and silver prices that are adequate to make these properties economic.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

          The figures for mineral reserves and mineral resources contained in this prospectus are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the price of gold or silver may render mineral reserves uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold or silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Uncertainty Relating to Inferred Mineral Resources

          Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Wheaton River's ten year mine plan for the Luismin mining operations includes 68% of production based on inferred mineral resources. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration. The preliminary assessment contained in this prospectus relating to a ten year economic analysis of the Luismin operations is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized.

Conflicts of Interest

          Certain of the directors and officers of Wheaton River also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Wheaton River will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Wheaton River and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws.

Dividend Policy

          No dividends on the Common Shares have been paid by the Company to date. For the foreseeable future, it is anticipated that the Company will use earnings, if any, to finance its growth and that dividends on the Common Shares will not be paid to shareholders.

Land Title

          Although the title to the properties owned by the Company and the properties owned by the Subsidiaries were reviewed and reported on by legal counsel at the time of their respective acquisitions by the Company or the Subsidiaries, no formal title opinions were delivered to the Company or such Subsidiaries and, consequently, no assurances can be given that there are no title defects affecting such properties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company's properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Competition

          The mining industry is competitive in all of its phases and Wheaton River competes with many companies with greater financial, technical and other resources. Competition in the mining industry could adversely affect Wheaton River's prospects for the search for and acquisition of mineral properties.

Currency Risk

          Since Wheaton River is paid in US dollars for its gold sales and a significant portion of its expenses are in Canadian and other currencies, a significant increase in the value of such currencies relative to the US dollar coupled with stable or declining gold or silver prices could have an adverse affect on Wheaton River's results of operations to the extent that sales of gold are not hedged.

Margin Risk on Hedging

          From time to time, Wheaton River hedges future gold production. Hedging of gold production may require margin activities. Sudden fluctuations in the price of gold could result in margin calls which could have an adverse effect on Wheaton River's financial position. As of July 2002, none of the Company's existing hedge positions are subject to margin calls.

Permitting

          Wheaton River's operations in Mexico and its Bellavista Project in Costa Rica are subject to receiving and maintaining permits from appropriate governmental authorities. Although Luismin currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations, including any proposed capital improvement programs. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. Although the permitting processes with such authorities have progressed well to date and the Company expects that all necessary permits will be forthcoming, there can be no assurance that the Company will obtain all permits necessary to develop or continue operating at any particular property.

Infrastructure

          Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

Acquisitions

          As part of the Company's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. The Company may not effectively select acquisition candidates or negotiate or finance acquisitions or integrate the acquired businesses and their personnel. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company's business.

Foreign Operations

          The majority of the Company's operations are conducted in Mexico and as such it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest.

          Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

          Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

          The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

          In June 2002, the Government of Costa Rica issued an executive decree which placed a complete moratorium on new open-pit mining projects. The decree included the statement that the existing legal rights of projects already approved would be respected. The Company does not intend to further advance the Bellavista Project at this time. Although the Company obtained the key environmental operating permit for the Bellavista Project in January 2001 and the taxation exemptions under the Costa Rican free zone legislation in May 2001, there can be no assurance that the Costa Rican government will permit future development of the Bellavista Project.

Market Price of Common Shares and Dilution

          After giving effect to the exercise of the Special Warrants, there will be 130,439,203 additional Common Shares available for trading in the public market. The increase in the number of Common Shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Common Shares. In addition, as a result of such issuances, the voting power of the Company's existing shareholders will be substantially diluted.

Operations of the Company Following the Luismin Acquisition

          Although the initial members of the Company's board of directors and some members of the senior management of the Company following the Luismin Acquisition have been identified, most operational and strategic decisions have not yet been made. The timing and manner of the implementation of decisions made with respect to the ongoing business of the Company following the Luismin Acquisition will materially affect the operations of the Company. Restructuring or integration of the operations of Luismin and the Company will require the dedication of the management resources, which could distract attention from the day-to-day operations of the separate businesses of each company. If management of the Company is unable to effectively manage any such restructuring or integration, the operating results and financial condition of the Company could be materially adversely affected. In the event that the operations of Luismin and the Company are restructured or integrated, there can be no assurance that the Company will be able to retain the key personnel currently employed in the separate operations of each company.

                                LEGAL PROCEEDINGS

          The Company is not a party to any pending legal proceedings the outcome of which could have a material adverse affect on the Company.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          Other than as described below and elsewhere in this prospectus, none of the directors or executive officers of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

          In connection with a special warrant private placement completed on May 23, 2001, the Company entered into a management services agreement dated May 7, 2001 (the "Management Services Agreement") with Endeavour pursuant to which Endeavour agreed to attempt to find and finance acquisitions or mergers for the Company. A director of the Company, Neil Woodyer, is Managing Director of Endeavour and another director of the Company, Frank Giustra, is Chairman of Endeavour. Pursuant to the Management Services Agreement, the Company agreed to pay US$10,000 per month and a success fee of 2% of the value of any acquisitions, dispositions and financings to Endeavour. Endeavour received a success fee equal to US$1.2 million in connection with the Luismin Acquisition.

          During the three months ended March 31, 2002, legal fees of $140,000 were paid to a firm in which the Secretary of the Company is a partner (2001 - $325,000). Legal fees for the three months ended March 31, 2002 of $9,000 (2001
- $38,000) were also paid to a firm in which the Secretary of a subsidiary of the Company is a partner. Consulting expenses for the three months ended March 31, 2002 of $150,000 (2001 - $595,000) were paid to corporations with directors in common and $20,000 was paid to a director of the Company in 2001. Restructuring expenses of $127,000 were paid to corporations with common directors or former directors. Administration expenses for 2001 of $51,000 were recovered from companies with directors in common.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

          The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants, Four Bentall Centre, P.O. Box 49279, 2100 - 1055 Dunsmuir Street, Vancouver, British Columbia. The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company at its principal offices in Vancouver, British Columbia.

                               MATERIAL CONTRACTS

          The only material contracts entered into by the Company within the two years prior to the date hereof or which will be entered into in connection with the Offering, other than in the ordinary course of business, are as follows:

          1. the Management Services Agreement referred to under the heading "Interest of Management and Others in Material Transactions";

          2. the 2001 Warrant Indenture referred to under the heading "Options to Purchase Securities - Common Share Purchase Warrants";

          3. the Agency Agreement referred to under the heading "Plan of Distribution";

          4. the Special Warrant Indenture referred to under the heading "Plan of Distribution";

          5. the Warrant Indenture referred to under the heading "Plan of Distribution"; and

          6. the Luismin Purchase Agreement referred to under the heading "General Development of the Business of the Company - Acquisitions and Dispositions".

          Copies of the foregoing agreements may be inspected at the head office of the Company during normal business hours during the period of distribution of the securities qualified hereunder and for a period of 30 days thereafter.

                                     EXPERTS

          Certain legal matters relating to the distribution of the Common Shares and Warrants will be passed upon by Cassels Brock & Blackwell LLP on behalf of the Company and by Fraser Milner Casgrain LLP on behalf of the Agents.

            PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

          Securities legislation in several provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase the securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in certain jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. A purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal advisor.

                   CONTRACTUAL RIGHT OF ACTION FOR RESCISSION

          In the event that a holder of a Special Warrant who acquires Common Shares and Warrants upon the exercise of a Special Warrant, as provided for in this prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of its Special Warrants, but also of the private placement transaction pursuant to which the Special Warrants were initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Company on the acquisition of the Special Warrants. In the event such holder is a permitted assignee of the interest of the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was the original subscriber. The foregoing are in addition to any other right or remedy available to a holder of Special Warrants under section 130 of the Securities Act (Ontario) or, the corresponding provisions of other securities legislation or otherwise at law and are subject to the defences, limitations and other provisions of such legislation.

                            GLOSSARY OF MINING TERMS

     The following is a glossary of terms used in this prospectus:

     "andesite"               A dark coloured, fine grained extrusive rock, the
                              extrusive equivalent of diorite.

     "argentite"              An important ore of silver, Ag//2//S.

     "assay" An analysis to determine the presence, absence or concentration of one or more chemical components.

     "basalt" A dark coloured, fine grained igneous rock composed mainly of feldspar and pyroxene.

     "base metal"             A metal, such as copper, lead, nickel, zinc or
                              cobalt, of comparatively low
                              value and relatively inferior in certain properties (such as resistance to corrosion) compared to noble metals such as gold, silver or platinum.

     "basin"                  An area in which sediments accumulate.

     "bed" The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbors above and below.

     "bedrock"                Solid rock underlying surficial deposits.

     "belt" A specific elongate area defined by unique geologic characteristics.

     "breccia"                A rock dominated with angular fragments within a
                              finer-grained matrix.

     "carbonate"              A rock composed principally of calcium carbonate
                              (CaCO//3//).

     "cut-off grade"          The minimum metal grade at which a tonne of rock
                              can be processed on an economic basis.

     "cyanidation"            A process of extracting gold and silver from their
                              ores by treatment with dilute solutions of potassium cyanide or sodium cyanide.

     "deposit"                A mineralized body which has been physically
                              delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves, until final legal, technical and economic factors have been resolved.

     "development"            The preparation of a known commercially mineable
                              deposit for mining.

     "development stage"      A company is in the development stage when it is
                              engaged in the development of an established commercially mineable deposit (mineral reserves) which is not in the production stage.

     "diorite"                An igneous rock that is composed primarily of
                              sodium feldspar and mafic minerals with little or no quartz.

     "dip" The angle at which a bed is inclined from the horizontal.

     "displacement"           Relative movement of rock on opposite side of a
                              fault.

     "dore" A mixture of gold and silver, with minor other constituents, produced by smelting the material from the electrowinning cells. Dore requires further refining, generally not done at a mine site, to yield gold and silver.

     "drusy" Pertaining to an insoluble residue or encrustation, especially of quartz crystals.

     "dyke" A tabular body of igneous rock cross cutting the host strata at a high angle.

     "electrum"               A part of the series isometric native gold-silver
                              (Au-Ag); deep to pale yellow; argentiferous gold containing more than 20% silver.

     "epithermal"             Said of a hydrothermal mineral deposit formed
                              within about 1 kilometre of the Earth's surface and in the temperature range of 50 to 200 degrees

                              Celsius, occurring mainly as veins. Also, said of that depositional environment.

     "feasibility study"      Engineering study that is designed to define the
                              technical, economic and legal viability of a mineral project with a high degree of reliability, contains detailed supporting evidence, and has a firm conceptual framework which can be used for more detailed construction designs and drawings.
                              The study is of sufficient detail and accuracy to be used for the decision to proceed with the project and for financing.

     "felsic" Igneous rock composed principally of feldspars and quartz.

     "g Ag/t"                 Grams of silver per metric tonne.

     "g Au/t"                 Grams of gold per metric tonne.

     "gold equivalent ounces" Gold equivalent ounces represents gold ounces plus silver ounces computed into gold ounces.

     "grade" (1) The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing. (2) The quality of an ore or metal content.

     "granite"                A medium to coarse grained felsic intrusive rock.

     "hectare"                An area contained by a square of 100 metres.

     "ignimbrite"             The rock formed by the widespread deposition and
                              consolidation of ash flows.

     "intrusive"              Said of an igneous rock that invades older rocks.

     "illite" A general term for a group of three-layer, mica like clays widely distributed in argillaceous sediments and derived soils; intermediate in composition and structure between muscovite and montmorillonite.

     "Induced Polarization"   A method of ground geophysical surveying using an
                              electrical current to identify mineralization.

     "kaolinite"              A monoclinic mineral formed by hydrothermal
                              alteration or weathering of aluminosilicates, especially feldspars; formerly called kaolin.

     "kilometre"              One kilometre = 0.62 miles.

     "lens" A body of ore or rock that is thick in the middle and converges toward the edges, resembling a convex lens.

     "limestone"              A carbonate-rich sedimentary rock.

     "Mafic" Descriptive of rocks composed dominantly of magnesium and iron forming silicates.

     "metamorphosed/          A rock that has been altered by physical and
                              chemical processes including metamorphic" heat, pressure and fluids.

     "metasedimentary"        A sediment or sedimentary rock that shows evidence
                              of having been
                              subjected to metamorphism

     "metavolcanic"           Said of partly metamorphosed volcanic rock.

     "metre"                  One metre = 3.28 feet.

     "mill" A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

     "mineralization"         The concentration of minerals within a body of
                              rock.

     "mineralized material"   A mineralized body which has been delineated by
                              appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors concludes legal and economic feasibility.

     "mineral reserves"       A mineral reserve is the economically mineable
                              part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined.

                              Proven mineral reserve: A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

                              Probable mineral reserve: A probable mineral reserve is the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

     "mineral resources"      A mineral resource is a concentration or
                              occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

                              Measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

                              Indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

                              Inferred mineral resources: An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

     "mining claim/           That portion of public or private mineral lands
     mineral claim"           which a party has staked or marked out in
                              accordance with federal, provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

     "net smelter return      A phrase used to describe a royalty payment made
      royalty/NSR"            by a producer of metals based on gross metal
                              production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

     "ore" A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined at a profit.

     "ounces"                 Troy ounces = 31.103 grams.

     "outcrop"                An exposure of bedrock at the surface.

     "Phyllite"               A metamorphic rock, intermediate in grade between
                              slate and mica schist. Phyllites commonly exhibit corrugated cleavage surfaces.

     "polybasite"             A monoclinic mineral (Ag,Cu)16Sb2S11; forms in
                              low-temperature veins; a source of silver.

     "pre-feasibility study"  A preliminary engineering study used to develop estimates of amounts of the mineralized materials, metallurgical recoveries and project economics. Cost estimates and engineering parameters are not considered of sufficient accuracy for final decision-making.

     "prospect"               An area in which potential is suggested for
                              economic mineralization.

     "pyrite"                 Iron sulfide (FeS//2//).

     "pyroclastic"            Detrital volcanic materials that have been
                              explosively ejected from a volcanic vent.

     "quartz"                 A mineral composed of silicon dioxide.

     "reclamation"            The process by which lands disturbed as a result
                              of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

     "recovery"               A term used in process metallurgy to indicate the
                              proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

     "refining"               The final stage of metal production in which
                              impurities are removed from the molten metal.

     "rhyolite"               A group of extrusive igneous rocks commonly
                              exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

     "sandstone"              A rock consisting of cemented grains of rock or
                              mineral which are 0.05 to 2 millimetres in diameter, set in a matrix of silt or clay.

     "schist"                 A strongly foliated metamorphic rock.

     "sediment"               Solid material that has settled down from a state
                              of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically participated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

      "slate" A compact, fine-grained metamorphic rock that possesses slaty cleavage and hence can be split into slabs and thin plates.

     "Smectite"               Any clay mineral with swelling properties.

     "stockwork"              A network of usually quartz veinlets diffused in
                              the original rock.

     "strike"                 Direction or trend of a geologic structure.

     "stromeyerite"           A copper-silver mineral (AgCuS).

     "structural"             Pertaining to geological structure.

     "sulfide"                A group of minerals in which one or more metals
                              are found in combination with sulfur.

     "tonne"                  One tonne = 1,000 kilograms = 2204.6 pounds.

     "vein" A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

     "volcanic"               Rocks originating from volcanic activity.

     "zinc precipitation"     The use of fine zinc dust for the precipitation of
                              gold and silver from the cyanide solution in a gold cyanidation circuit.

AUDITORS' REPORT

To the Directors of
Wheaton River Minerals Ltd.

We have audited the consolidated balance sheets of Wheaton River Minerals Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) and cash flow for each of the three years ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flow for each of the three years ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C., Canada
February 5, 2002 except for note 14 which is as of August 14, 2002

                           WHEATON RIVER MINERALS LTD.
      CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
               (Canadian $ in Thousands, except per share amounts)

                                                               THREE MONTHS
                                                              ENDED MARCH 31               YEARS ENDED DECEMBER 31
                                               NOTE          2002           2001       2001          2000        1999
                                                                 UNAUDITED
Sales                                                    $           -   $       -  $   14,358   $    45,587   $    33,303
                                                         -------------------------  --------------------------------------
Cost of sales                                                        -           -       8,688        24,733        16,004
Royalties                                                            -           -         343         1,461         1,107
Depreciation and depletion                                           -           -         516         5,232         4,723
Reclamation                                                          -           -       2,416             -             -
                                                         -------------------------  --------------------------------------
                                                                     -           -      11,963        31,426        21,834
                                                         -------------------------  --------------------------------------
Earnings from mining operations                                      -           -       2,395        14,161        11,469
                                                         -------------------------  --------------------------------------
Expenses and other income
    General and administrative                                     806         795       4,010         2,197         2,033
    Interest and finance fees                                        8           8          20            42           279
    Depreciation                                                     9          10          40            65            57
    Mineral properties written down               6                602           -      21,387           301        1,495
    Restructuring expenses                        7                  -           -       2,392             -             -
    Other income                                  3             (1,852)       (447)     (1,625)       (1,063)         (141)
                                                         -------------------------  --------------------------------------
                                                                  (427)        366      26,224         1,542         3,723
                                                         -------------------------  --------------------------------------
Earnings (loss) before the following                               427        (366)    (23,829)       12,619         7,746

Income taxes                                     12                 10         (18)        245           316           173
Equity earnings in associated company                                -           -           -            (3)          (43)
                                                         -------------------------  --------------------------------------
Net earnings (loss)                                                417        (348)    (24,074)       12,306         7,616
Retained earnings (deficit), beginning
 of period                                                     (21,847)      2,227       2,227       (10,079)      (17,695)
                                                         -------------------------  --------------------------------------
Retained earnings (deficit), end of
 period                                                  $     (21,430)  $   1,879  $  (21,847)  $     2,227   $   (10,079)
                                                         =========================  ======================================
Basic and diluted earnings (loss) per share              $        0.01   $   (0.01) $    (0.45)  $      0.24   $      0.19
                                                         =========================  ======================================
Weighted average number of shares (thousands)                   63,019      52,663      53,426        50,363        40,464
                                                         =========================  ======================================

  The accompanying notes form an integral part of these consolidated financial statements.

                           WHEATON RIVER MINERALS LTD.
                           CONSOLIDATED BALANCE SHEETS
                            (Canadian $ in Thousands)

                                                            MARCH 31                   DECEMBER 31
                                               NOTE          2002                  2001           2000
                                                           (UNAUDITED)
ASSETS

Current
    Cash and equivalents                               $         25,437     $       2,765   $     17,581
    Short-term money market instruments                               -            20,737              -
    Marketable securities                         4               2,148             4,248             48
    Accounts receivable and prepaids                                676             1,425            528
    Product inventory                                                 -                 -          2,094
    Supplies                                                        185               198            301
                                                       ----------------     ----------------------------
                                                                 28,446            29,373         20,552

Reclamation deposits                              5               3,214             3,214          2,485
Mineral properties                                6               1,476             1,208         26,294
                                                       ----------------     ----------------------------
                                                       $         33,136     $      33,795   $     49,331
                                                       ================     ============================

LIABILITIES

Current
    Accounts payable and accrued liabilities           $            569     $       1,596   $      1,089
    Income taxes payable                                             58                96             49
                                                       ----------------     ----------------------------
                                                                    627             1,692          1,138

Deferred revenue                                  8                   -                 -            602
Provision for reclamation                                         5,944             6,104          4,162
                                                       ----------------     ----------------------------
                                                                  6,571             7,796          5,902
                                                       ----------------     ----------------------------

SHAREHOLDERS' EQUITY

Special warrants                                  9               1,275             4,955              -
Share purchase options                            9                 505               505              -
Contributed surplus                               9                 956               956            912
Share capital                                     9              45,259            41,430         40,290
Retained earnings (deficit)                                     (21,430)          (21,847)        2,227
                                                       ----------------     ----------------------------
                                                                 26,565            25,999         43,429
                                                       ----------------     ----------------------------
                                                       $         33,136     $      33,795   $     49,331
                                                       ================     ============================

Subsequent events ( note 14 )

APPROVED BY THE BOARD OF DIRECTORS:

(Signed) Ian W. Telfer                                 (Signed) Frank Giustra
Director                                               Director

  The accompanying notes form an integral part of these consolidated financial statements.

                           WHEATON RIVER MINERALS LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                            (Canadian $ in Thousands)

                                                           THREE MONTHS
                                                          ENDED MARCH 31                 YEARS ENDED DECEMBER 31
                                            NOTE        2002          2001           2001         2000         1999
                                                            (UNAUDITED)
OPERATING ACTIVITIES
Net earnings (loss)                                $        417  $      (348)   $    (24,074)  $  12,306    $   7,616
Deferred revenue                               8              -            8               -           -        1,167
Items not affecting cash
    Share purchase options                     9              -            -             337           -            -
    Depreciation and depletion                                9           10             556       5,297        4,780
    Provision for reclamation                              (160)          (6)          1,942        (238)           -
    Deferred development and
     stripping amortized                                      -            -           1,582       3,929        1,239
    Deferred revenue amortized                 8              -            -            (602)     (6,059)      (2,588)
    Mineral properties written down            6            602            -          21,387         301        1,495
    Gain on sale of marketable securities      3         (1,636)           -               -           -            -
    Foreign exchange                                         (2)        (221)           (366)         40          143
    Other                                                     -            -               -        (220)         (43)
                                                   -------------------------    -------------------------------------
                                                           (770)        (557)            762      15,356       13,809
Change in non-cash working capital            10           (303)        (648)          2,588         463         (615)
                                                   -------------------------    -------------------------------------
                                                         (1,073)      (1,205)          3,350      15,819       13,194
                                                   -------------------------    -------------------------------------
FINANCING ACTIVITIES
Special warrants issued                        9              -            -           5,507           -            -
Common shares issued                           9            149            7             696         278          143
Common shares repurchased                      9              -            -             (37)         (6)        (311)
Common share and special
 warrant issue costs                           9              -            -            (594)       (213)          (5)
                                                   -------------------------    -------------------------------------
                                                            149            7           5,572          59         (173)
                                                   -------------------------    -------------------------------------
INVESTING ACTIVITIES
Short-term money market instruments                      20,737            -         (20,737)          -            -
Mineral properties                                         (879)      (1,181)         (2,638)    (10,162)      (5,534)
Acquisition of Red Mountain Project            6              -            -               -        (523)           -
Cash acquired on acquisition
 of Kit Resources Ltd.                                        -            -               -          78            -
Investment in associated company                              -            -               -           -         (717)
Marketable securities                                     3,736            -               -         (29)          (4)
Reclamation deposits                                          -         (721)           (729)         42          (37)
                                                   -------------------------    -------------------------------------
                                                         23,594       (1,902)        (24,104)    (10,594)      (6,292)
                                                   -------------------------    -------------------------------------
Foreign exchange                                              2          221             366         (40)        (143)
                                                   -------------------------    -------------------------------------

Increase (decrease) in cash and equivalents              22,672       (2,879)        (14,816)      5,244        6,586
Cash and equivalents, beginning of period                 2,765       17,581          17,581      12,337        5,751
                                                   -------------------------    -------------------------------------
Cash and equivalents, end of period                $     25,437  $    14,702    $      2,765   $  17,581    $  12,337
                                                   =========================    =====================================
Supplemental cash flow information            10

  The accompanying notes form an integral part of these consolidated financial statements.

                           WHEATON RIVER MINERALS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 (UNAUDITED)
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

1.   DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Wheaton River Minerals Ltd. (the "Company"), through its 89.7% owned subsidiary, North American Metals Corp. ("NAM"), owns the Golden Bear Mine located in north-western British Columbia. The mine produced gold on a seasonal basis from spring to autumn using a heap leach process. No gold is produced in the first quarter of each year and so there is no revenue or earnings from mining operations during each first quarter. The last season of commercial production at the Golden Bear Mine was 2001. Reclamation of the site is in process.

The Company operates in the mining industry. All revenues are derived from Canada and all identifiable assets are located in Canada except the Bellavista Project assets, which are located in Costa Rica.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of Presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries are listed below.

                                                   Ownership       Projects
        Subsidiary                     Location    Interest         Owned
        ----------------------------  ----------   ---------   -----------------

        North American Metals Corp.   Canada            89.7%  Golden Bear Mine,
                                                               Red Mountain
        Metales Procesados MRW, S.A.  Costa Rica         100%  Bellavista

b)   Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Significant areas where management's judgement is applied are asset valuations, contingent liabilities and environmental and post-closure obligations. Actual results could differ from those reported.

c)   Foreign Currency Translation

Monetary items are translated into Canadian dollars at the exchange rates prevailing at the balance sheet date. Non-monetary items are translated at historical rates. Revenue and expense items are translated at rates prevailing on the transaction dates. Exchange gains and losses are included in operations.

d)   Financial Instruments

The carrying values of cash and equivalents, short-term money market instruments, accounts receivable, reclamation deposits and accounts payable approximate their fair values.

e)   Revenue Recognition

Gold sales are recorded at the estimated net realizable value when the gold dore is available for delivery. Hedging gains or losses are recognized in sales when the hedged production is sold.

                           WHEATON RIVER MINERALS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 (UNAUDITED)
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

f)   Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the year. Earnings per share have been presented in accordance with the new Canadian Institute of Chartered Accountants recommendations which were effective January 1, 2001 and which require the treasury method to calculate diluted earnings per share. The recommendations have been applied on a retroactive basis.

g)   Cash and Equivalents

Cash and equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

h)   Marketable Securities

Marketable securities are carried at the lower of cost and market value.

i)   Inventories

Product inventory is comprised of stockpiled ore and product in circuit and is valued at the lower of average cost and net realizable value. Inventories of supplies are valued at the lower of average cost and replacement cost net of a provision for obsolescence.

j)   Mineral Properties

Property, plant and equipment are carried at cost, including all costs incurred in the acquisition, exploration and development of the Company's mining properties, less accumulated depreciation and depletion and write-downs to recognize impairments in value. Impairment in value is determined from management's projection of net recoverable amounts at each period end. Net recoverable amounts are projected by management based on their estimate of recoverable reserves, gold prices, and costs for operating, capital and reclamation. Management estimated these factors based on conditions which were current at the time of estimate however these factors are subject to change which could adversely affect management's estimate of future net recoverable amounts. Depreciation and depletion of mine assets are charged on a units-of-production basis over proven and probable reserves. Office equipment is depreciated over three years on a straight-line basis.

k)   Provision for Reclamation

Reclamation costs have been estimated based on the Company's interpretation of current regulatory requirements. Estimated reclamation costs associated with the Golden Bear Mine and the Red Mountain Project have been fully accrued at December 31, 2001.

l)   Share Option Plan

The Company has a share option plan as described in Note 9. For directors, officers and employees no compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital. Non-employee stock options are accounted for in accordance with CICA 3870, which requires the transaction be accounted for based on the fair value of the consideration received. The company uses the Black-Scholes model to estimate a fair value.

                           WHEATON RIVER MINERALS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 (UNAUDITED)
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

3.   OTHER INCOME

                                                 THREE MONTHS ENDED
                                                      MARCH 31                      YEARS ENDED DECEMBER 31
                                                   2002          2001          2001         2000            1999
(CANADIAN $ IN THOUSANDS)                             (UNAUDITED)
Other income is comprised of:
    Interest income                           $     133    $      224    $      894    $     866     $       305
    Gain (loss) on marketable securities          1,636             -             -            -               -
    Gain on sale of mineral properties                -             -           476          217               -
    Exchange revaluation                              2           221           366          (28)           (143)
    Other                                            81             2          (111)          18             (21)
                                              ------------------------------------------------------------------
                                              $   1,852    $      447    $    1,625    $   1,063     $       141
                                              ==================================================================

4.   MARKETABLE SECURITIES

                                                 MARCH 31           DECEMBER 31
                                                   2002          2001         2000
     (CANADIAN $ IN THOUSANDS)                 (UNAUDITED)
     Marketable securities at market values    $     4,102    $   4,808    $       52
                                               ======================================

5.   RECLAMATION DEPOSITS

Reclamation deposits are funds held by government authorities to secure reclamation obligations and funds held by third parties as security for guarantees provided to government authorities to secure reclamation obligations.

At March 31, 2002 (unaudited) and December 31, 2001 the Company provided deposits of $1,250,000 (2000 - $760,000) to third parties which guarantee certain reclamation obligations. These third parties provided $2,247,000 (2000- $2,247,000) in reclamation guarantees to government authorities.

The Company also provided $1,725,000 (2000 - $1,725,000) in reclamation deposits directly to government authorities.

6.   MINERAL PROPERTIES

                                                                   MARCH 31              DECEMBER 31
                                                                     2002            2001             2000
      (CANADIAN $ IN THOUSANDS)                                  (UNAUDITED)
      Property, plant and equipment                             $      26,512   $      26,512   $      26,445
      Less:  Accumulated depreciation and depletion                   (25,763)        (25,754)        (23,616)
                                                                ---------------------------------------------
                                                                          749             758           2,829
      Deferred acquisition, exploration and development costs
             Bellavista Project                                        16,875          16,290          14,225
             George Lake Project                                            -               -           7,874
             Red Mountain Project                                       1,538           1,534           1,366
             Minas Luismin Acquisition                                    277               -               -
             Project Investigations and Exploration                        12               -               -
      Less:  Accumulated write-downs and disposals                    (17,975)        (17,374)              -
                                                                ---------------------------------------------
                                                                $       1,476   $       1,208   $      26,294
                                                                =============================================

                           WHEATON RIVER MINERALS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 (UNAUDITED)
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

Property, plant and equipment amounts relate to the Golden Bear Mine assets. Production from the known reserves at this mine was subject to net smelter return royalties of 4% except for the Kodiak B reserves, which were subject to a 2% royalty. (See note 1)

Deferred acquisition, exploration and development comprises the costs of the Company's non-producing gold projects. A feasibility study has been completed on the Bellavista Project in Costa Rica and independent engineers have completed a technical review of the feasibility study. An environmental operating permit was issued in January 2001. In 2001 the Company recognized an impairment in the value of Bellavista and accordingly the carrying value of the Bellavista Project was written down by $16,190,000.

In February 2000 the Company purchased the net assets of the Red Mountain Project near Stewart, British Columbia for $523,000. The assets acquired consisted of mineral rights, equipment, an office building and a reclamation deposit lodged with government authorities. The Company has evaluated the resource, metallurgy and other aspects of this project and completed a preliminary economic study in 2001.

In April 2002 the Company sold the Red Mountain Project to Seabridge Resources Inc. ("Seabridge") for 800,000 common shares of Seabridge with a fair value of $768,000 at March 31, 2002 (unaudited). The sale agreement provides for the Company to receive an additional contingent payment of up to $250,000.

In December 2001 the George Lake Project in Nunavut Territory, Canada was sold to Kinross Gold Corporation ("Kinross") in consideration for 4,000,000 Common Shares of Kinross.

Mineral properties written down:

                                              THREE MONTHS ENDED
                                                   MARCH 31                YEARS ENDED DECEMBER 31
                                               2002      2001          2001          2000           1999
       (CANADIAN $ IN THOUSANDS)                  (UNAUDITED)
      Bellavista Project                     $    585  $       -  $      16,190   $       -  $         -
      George Lake Project                           -          -          3,692           -            -
      Red Mountain Project                          4          -          1,184           -            -
      Golden Bear Mine                              -          -              -           -        1,269
      General exploration and other                13          -            321         301          226
                                             -----------------------------------------------------------
                                             $    602  $       -  $      21,387   $     301  $     1,495
                                             ===========================================================

7.   RESTRUCTURING EXPENSES

                                              THREE MONTHS ENDED
                                                   MARCH 31               YEARS ENDED DECEMBER 31
                                               2002       2001         2001          2000        1999
       (CANADIAN $ IN THOUSANDS)                 (UNAUDITED)
      Severance pay                          $      -  $       -  $       2,204   $       -   $        -
      Toronto office closure                        -          -            104           -            -
      Other                                         -          -             84           -            -
                                             -----------------------------------------------------------
                                             $      -  $       -  $       2,392   $       -   $        -
                                             ===========================================================

8.   DEFERRED REVENUE

Deferred revenue consists of net cash gains from repurchasing forward gold sales and currency contracts intended to hedge future production. Deferred revenue is reflected in sales as the hedged production is delivered. Deferred revenue allocated to 2001 production was $602,000 (2000 - $6,059,000; 1999 -
$2,588,000).

                           WHEATON RIVER MINERALS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 (UNAUDITED)
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

9.   SHARE CAPITAL

a)   Common Shares

Authorized share capital comprises an unlimited number of preference shares issuable in one or more series and an unlimited number of common shares without par value.

Issued and outstanding:

                                                                                AMOUNT
                                                                            (CANADIAN $ IN
                                                               SHARES         THOUSANDS)
At December 31, 1998                                          40,942,507    $       34,584
     Flow-through shares issued                                  515,000               103
     Exercise of stock options                                   115,000                40
     Shares repurchased and cancelled                         (1,375,500)           (1,215)
     Share issue costs                                                 -                (5)
                                                            ------------------------------
At December 31, 1999                                          40,197,007            33,507
     Flow-through shares issued                                  470,000               183
     Shares issued on acquisition of Kit Resources Ltd.       11,809,739             6,731
     Exercise of stock options                                   270,000                95
     Shares repurchased and cancelled                            (17,500)              (13)
     Share issue costs                                                 -              (213)
                                                            ------------------------------
At December 31, 2000                                          52,729,246            40,290
     Shares issued for royalty payments (*)                      900,000               567
     Exercise of special warrants                              1,090,000               552
     Exercise of stock options                                 1,988,520               696
     Shares repurchased and cancelled                           (106,500)              (81)
     Share issue costs                                                 -              (594)
                                                            ------------------------------
At December 31, 2001                                          56,601,266    $       41,430
     Exercise of special warrants                              7,360,000             3,680
     Exercise of stock options                                   257,800               112
     Exercise of warrants                                         50,000                37
                                                            ------------------------------
At March 31, 2002 (unaudited)                                 64,269,066    $       45,259
                                                            ==============================

     (*) The company issued 900,000 shares to satisfy, in part, certain royalty payments for the Bellavista Project.

b)   Share Purchase Options

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date.

                           WHEATON RIVER MINERALS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 (UNAUDITED)
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

A summary of options outstanding is presented below.

                                                         WEIGHTED-AVERAGE
                                              OPTIONS     EXERCISE PRICE
          At December 31, 1998               3,876,000      $   0.63
          Granted                              460,000      $   0.47
          Exercised                           (115,000)     $   0.35
          Expired                              (10,000)     $   0.66
          Forfeited                            (10,000)     $   0.35
                                            ----------
          At December 31, 1999               4,201,000      $   0.62
          Granted                            2,084,263      $   0.53
          Exercised                           (270,000)     $   0.35
          Expired                             (821,000)     $   1.29
                                            ----------
          At December 31, 2000               5,194,263      $   0.49
          Granted                            5,342,058      $   0.50
          Exercised                         (1,988,520)     $   0.35
          Expired                           (1,900,800)     $   0.47
          Forfeited                           (528,487)     $   0.86
                                            ----------
          At December 31, 2001               6,118,514      $   0.52
          Exercised                           (257,800)     $   0.43
                                            ----------
          At March 31, 2002 (unaudited)      5,860,714      $   0.52
                                            ==========

The following table summarizes information about the options outstanding at March 31, 2002 (unaudited).

                                           OPTIONS         WEIGHTED-AVERAGE       WEIGHTED-AVERAGE
          EXERCISE PRICES                OUTSTANDING  REMAINING CONTRACTUAL LIFE   EXERCISE PRICE
          $ 0.25 to $ 0.50                 1,854,538        1.4 years                $  0.37
          $ 0.51 to $ 0.75                 3,885,000        2.3 years                $  0.59
          $ 0.76 to $ 0.86                   121,176        1.8 years                $  0.86
                                         -----------

                                           5,860,714        2.0 years                $  0.52
                                         ===========

All options are vested except for 116,666 that vest on June 19, 2002, 250,000 that vest on September 25, 2002 and 250,000 that vest on September 25, 2003. These unvested options have an exercise price of $0.62, $0.57 and $0.57 respectively.

Non-employee share purchase options are accounted for based on the fair value of the consideration received. When non-employee share purchase options are granted, the fair value is credited to shareholders' equity. Share purchase options with a fair value of $505,000 were granted to consultants in 2001 (2000
- nil). The compensation expense (2001 - $337,000, 2000 - nil) is allocated over the life of the service contract and takes into consideration vesting periods.

                           WHEATON RIVER MINERALS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 (UNAUDITED)
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

c)   Warrants

A summary of warrants outstanding is presented below.

                                                                      WEIGHTED-AVERAGE
                                                         WARRANTS      EXERCISE PRICE
     At December 31, 1998 and 1999                       2,500,000      $     0.93
        Expired                                           (500,000)     $     0.65
                                                        ----------
     At December 31, 2000                                2,000,000      $     1.00
        Arising on exercise of special warrants          1,090,000      $     0.75
                                                        ----------
     At December 31, 2001                                3,090,000      $     0.91
        Exercised                                          (50,000)     $     0.75
        Arising on exercise of special warrants          7,360,000      $     0.75
                                                        ----------
     At March 31, 2002 (unaudited)                      10,400,000      $     0.80
                                                        ==========

The 8,400,000 warrants exercisable at $0.75 expire in May 2003. The 2,000,000 warrants exercisable at $1.00 expire in October 2002.

d)   Special Warrants

The Company completed a private placement of 11,000,000 special warrants at a price of $0.50 per special warrant ($0.55 for persons associated with the Company) for gross proceeds of $5,507,000 on May 23, 2001. Each special warrant is exchangeable, for no additional consideration, into one common share and one common share purchase warrant. Each share purchase warrant is exercisable into one common share at a price of $0.75 per share until May 23, 2003. The Company is committed to spend $1,670,000 of these proceeds on exploration eligible for flow-through expenditures in 2002.

A summary of special warrants is presented below.

                                                    SPECIAL
                                                    WARRANTS
     At December 31, 2000                                   -
         Issued                                    11,000,000
         Exercised                                 (1,090,000)
                                                   ----------

     At December 31, 2001                           9,910,000
         Exercised                                 (7,360,000)
                                                   ----------
     At March 31, 2002 (unaudited)                  2,550,000
                                                   ==========

The remaining special warrants were converted into common shares and share purchase warrants on May 23, 2002.

e)   Shareholder Rights Plan

The shareholders have adopted a shareholder rights plan creating the potential for substantial dilution of an acquirer's position except with respect to a permitted bid. The rights issuable to shareholders under the plan entitle the holders, other than the acquiring person; to purchase an additional common share of the Company at one-half of the market price at the time the right is exercised, upon the occurrence of certain triggering events. The main such event is the acquisition of 20% or more of the common shares of the Company by an individual or several persons acting in concert in a transaction not approved by the board of directors, to purchase common shares of the Company. The plan has a term of approximately two years and expires at the close of the first annual meeting of shareholders of the Company after March 6, 2002.

                           WHEATON RIVER MINERALS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 (UNAUDITED)
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

f)   Contributed Surplus

A summary of the contributed surplus is presented below.

                                                              SHARES      AMOUNT
                                                                      (CANADIAN $ IN
                                                                        THOUSANDS)
     At December 31, 1999                                             $          905
      Shares repurchased and cancelled                        17,500               7
                                                                      --------------
     At December 31, 2000                                                        912
      Shares repurchased and cancelled                       106,500              44
                                                                      --------------
     At December 31, 2001 and March 31, 2002 (unaudited)              $          956
                                                                      ==============

10.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                  THREE MONTHS ENDED
                                                       MARCH 31                     YEARS ENDED DECEMBER 31
                                                 2002           2001           2001           2000         1999
(CANADIAN $ IN THOUSANDS)                             (UNAUDITED)
Change in non-cash working capital
  Accounts receivable and prepaids            $       749   $        258   $      (278)   $      (154)  $       (71)
  Product inventory                                     -           (524)        2,094           (203)         (402)
  Supplies                                             13             60           103            243           (33)
  Accounts payable and accrued liabilities         (1,027)          (442)          507            524          (108)
  Other                                               (38)             -           162             53            (1)
                                              ---------------------------------------------------------------------
                                              $      (303)  $       (648)  $     2,588    $       463   $      (615)
                                              =====================================================================

(CANADIAN $ IN THOUSANDS)
Operating activities includes the following
 cash payments:
  Interest paid                               $         8   $          8   $        20    $        26   $       106
  Income taxes paid                                    17             11           166            380           145

Non-cash financing and investing activities
  Common shares issued to pay royalties       $         -   $          -   $       567    $         -   $         -
  Proceeds of sale of mineral property                  -              -         4,200              -             -
  Shares issued on acquisition of Kit
   Resources Ltd.                                       -              -             -          6,732             -

                           WHEATON RIVER MINERALS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 (UNAUDITED)
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

11.  RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2002 (unaudited) legal fees of $140,000 were paid to a firm in which the Company's secretary is a partner (2001 - $325,000; 2000 - $227,000; 1999 - $55,000). Legal fees for the three months ended March 31, 2002 (unaudited) of $9,000 (2001 - $38,000; 2000 - $37,000; 1999
- $20,000) were also paid to a firm in which a subsidiary company's secretary is a partner. Consulting expenses for the three months ended March 31, 2002 (unaudited) of $150,000 (2001 - $595,000; 2000 - nil; 1999 - nil) were paid to corporations with directors in common. In 2001 $20,000 in consulting fees were paid to a director of the Company (2000 - nil; 1999 - nil). Restructuring expenses of $127,000 in 2001 (2000 - nil; 1999 - nil) were paid to corporations with common directors or ex-directors. Administration expenses for the three months ended March 31, 2002 (unaudited) of $2,000 were recovered from companies with directors in common (2001 - $51,000; 2000 - $40,000; 1999 - $43,000).

In connection with the private placement of May 23, 2001, the Company entered into an agreement with Endeavour Financial Corporation ("Endeavour"). Corporations and persons associated with Endeavour purchased most of the private placement and Endeavour arranged the private placement. Endeavour will attempt to find and finance acquisitions or mergers for the Company. The agreement requires the Company to pay US$10,000 per month, and a success fee of up to 2% of the value of any acquisitions, dispositions and financings. Two directors of Endeavour have been appointed directors of the Company.

Included in the consulting expenses above are payments to Endeavour of US$53,000 relating to the George Lake Project disposition. Upon closing of the Minas Luismin acquisition Endeavour will earn a fee of US$1,200,000.

12.  INCOME TAXES

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

                                                        2001            2000         1999
(CANADIAN $ IN THOUSANDS)
Earnings before income taxes                        $    (23,829)  $      12,619  $    7,746
Canadian federal and provincial income tax rates            44.6%           45.6%       45.6%
                                                    ----------------------------------------
Income tax expense based on above rates                  (10,628)          5,754       3,532
Increase (decrease) in income taxes due to:
     Resource allowance                                     (995)         (1,354)     (1,292)
     Mineral Properties written down                       9,539             137         682
     Other                                                     -             (50)          -
     Valuation allowance                                   2,084          (4,487)     (2,922)
     Resource and other taxes                                245             316         173
                                                    ----------------------------------------
                                                    $        245   $         316  $      173
                                                    ========================================

At December 31, 2001 the Company had non-capital losses of $9,941,000 available for tax purposes that expire as follows: 2003 - $192,000; 2004 - $1,038,000; 2005 - $1,155,000; 2006 - $1,219,000; 2007 - $1,607,000; 2008 - $4,730,000. The
Company also had deductible temporary differences of $48,616,000. A valuation allowance has been applied to offset the future tax asset amount resulting from the above losses and temporary differences and therefore no future income tax asset has been recognized.

                           WHEATON RIVER MINERALS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 (UNAUDITED)
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

The components of future tax assets are as follows:
                                                                   2001
          (CANADIAN $ IN THOUSANDS)

          Non-capital losses                                  $        4,434
          Deductible temporary differences                            21,683
                                                              --------------
          Value of future income tax assets                           26,117
          Valuation allowance                                        (26,117)
                                                              --------------
          Future income tax assets                            $            -
                                                              ==============

13.  ACQUISITION AND SALE OF KIT RESOURCES LTD.

In March 2000 the Company acquired all the shares of Kit Resources Ltd. ("Kit"). At the time of acquisition Kit owned the George Lake gold project through its wholly owned subsidiary Wheaton River Nunavut Ltd. (formerly Kit Resources NWT Ltd.). This investment was accounted for using the purchase method and it is has been consolidated in these financial statements since the acquisition date. The Company issued 11,809,739 shares valued at $6,732,000 in March 2000 to acquire the remaining Kit shares. The acquisition details are as follows:

          (Canadian $ in Thousands)

          Purchase price:
               Investment in associated company               $        1,296
               Shares issued on acquisition                            6,732
                                                              --------------
                                                              $        8,028
                                                              ==============
          Net assets acquired:
               Cash                                           $           78
               Non-cash working capital                                   52
               Mineral properties                                      7,898
                                                              --------------
                                                              $        8,028
                                                              ==============

The excess of net assets over purchase price was deducted from mineral properties on consolidation.

Subsequent to acquiring all of the Kit shares, Kit's wholly owned subsidiary, Wheaton River Nunavut Ltd., was sold to the Company and became a direct subsidiary of the Company. Wheaton River Nunavut Ltd. owned the George Lake Project. The Company's controlling interest in Kit was sold in December 2000.

On December 7, 2001 the Company sold its interests in the George Lake Project to Kinross in consideration for 4,000,000 common shares of Kinross. The value of the Kinross shares was $4,200,000 on closing.

                           WHEATON RIVER MINERALS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 (UNAUDITED)
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

14.   SUBSEQUENT EVENTS

a)    Acquisition of Minas Luismin S.A. de C.V. (Minas Luismin)

Pursuant to an agreement dated April 24, 2002, as amended, on June 19, 2002 the Company acquired all of the outstanding shares of Minas Luismin, a privately held Mexican gold and silver mining company. The purchase price was comprised of US$55,160,000 in cash and 9,084,090 common shares of the Company. The Company also advanced US$19,840,000 to Luismin that Luismin used to repay its outstanding bank debt. An additional contingent silver price adjustment payment of 11,355,113 common shares of the Company will be paid if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. The outcome of the contingent payment cannot be determined beyond reasonable doubt and therefore is not included in the purchase price below.

The estimated purchase equation is summarized in the table below using actual costs or management estimates as appropriate.

                                                               (CANADIAN $
                                                               IN THOUSANDS)
Purchase price:
Cash consideration                                            $       85,023
Share consideration                                                   11,505
                                                              --------------
                                                              $       96,528
                                                              ==============

Assets acquired and liabilities assumed are as follows::

Working capital (excluding debt)                              $       (4,358)
Mineral properties                                                   174,914
Employee future benefits                                              (3,865)
Future income taxes                                                  (22,553)
Long-term debt                                                       (31,444)
Provision for reclamation                                            (16,166)
                                                              --------------
                                                              $       96,528
                                                              ==============

The estimated reclamation liability assumed on purchase of Luismin is $16,166,000. This estimated amount represents costs of closure of all mines net of salvage value.

b)   Special Warrant Financing

On May 30, 2002, the Company issued and sold an aggregate of 110,000,000 Special Warrants. The Special Warrants were issued and sold at a price of $1.15 per Special Warrant. Each Special Warrant is exercisable for one common share and one-half of one warrant. Each whole warrant entitles the holder thereof to purchase one common share at a price of $1.65 until May 30, 2007. The estimated net proceeds of the Private Placement to the Company are approximately $120 million. The proceeds have been used to finance the above acquisition of Minus Luismin. In July 2002, 650,000 Special Warrants were exercised by the holders thereof into 650,000 common shares and 325,000 warrants. On August 14, 2002, the Company filed a prospectus relating to the distribution of 109,350,000 common shares and 54,675,000 warrants issuable upon the exercise of the 109,350,000 remaining Special Warrants.

AUDITORS' REPORT

Mexico City, June 4, 2002, except for Note 4 which is as of June 7, 2002.

To the Directors of
Minas Luismin, S. A. de C. V.

We have audited the consolidated and combined balance sheets of Minas Luismin,
S. A. de C.V. as at December 31, 2001 and 2000, and the consolidated and combined statements of operations and deficit and cash flow for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated and combined financial statements present fairly, in all material respects, the consolidated and combined financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

                 MINAS LUISMIN, S. A. de C. V. AND SUBSIDIARIES
                    CONSOLIDATED AND COMBINED BALANCE SHEETS
                            (Canadian $ in Thousands)

                                                MARCH 31,             DECEMBER 31,
                                                  2002            2001            2000
                                              (UNAUDITED)
ASSETS

Current:
Cash and equivalents (Note 4)                 $      3,215    $      3,489    $      3,983
Accounts receivable and prepaids (Note 4)            4,260           5,322           7,410
Other accounts receivable                            3,528           3,450           6,347
Supplies                                             5,898           6,199           6,544
                                              ------------    ------------    ------------
                                                    16,901          18,460          24,284
Property, plant and equipment (Note 3)             131,458         130,955         120,450
Debt issuance costs                                  1,671           1,203           1,670
                                              ------------    ------------    ------------

                                              $    150,030    $    150,618    $    146,404
                                              ============    ============    ============

LIABILITIES

Current:
Current portion of long-term debt (Note 4)    $     34,473    $     35,997          68,746
Due to parent company (Note 6)                           -               -          37,151
Accounts payable and accrued liabilities            11,997          16,692          14,232
                                              ------------    ------------    ------------

                                                    46,470          52,689         120,129

Long-term debt (Note 4)                                  -               -          13,480
Future income taxes (Note 9)                        13,548          13,839           6,322
Future employee benefits (Note 7)                    4,176           3,950           3,768
                                              ------------    ------------    ------------

                                                    64,194          70,478         143,699
                                              ------------    ------------    ------------

Shareholders' Equity (Note 8):
Capital stock                                      240,017         240,017         165,433
Share subscriptions                                      -               -           8,425
Deficit                                           (154,181)       (159,877)       (171,153)
                                              ------------    ------------    ------------

                                                    85,836          80,140           2,705
                                              ------------    ------------    ------------

                                              $    150,030    $    150,618    $    146,404
                                              ============    ============    ============

Company operations and going concern (Note 1)
Commitments and contingencies (Note 10)

APPROVED BY THE BOARD OF DIRECTORS:

(Signed) Eduardo Luna                         (Signed) Francisco Garza
Director                                      Director

 The accompanying notes form an integral part of these consolidated and combined financial statements.

                 MINAS LUISMIN, S. A. de C. V. AND SUBSIDIARIES
         CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND DEFICIT
                            (Canadian $ in Thousands)

                                              THREE-MONTH
                                         PERIOD ENDED MARCH 31,           YEARS ENDED DECEMBER 31,

                                           2002         2001          2001          2000          1999
                                              (UNAUDITED)
Sales                                  $   25,495    $   22,479    $  105,263    $   96,723    $  110,031
                                       ----------    ----------    ----------    ----------    ----------
Cost of sales                              14,832        15,796        65,818        67,131        65,499
Royalties                                      31            84           174           392           505
Depreciation and depletion                  1,407         1,377         5,529         6,804         6,794
                                       ----------    ----------    ----------    ----------    ----------
                                           16,270        17,257        71,521        74,327        72,798
                                       ----------    ----------    ----------    ----------    ----------
Earnings from mining operations             9,225         5,222        33,742        22,396        37,233
                                       ----------    ----------    ----------    ----------    ----------
Expenses and other income:
General and administrative                  2,999         2,152         9,556        14,237        16,885
Write-down of property, plant and
 equipment                                      -             -             -             -        10,531
Interest expense                              602         2,625         9,212        13,756        12,388
Interest income                               (66)         (115)         (376)         (516)         (870)
Foreign exchange loss (gain)                  177           434        (3,592)        2,963        (2,396)
                                       ----------    ----------    ----------    ----------    ----------
                                            3,712         5,096        14,800        30,440        36,538
                                       ----------    ----------    ----------    ----------    ----------
Earnings (loss) before the following        5,513           126        18,942        (8,044)          695
                                       ----------    ----------    ----------    ----------    ----------
Current income tax                             29             -           112             -           947
Asset tax                                      79           184            37            40           670
Future income tax                            (291)        1,845         7,517          (462)            -
                                       ----------    ----------    ----------    ----------    ----------
                                             (183)        2,029         7,666          (422)        1,617
                                       ----------    ----------    ----------    ----------    ----------
Net earnings (loss)                         5,696        (1,903)       11,276        (7,622)         (922)
                                       ----------    ----------    ----------    ----------    ----------
Deficit - Beginning of period as
 previously reported                     (159,877)     (171,153)     (171,153)     (156,747)     (155,825)

Change in method of accounting
 for income taxes (Note 2g.)                    -             -             -        (6,784)            -
                                       ----------    ----------    ----------    ----------    ----------
As restated                              (159,877)     (171,153)     (171,153)     (163,531)     (155,825)
                                       ----------    ----------    ----------    ----------    ----------
Deficit - End of period                $ (154,181)   $ (173,056)   $ (159,877)   $ (171,153)   $ (156,747)
                                       ==========    ==========    ==========    ==========    ==========

 The accompanying notes form an integral part of these consolidated and combined financial statements.

                 MINAS LUISMIN, S. A. de C. V. AND SUBSIDIARIES
                CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOW
                            (Canadian $ in Thousands)

                                                      THREE-MONTH
                                                PERIOD ENDED MARCH 31,             YEARS ENDED DECEMBER 31,

                                                  2002          2001          2001          2000          1999
                                                      (UNAUDITED)
Operating activities:

Net earnings (loss)                            $    5,696    $   (1,903)   $   11,276    $   (7,622)   $     (922)

Items not affecting cash:
Depreciation and depletion                          1,407         1,377         5,529         6,804         6,794
Amortization of debt issuance costs                   120           120           482           482           925
Future income taxes                                  (291)        1,845         7,517          (462)            -
Write-down of property, plant and
 equipment                                              -             -             -             -        10,531
Changes in non-cash working capital
 (Note 11)                                         (3,832)        3,925         7,957         3,361         3,155
                                               ----------    ----------    ----------    ----------    ----------

                                                    3,100         5,364        32,761         2,563        20,483
                                               ----------    ----------    ----------    ----------    ----------
Financing activities:

Financing provided by parent company                    -         1,997        28,551        28,521        14,150
Increase of capital stock                               -             -           457             -         2,437
Repayment of bank loans                            (1,641)       (5,591)      (42,637)      (11,624)      (23,310)
                                               ----------    ----------    ----------    ----------    ----------
                                                   (1,641)       (3,594)      (13,629)       16,897        (6,723)
                                               ----------    ----------    ----------    ----------    ----------
Investing activities:

Acquisition of property, plant and equipment       (1,910)       (3,752)      (16,034)      (20,969)      (15,293)
                                               ----------    ----------    ----------    ----------    ----------

Foreign exchange                                      177           434        (3,592)        2,963        (2,396)
                                               ----------    ----------    ----------    ----------    ----------

(Decrease) increase in cash and equivalents          (274)       (1,548)         (494)        1,454        (3,929)
Cash and equivalents at beginning of period         3,489         3,983         3,983         2,529         6,458
                                               ----------    ----------    ----------    ----------    ----------

Cash and equivalents at end of period          $    3,215    $    2,435    $    3,489    $    3,983    $    2,529
                                               ==========    ==========    ==========    ==========    ==========

Supplemental cash flow information
(Note 11)

 The accompanying notes form an integral part of these consolidated and combined financial statements.

                 MINAS LUISMIN, S. A. de C. V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
               DECEMBER 31, 2001, 2000 AND 1999 AND MARCH 31, 2002

        (monetary amounts are expressed in thousands of Canadian dollars)

1.   COMPANY OPERATIONS AND GOING CONCERN

Minas Luismin, S. A. de C. V. and subsidiaries (collectively the "Company") is engaged in the exploration, exploitation and processing of gold and silver. All of the Company's mining and processing operations, as well as its exploration activities are located in Mexico. The Company operates six mines in three different mining districts and sells gold and silver principally in the form of dore bars.

At December 31, 2001, the Company had negative working capital of $34,229 and a deficit of $159,877. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern (see Note 12).

The Company's subsidiaries are listed below:

                                                                                           Ownership interest
                 Company                                 Activity                         at December 31, 2001
----------------------------------------  -------------------------------------------    ----------------------
Operating:
Minas Sanluis, S. A. de C. V.             Exploration, exploitation and processing of
(operates the Tayoltita Mine)             gold and silver                                           100%

Desarrollos Mineros del Pacifico, S. A.   Exploration, exploitation and processing of
de C. V. (operates  the San Antonio and   gold and silver                                           100%
La Castellana Mines)

Minas Comermin, S. A. de C. V.            Exploration, exploitation and processing of
(operates the San Martin Mine)            gold and silver                                           100%

Minera Arauco, S. A. de C. V. (operates   Exploration, exploitation and processing of
La Guitarra Mine)                         gold and silver                                           100%

Minas Doree, S. A. de C. V.               Exploration, exploitation and processing of
(operates the Santa Rita Mine)            gold and silver                                           100%

Services:

Transportes Aereos y Terrestres, S. A.    Provides air transportation services to
de C. V.                                  the Company                                               100%

Inmobiliaria Central Oro y Plata, S. A.   Real estate company                                       100%
de C. V.

Servicios Administrativos Luismin, S. A.  Provides administrative services                          100%
de C. V.

Mincanmex, S. A. de C. V.                 Exploration and other mining activities                    51%

                 MINAS LUISMIN, S. A. de C. V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
               DECEMBER 31, 2001, 2000 AND 1999 AND MARCH 31, 2002

                                                                                           Ownership interest
                 Company                                 Activity                         at December 31, 2001
----------------------------------------  -------------------------------------------    ----------------------
Non-operating:

Minera Nordica, S. A. de C. V.            Maintains dormant exploration projects                     60%

Minera Thesalia, S. A. de C. V.           Maintains dormant exploration projects                     60%

Minera Urique, S. A. de C. V.             Maintains dormant exploration projects                     60%

Compania Minera Dos Estrellas 77, S. A.   Maintains dormant exploration projects                    100%
de C. V.

Compania Minera Real de Asientos, S. A.   Maintains dormant exploration projects                    100%
de C. V.

Compania Minera Astumex, S. A. de C. V.   Maintains dormant exploration projects                     80%

La Fe Compania Minera, S. A. de C. V.     Maintains dormant exploration projects                    100%

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's records are kept in Mexican pesos in conformity with accounting principles generally accepted in Mexico, which require the recognition of the effects of inflation. As required by Article VI (6.21) of the purchase agreement dated April 24, 2002, between Corporacion Turistica Sanluis, S. A. de C. V., Minas Luismin, S.A. de C.V. ("Minas Luismin") and Wheaton River Minerals Ltd. ("Wheaton River"), these consolidated and combined financial statements have been prepared in accordance with Canadian generally accepted accounting principles and were derived from the financial statements in Mexican pesos, using a translation of convenience at the March 31, 2002 exchange rate of Ps5.6973 per Canadian dollar. Appropriate adjustments were made to eliminate the effects of inflation from the financial statements in Mexican pesos.

Significant accounting policies used in preparing the accompanying financial statements are summarized below:

a.   Basis of presentation

These financial statements have been prepared to present the operating results of the businesses acquired by Wheaton River from SANLUIS Corporacion, S.A. de C.V. ("SANLUIS") for the three years ended December 31, 2001 and the three months ended March 31, 2002 (see note 12).

The businesses acquired from SANLUIS by Wheaton River comprised:

..      100% of the outstanding shares of Minas Luismin;
..      a number of exploration projects;
..      a refinery located in the State of Durango; and
..      51% of the shares of Mincanmex S.A. de C.V., a company engaged in exploration and other mining activities.

The exploration projects, the refinery and the shares of Mincanmex S.A. de C.V. were acquired by Minas Luismin from SANLUIS in April 2002 as a requirement under the Wheaton River purchase agreement. As the above businesses acquired by Wheaton River were under common control throughout the term of these financial statements, they have been combined with the consolidated financial statements of Minas Luismin from January 1, 1999.

                 MINAS LUISMIN, S. A. de C. V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
               DECEMBER 31, 2001, 2000 AND 1999 AND MARCH 31, 2002

On September 7, 1999, Minas Luismin, which at the time was a dormant company with no operations, acquired from SANLUIS, its parent company, all of its producing mining operations, which were previously owned by a wholly-owned subsidiary of SANLUIS, Luismin S.A. de C.V. In order to present the results of the businesses acquired by Wheaton River from SANLUIS for the year ended December 31, 1999, the results for the period from January 1, 1999 to September 7, 1999 for the producing mining operations acquired have also been combined into these consolidated and combined financial statements.

b.   Principles of consolidation

The consolidated and combined financial statements include all the accounts of Minas Luismin and its subsidiaries. Intercompany balances and operations have been eliminated for consolidation purposes.

c.   Cash and equivalents

Cash and equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months that are carried at the lower of cost and quoted market value.

d.   Revenue recognition

Sales of dore bars are recorded at the time of shipping to the refinery. Sales are recorded at estimated value used by the Company for preliminary billings. The sales amounts are subject to an adjustment based upon final quality assessment and quotations.

Hedging gains or losses are recognized in sales when the hedged production is sold.

Refining and treatment costs are included in cost of sales.

e.   Supplies

Supplies inventories comprise spare parts, components and capital spares and are recorded at the lower of average acquisition cost and net realizable value.

f.   Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method, based on the following estimated useful lives:

                                                           Years
                                                           -----
    Buildings and constructions                               33
    Machinery and equipment                                   19
    Transportation equipment                                   5
    Furniture and fixtures                                     5

Exploration expenses comprise exploratory drilling and research and analysis of topographical, geological, geochemical and geophysical studies and other expenses. Exploration expenses of non-producing properties are capitalized until the property is in commercial production or is abandoned. Accumulated costs relating to abandoned properties are expensed in the year they are abandoned. Capitalized exploration expenses are referred to as exploration projects and are included in property, plant and equipment balances.

Mine development costs include the establishment of access into areas of interest and other preparation for commercial production. They also include sinking shafts, underground drives, permanent excavations, roads and tunnels, advance removal of overburden and waste rock and other expenses directly related to mining properties. These costs and the expenditures that increase the reserves in the mining units under exploitation are capitalized and amortized using the units-of-production method over proven and probable reserves.

                 MINAS LUISMIN, S. A. de C. V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
               DECEMBER 31, 2001, 2000 AND 1999 AND MARCH 31, 2002

g.   Income tax and employees' statutory profit sharing

Beginning January 1, 2000, income tax and employees' statutory profit sharing are accounted for following the liability method, which establishes the recognition of future taxes based on the differences between the value for financial and tax purposes, of the assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The adoption of this standard was applied retroactively, without restatement of prior years financial statements. As a result of the adoption, opening deficit was adjusted by $6,784.

h.   Future employee benefits

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the Company's noncontributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered, through contributions to an irrevocable trust fund and the establishment of accruals, based on actuarial studies made by independent experts (see Note 7).

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

i.   Long-lived assets

The Company reviews the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based upon estimated non-discounted future cash flows. The amount of impairment is measured by the difference between the carrying value and the fair value of the asset, which is based on the estimated undiscounted future cash flows from that asset. The Company considers the future net cash flows from the cash-generating subsidiaries as the recoverable value of property, plant and equipment, taking into account mineral reserves. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized.

j.   Hedging transactions and derivative financial instruments

The Company utilizes hedging contracts to reduce the risk of adverse movements in the international prices of gold and silver. Historically, the world market prices for the Company's products fluctuate widely and are affected by several factors outside the Company's control. The Company's revenues are directly related to those prices. The derivative instruments used by the Company are spot deferred sales that take place in the over-the-counter market and puts and calls in the option market.

Spot deferred sales are a hybrid financial instrument which contract for future delivery of a commodity at a fixed price. The date of delivery can be rolled forward and the price contracted is subject to interest rate risk. The purchase of European put options provides the Company with the option to sell at a floor price at a specific point in time. The Company also sells call options to offset the cost of the put option. The sale of European calls provides a third party the option to purchase gold from the Company at a specific point in time at a fixed price. At December 31, 2001 and 2000, the Company had entered into the hedging transactions discussed in Note 5.

                 MINAS LUISMIN, S. A. de C. V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
               DECEMBER 31, 2001, 2000 AND 1999 AND MARCH 31, 2002

k.   Fair value of financial instruments

The carrying amounts for accounts receivable, marketable securities, accounts payable and due to parent company approximate fair value because of the short maturity of those instruments. The fair value of short-term and long-term debt is based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities and therefore the carrying value of this debt is a reasonable estimate of its fair value.

l.   Segment reporting

The Company operates solely in the gold and silver mining industry in Mexico.

m.   Concentration of credit risk

The Company sells most of its gold and silver production to a limited number of customers. However, due to the nature of the metals market, the Company is not dependent upon a significant customer to provide a market for its products. The Company monitors the financial condition of its customers and considers the risk of loss to be remote.

n.   Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenues and expenses. Actual results could differ from those estimates.

The Company regularly estimates its proven and probable gold and silver reserves. An independent engineering firm is then engaged to verify the Company's reserves estimates every two years, with the most recent report having been completed as of January 26, 2001.

Although a significant decrease in estimated reserves is not anticipated, such a decrease could impact the Company's ability to recover the recorded amounts of mine development costs and capitalized costs associated with the Company's mining activities.

o.   Reclamation and remediation

The Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and when they may be reasonably estimated (see Note 10).

3.   PROPERTY, PLANT AND EQUIPMENT

                                                   MARCH 31,           DECEMBER 31,
                                                     2002           2001          2000
                                                  (UNAUDITED)
Land and buildings                                $    10,674   $    10,674   $    10,549
Machinery and equipment                                22,055        22,039        18,927
Transportation equipment,
 furniture and fixtures                                 4,409         4,388         3,959
Mine development costs                                108,288       106,715        93,134
                                                  -----------   -----------   -----------

                                                      145,426       143,816       126,569
Less - accumulated depreciation and depletion         (37,225)      (35,818)      (30,694)
                                                  -----------   -----------   -----------

                                                      108,201       107,998        95,875

                 MINAS LUISMIN, S. A. de C. V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
               DECEMBER 31, 2001, 2000 AND 1999 AND MARCH 31, 2002

Exploration projects                       23,205        22,905        23,979
Construction in progress                       52            52           596
                                      -----------   -----------   -----------

                                      $   131,458   $   130,955   $   120,450
                                      ===========   ===========   ===========

Mining concessions

Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican Federal government is required to explore for or exploit mineral reserves. Mining concessions are granted for either exploration or exploitation. An exploration concession permits the Company to explore for gold and silver resources on a specified claim for a non-renewable period of six years and confers priority with respect to any exploitation concession for that same claim. An exploitation concession permits the Company to extract minerals from a specified claim for a renewable period of up to 50 years, provided that the Company pays a nominal fee and complies with the Mining Law. The Company's concessions have an average remaining life of approximately 45 years before further renewal is required, and none of its significant concessions is within less than ten years of expiration.

In 1999 the Company wrote down several exploration projects amounting to $10,531 that were considered uneconomic.

4.   SHORT-TERM AND LONG-TERM DEBT

                                   MARCH 31,           DECEMBER 31,
                                     2002           2001          2000
                                  (UNAUDITED)

Secured Export Loan               $    3,054    $    4,131    $   26,959
Unsecured loans                       31,419        31,866        55,267
                                  ----------    ----------    ----------

                                      34,473        35,997        82,226
Less current portion                  34,473        35,997        68,746
                                  ----------    ----------    ----------

Long-term debt                    $        -    $        -    $   13,480
                                  ==========    ==========    ==========

Secured Export Loan

On December 23, 1996, the Company sold to a trust its existing and future receivables from sales under certain long-term contracts to sell dore, and the trust borrowed US$40 million from a syndicate of banks (the "Secured Export Loan"). The Company is required to have at all times receivables assigned to the trust for the sale of at least 200,000 ounces of dore per month, and under certain circumstances more. The Company did not comply with this requirement in 2002 because it intended to repay the loan in early 2002. The loan was repaid on June 7, 2002. Amounts received by the trust that exceed the amounts due under the loan, after any required funding of a debt service reserve, are paid to the Company. Under the Secured Export Loan, the Company is required to maintain a restricted cash balance of approximately $2 million in order to meet principal and interest payments. In 2001 and 2000, cash and equivalents included $1,952 and $2,049, respectively, subject to restrictions.

Interest is at LIBOR plus 2.25%, and the Company has entered into an interest-rate swap that fixes the cost for a portion of the loan amounting to US$25 million at 8.37%. The loan is repayable in installments from January 1998 to December 2002 and can be prepaid in whole or in part at par at any time. The Secured Export Loan is not guaranteed by the Company.

                 MINAS LUISMIN, S. A. de C. V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
               DECEMBER 31, 2001, 2000 AND 1999 AND MARCH 31, 2002

Unsecured loans

The Company had short-term bank loans as follows:

                                       MARCH 31,          DECEMBER 31,
                                          2002         2001         2000
                                      (UNAUDITED)

Banco Nacional de Mexico, S. A.       $    23,484   $   23,819   $   24,937
BBVA Bancomer, S. A.                            -            -        5,055
Standard Chartered Bank                         -            -        8,425
JP Morgan Chase Bank                        7,935        8,047       16,850
                                      -----------   ----------   ----------

                                      $    31,419   $   31,866   $   55,267
                                      ===========   ==========   ==========

5.   FINANCIAL INSTRUMENTS

The open hedging positions as of December 31, 2001, are as follows:

METAL             INSTRUMENT       AMOUNT       PRICE PER OUNCE   MATURITY
----------        -------------   ---------     ---------------   --------
    Gold          Call option        28,900 Oz      US$322          2002
                  Spot deferred     111,522 Oz      US$292          2002

    Silver        Call option     1,700,000 Oz      US$5.53         2002
                  Spot deferred   7,759,957 Oz      US$4.43         2002

In the years ended December 31, 2001, 2000 and 1999, the Company entered into hedging transactions for 96,921, 89,687 and 73,333 ounces of gold, respectively. In the years ended December 31, 2001 and 2000, the Company entered into hedging transactions for 5,733,289 and 5,417,436 ounces of silver, respectively.

6.   RELATED PARTY TRANSACTIONS

For the years ended December 31, 2001, 2000 and 1999, the Company received short-term borrowings from SANLUIS. At December 31, 2000, these borrowings amounted to $37,151. In August 2001, Sanluis capitalized this amount and other loans granted to Luismin to August 2001. Interest expense incurred under these arrangements amounted to $3,389, $4,774 and $1,714, respectively.

Loans from related parties are recorded at rates which are linked to market rates. The interest rate on short-term loans approximates market rates due to the shortness of the loan period.

In 2000 and 1999 the Company received administrative and personnel services from Servicios Directivos Sanluis, S. A. de C. V. and SANLUIS amounting to $5,774 and $3,731. No services were rendered to the Company in 2001.

7.   FUTURE EMPLOYEE BENEFITS

A summary of the principal financial data relative to seniority premiums and pension plans is shown below:

                  MINAS LUISMIN, S.A. de C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
              DECEMBER 31, 2001, 2000 AND 1999 AND MARCH 31, 2002

                                                                        DECEMBER 31,
                                           -----------------------------------------------------------------------
                                                         2001                                  2000

                                               PENSION           SENIORITY           PENSION           SENIORITY
                                            BENEFIT PLANS         PREMIUM         BENEFIT PLANS         PREMIUM
Projected benefit obligation:
Balance at beginning of year               $        4,320     $        1,192     $        3,887     $          775
Service cost                                          426                118                420                 86
Interest cost                                         216                 50                194                 38
Inflation effects                                     298                 82                387                 77
Actuarial (gain) loss                                (785)              (175)              (568)               216
Impact of personnel lay-offs                         (820)               (40)                 -                  -
                                           --------------     --------------     --------------     --------------
Balance at end of year                              3,655              1,227              4,320              1,192
                                           --------------     --------------     --------------     --------------

Plan assets:
Fair value at beginning of year                     1,416                152              1,414                144
Actual return on plan assets                         (996)               (96)                 2                  8
                                           --------------     --------------     --------------     --------------
Fair value at end of year                             420                 56              1,416                152
                                           --------------     --------------     --------------     --------------
Funding status - deficit                           (3,235)            (1,171)            (2,904)            (1,040)
                                           ==============     ==============     ==============     ==============

Liability accrued:
Total accrued liability ($3,950 in
 2001 and $3,768 in 2000)                           2,766              1,184              2,674              1,094
                                           ==============     ==============     ==============     ==============

Employee future benefits expense:
Service cost                                          426                118                420                 86
Interest cost                                         216                 50                194                 38
Expected return on assets                             (85)                (3)               (85)               (10)
Amortization of prior service costs                    14                 42                 14                  9
Inflation effects                                      34                 12                 47                 10
                                           --------------     --------------     --------------     --------------
Net expense for the year                   $          605     $          219     $          590     $          133
                                           ==============     ==============     ==============     ==============

Significant assumptions used:
Discount rate                                           5%                 5%                 5%                 5%
                                           ==============     ==============     ==============     ==============

Expected long-term rate of return on
 plan assets                                            5%                 5%                 5%                 5%
                                           ==============     ==============     ==============     ==============

Rate of compensation increase                         0.5%               0.5%               0.5%               0.5%
                                           ==============     ==============     ==============     ==============

                  MINAS LUISMIN, S.A. de C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
              DECEMBER 31, 2001, 2000 AND 1999 AND MARCH 31, 2002

8.   SHAREHOLDERS' EQUITY

At the September 7, 1999 Extraordinary Meeting, the shareholders approved a $166,328 increase in the variable portion of the capital stock through the capitalization of amounts due to SANLUIS.

At the November 24, 2000 Extraordinary Meeting, the shareholders resolved to decrease the variable portion of the capital stock by $1,295, through the pro rata cancellation of 7,377,000 shares.

At the June 25 and August 28, 2001 Ordinary Shareholders' Meetings, the shareholders agreed to increase the variable portion of the capital stock through the capitalization of amounts due to SANLUIS by $77,092 and of contributions for future capital stock increases amounting to $8,425. In addition, at the September 3, 2001 Ordinary Shareholders' Meeting, the shareholders agreed to reduce the variable portion of the capital stock by $10,933, through the pro rata cancellation of 62,289,398 shares.

Following is a table summarizing the movements on the Company's capital stock:

                                             NUMBER            CAPITAL
                                            OF SHARES           STOCK

Balances at January 1, 1999                   2,318,601    $          400
Issuance of capital stock                   947,213,059           166,328
                                         --------------    --------------

Balances at December 31, 1999               949,531,660           166,728
Capital stock reduction                      (7,377,000)           (1,295)
                                         --------------    --------------

Balances at December 31, 2000               942,154,660           165,433
Issuance of capital stock                   487,675,339            85,517
Capital stock reduction                     (62,289,398)          (10,933)
                                         --------------    --------------

Balances at December 31, 2001 and
 March 31, 2002 (unaudited)               1,367,540,601    $      240,017
                                         ==============    ==============

The Company's capital stock is represented by common shares with no par value and no restrictions as to ownership.

9.   INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING

In accordance with the tax law amendments in effect as from January 1, 2002, the corporate income tax rate (presently 35%) will be gradually reduced by 1% per annum beginning in the year 2003 until it reaches 32% in 2005.

The asset tax is an alternate tax, which is currently assessed at 1.8% on the net average balances of certain assets and liabilities. A refund of asset tax can be requested in any of the 10 years following the year in which it is paid, to the extent that the income tax provision exceeds asset tax due in those years. At December 31, 2001, the Company had recoverable asset tax amounting to $3,713.

Each subsidiary of the Company is also required under Mexican law to pay employees, in addition to their compensation and benefits, statutory profit sharing in an amount equal to 10% of such subsidiary's taxable income, subject to certain adjustments.

                  MINAS LUISMIN, S.A. de C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
              DECEMBER 31, 2001, 2000 AND 1999 AND MARCH 31, 2002

Significant items comprising net future tax assets and liabilities are summarized as follows:

                                        MARCH 31,             DECEMBER 31,
                                          2002           2001           2000
                                      (UNAUDITED)
Future income tax liabilities:

Inventories                           $      (642)   $      (751)   $      (885)
Property, plant and equipment             (31,186)       (30,823)       (27,337)
Other                                        (379)          (421)          (584)
                                      -----------    -----------    -----------
                                          (32,207)       (31,995)       (28,806)
                                      -----------    -----------    -----------

Future income tax assets:

Accruals                                    1,462          1,383          1,319
Tax loss carryforwards                     19,814         19,357         23,784
Asset tax carryforwards                     3,713          3,713          3,922
                                      -----------    -----------    -----------
                                           24,989         24,453         29,025
                                      -----------    -----------    -----------

                                           (7,218)        (7,542)           219
Valuation allowance                        (6,330)        (6,297)        (6,541)
                                      -----------    -----------    -----------
Net future income tax liabilities     $   (13,548)   $   (13,839)   $    (6,322)
                                      ===========    ===========    ===========

A valuation allowance has been applied to offset the future tax asset amount resulting from tax loss carryforwards and asset tax carryforwards that management does not believe the Company will be able to realize. As at December 31, 2001 and 2000 the valuation allowance amount to $6,297 and $6,541, respectively. As at March 31, 2002 (unaudited) the valuation allowance totalled $6,330.

A reconciliation of the statutory Mexican Federal income tax rate computed under Canadian GAAP and the Company's effective income tax rate is as follows:

                                   THREE-MONTH
                                  PERIOD ENDED
                                    MARCH 31,            YEAR ENDED DECEMBER 31,

                                      2002               2001              2000
                                   (UNAUDITED)
Statutory income tax rate                    35%                35%              (35%)
Effects of inflation                        (40%)                4%               23%
Non deductible expenses                       3%                 1%                7%
Other                                        (1%)                -                 -
                                 --------------     --------------    --------------
Effective income tax rate                    (3%)               40%               (5%)
                                 ==============     ==============    ==============

At December 31, 2001, the Company had unutilized tax loss carryforwards totalling $55,306 expiring between 2002 and 2011.

                  MINAS LUISMIN, S.A. de C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
              DECEMBER 31, 2001, 2000 AND 1999 AND MARCH 31, 2002

10.  COMMITMENTS AND CONTINGENCIES

a.   COMMITMENTS

The Company leases equipment under operating leases that expire over the next three years. Following is a schedule of future minimum rental payments required under operating leases as of December 31, 2001:

     YEAR ENDING
     DECEMBER 31:

     2002                                         $   1,540
     2003                                             1,540
     2004                                               628
                                                  ---------
     Total minimum payments required              $   3,708
                                                  =========

For the years ended December 31, 2001, 2000 and 1999, total rental expense for all operating leases amounted to $1,540, $964 and $964, respectively.

b.   CONTINGENCIES

The operations of the Company are subject to Mexican federal and state laws and regulations relating to the protection of the environment, including regulations concerning water pollution, air pollution, noise pollution and hazardous substance discharge. Until recently, Mexican laws contained little or no restriction on the release of hazardous substance into the environment. Existing Mexican laws impose no remediation obligations on the Company, although it could be held liable for any environmental damage caused by its operations. Consequently, there can be no assurance that the Company will not be subject to stricter Mexican federal or state environmental laws and regulations in the future.

Due to the developing nature of environmental regulations in Mexico, the Company is unable to estimate accurately the total amount of such expenditures over the long term. There are currently no material actions against the Company for violations of environmental laws and regulations which would have a material adverse effect on the Company's consolidated financial position or results of operations.

11.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                        THREE-MONTH
                                                   PERIOD ENDED MARCH 31,                   YEAR ENDED DECEMBER 31,

                                                   2002             2001             2001            2000             1999
                                                        (UNAUDITED)
Change in non-cash working capital:

Accounts receivable and prepaids               $       1,062    $       1,597    $       2,088   $        (640)   $        (245)
Other accounts receivable                                (78)           1,860            2,897              51              825
Supplies                                                 301             (112)             345             213              575
Accounts payable and accrued liabilities              (5,117)             580            2,627           3,737            2,000
                                               -------------    -------------    -------------   -------------    -------------
                                               $      (3,832)   $       3,925    $       7,957   $       3,361    $       3,155
                                               =============    =============    =============   =============    =============

                  MINAS LUISMIN, S.A. de C.V. AND SUBSIDIARIES
           NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
               DECEMBER 31, 2001, 2000 AND 1999 AND MARCH 31, 2002

                                                        THREE-MONTH
                                                   PERIOD ENDED MARCH 31,                   YEAR ENDED DECEMBER 31,

                                                   2002             2001             2001            2000             1999
                                                        (UNAUDITED)
Operating activities includes the following
 cash payments:

Interest                                       $         553    $       1,996    $       5,136   $       8,081    $       9,250
                                               =============    =============    =============   =============    =============

Income and asset tax                           $         504    $         220    $         541   $         875    $       1,156
                                               =============    =============    =============   =============    =============

Non cash financing activities:

Increase in capital stock through the
 capitalization of liabilities with parent
 company                                       $           -    $           -    $      37,218   $       7,130    $           -
                                               =============    =============    =============   =============    =============

12.  SUBSEQUENT EVENT

In April 2002, Corporacion Turistica Sanluis, S.A. de C.V., a wholly-owned subsidiary of SANLUIS, entered into an agreement to sell its equity interest in the Company and other exploration projects to Wheaton River, in exchange for US$55,160,000 and 9,084,090 common shares in Wheaton River. Wheaton River also advanced US$19,840,000 to Minas Luismin that Minas Luismin used to repay its outstanding bank debt. An additional contingent silver price adjustment payment of 11,355,113 common shares of Wheaton River may be made depending on future silver price performance.

COMPILATION REPORT

To the Directors of
Wheaton River Minerals Ltd.

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of Wheaton River Minerals Ltd. as at March 31, 2002 and the pro forma consolidated statements of operations for the year ended December 31, 2001 and the three month period ended March 31, 2002 which have been prepared for inclusion in the Prospectus dated August 14, 2002 relating to the acquisition of Minas Luismin S.A. de C.V. by Wheaton River Minerals Ltd. In our opinion, the pro forma consolidated balance sheet and the pro forma consolidated statements of operations have been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C.
August 14, 2002

                           WHEATON RIVER MINERALS LTD.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                        THREE MONTHS ENDED MARCH 31, 2002
                                   (UNAUDITED)
                            (Canadian $ in Thousands)

                                       WHEATON                                                   WHEATON
                                        RIVER           MINAS                                     RIVER
                                       MINERALS      LUISMIN S.A.     ADJUSTMENTS             MINERALS LTD.
                                         LTD.           de C.V.         NOTE(3)                 PRO FORMA
Sales                                $          -    $     25,495    $          -             $      25,495
                                     ------------    ------------    ------------             -------------
Cost of Sales                                   -          14,832               -                    14,832
Royalties                                       -              31               -                        31
Depreciation and depletion                      -           1,407               -                     1,407
                                     ------------    ------------    ------------             -------------
                                                -          16,270               -                    16,270
                                     ------------    ------------    ------------             -------------
Earnings from mining operations                 -           9,225               -                     9,225
                                     ------------    ------------    ------------             -------------

Expenses and other income
General and administrative                    806           2,999               -                     3,805
Interest and financing                          8             602            (120)   (iv-f)             490
Depreciation                                    9               -               -                         9
Mineral properties written down               602               -               -                       602
Other income (expense)                     (1,852)            111               -                    (1,741)
                                     ------------    ------------    ------------             -------------
                                             (427)          3,712            (120)                    3,165
                                     ------------    ------------    ------------             -------------

Earnings before the following                 427           5,513             120                     6,060
                                     ------------    ------------    ------------             -------------

Current income tax                             10              29               -                        39
Future income tax                               -            (212)              -                      (212)
                                     ------------    ------------    ------------             -------------
                                               10            (183)              -                      (173)
                                     ------------    ------------    ------------             -------------

Net earnings                         $        417    $      5,696    $        120             $       6,233
                                     ============    ============    ============             =============

                           WHEATON RIVER MINERALS LTD.
                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2001
                                   (UNAUDITED)
                            (Canadian $ in Thousands)

                                           WHEATON                                                 WHEATON
                                            RIVER          MINAS                                    RIVER
                                           MINERALS     LUISMIN S.A.   ADJUSTMENTS               MINERALS LTD.
                                             LTD.          de C.V.       NOTE(3)                  PRO FORMA
Sales                                    $     14,358   $    105,263   $          -              $     119,621
                                         ------------   ------------   ------------              -------------
Cost of Sales                                   8,688         65,818              -                     74,506
Royalties                                         343            174              -                        517
Depreciation and depletion                        516          5,529              -                      6,045
Reclamation                                     2,416              -              -                      2,416
                                         ------------   ------------   ------------              -------------
                                               11,963         71,521              -                     83,484
                                         ------------   ------------   ------------              -------------
Earnings from mining operations                 2,395         33,742              -                     36,137
                                         ------------   ------------   ------------              -------------

Expenses and other income
General and administrative                      4,010          9,556              -                     13,566
Interest and financing                             20          9,212           (482)   (iv-f)            8,750
Depreciation                                       40              -              -                         40
Mineral properties written down                21,387              -              -                     21,387
Restructuring expenses                          2,392              -              -                      2,392
Other income                                   (1,625)        (3,968)             -                     (5,593)
                                         ------------   ------------   ------------              -------------
                                               26,224         14,800           (482)                    40,542
                                         ------------   ------------   ------------              -------------

Earnings (loss) before the following          (23,829)        18,942            482                     (4,405)
                                         ------------   ------------   ------------              -------------

Current income tax                                245            112              -                        357
Future income tax                                   -          7,554              -                      7,554
                                         ------------   ------------   ------------              -------------
                                                  245          7,666              -                      7,911
                                         ------------   ------------   ------------              -------------

Net earnings (loss)                      $    (24,074)  $     11,276   $        482              $     (12,316)
                                         ============   ============   ============              =============

                           WHEATON RIVER MINERALS LTD.
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS AT MARCH 31, 2002
                                   (UNAUDITED)
                            (Canadian $ in Thousands)

                                      WHEATON                                                            WHEATON
                                       RIVER               MINAS                                          RIVER
                                      MINERALS          LUISMIN S.A.        ADJUSTMENTS               MINERALS LTD.
                                        LTD.              de C.V.             NOTE(3)                   PRO FORMA
ASSETS
Current
   Cash                            $       25,437     $         3,215     $          (700)    (iii)   $      21,907
                                                                                  (88,223)    (iv-a)
                                                                                  (31,732)    (iv-b)
                                                                                   (5,000)    (iv-c)
                                                                                  118,910     (iv-d)
Marketable Securities                       2,148                   -                   -                     2,148
Accounts receivable and prepaids              676               7,788                   -                     8,464
Supplies                                      185               5,898                   -                     6,083
                                   --------------     ---------------     ---------------             -------------
                                           28,446              16,901              (6,745)                   38,602

Reclamation deposits                        3,214                   -                   -                     3,214
Mineral properties                          1,476             131,458              42,609     (iv-e)        180,543
                                                                                    5,000     (iv-c)
Debt issuance costs                             -               1,671              (1,671)    (iv-f)              -
                                   --------------     ---------------     ---------------             ------------
                                   $       33,136     $       150,030     $        39,193             $     222,359
                                   ==============     ===============     ===============             ============

LIABILITIES
Current
   Accounts payable and accrued
    liabilities                    $          569     $        11,997     $             -             $      12,566
   Current portion of
    long-term debt                              -              34,473             (34,473)    (iv-g)              -
   Hedging liability                            -                   -               1,935     (iv-h)          1,935
   Income taxes payable                        58                   -                   -                        58
                                   --------------     ---------------     ---------------             -------------
                                              627              46,470             (32,538)                   14,559

Future income tax                               -              13,548              11,047     (iv-i)         24,595
Provision for reclamation                   5,944                   -              16,314     (iv-j)         22,258
Employee future benefits                        -               4,176                   -                     4,176
                                   --------------     ---------------     ---------------             -------------
                                            6,571              64,194              (5,177)                   65,588
                                   --------------     ---------------     ---------------             -------------

SHAREHOLDERS' EQUITY
Special warrants                            1,275                   -                   -                     1,275
Share purchase options                        505                   -                   -                       505
Contributed surplus                           956                   -                   -                       956
Share capital                              45,259             240,017              11,996     (iv-k)        176,165
                                                                                  118,910     (iv-d)
                                                                                 (240,017)    (iv-l)
Deficit                                   (21,430)           (154,181)            154,181     (iv-l)        (22,130)
                                                                                     (700)    (iii)
                                   --------------     ---------------     ---------------             -------------
                                           26,565              85,836              44,370                   156,771
                                   --------------     ---------------     ---------------             -------------

                                   $       33,136     $       150,030     $        39,193             $     222,359
                                   ==============     ===============     ===============             =============

APPROVED BY THE BOARD OF DIRECTORS:

(Signed) Ian W. Telfer                                  (Signed) Frank Giustra
Director                                                Director

                           WHEATON RIVER MINERALS LTD.
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                      MARCH 31, 2002 AND DECEMBER 31, 2001
                                   (UNAUDITED)

1.   BASIS OF PRESENTATION

The unaudited pro forma consolidated statements of operations and pro forma consolidated balance sheet of Wheaton River Minerals Ltd. ("Wheaton River"), have been compiled based on the audited consolidated financial statements of Wheaton River and the audited consolidated and combined financial statements of Minas Luismin S.A. de C.V. ("Luismin") for the year ended December 31, 2001 and the unaudited consolidated financial statements of Wheaton River and the unaudited consolidated and combined financial statements of Luismin for the three months ended March 31, 2002, which are presented elsewhere in this Prospectus.

For the purposes of the pro forma consolidated statements of operations, the accounts of Wheaton River and Luismin have been combined effective January 1, 2001. For the purposes of the pro forma consolidated balance sheet, the accounts of Wheaton River and Luismin have been combined as if the acquisition took place on March 31, 2002. In the opinion of management, the pro forma consolidated statements of operations and the pro forma consolidated balance sheet include all the adjustments necessary for fair presentation in accordance with generally accepted accounting principles. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would actually have resulted had the amalgamation been effected on the dates indicated above. Further the pro forma consolidated statements of operations and pro forma consolidated balance sheet are not necessarily indicative of the results of operations or financial position that may be obtained in the future.

In preparing these pro forma consolidated financial statements, no adjustments have been made to reflect the efficiencies expected to result from combining the two companies.

2.   BUSINESS COMBINATIONS

Pursuant to an agreement dated April 24, 2002, as amended, on June 19, 2002 the Company acquired all of the outstanding shares of Luismin, a privately held Mexican gold and silver mining company. The purchase price was comprised of US$55,160,000 in cash and 9,084,090 common shares of the Company. The Company also advanced US$19,840,000 to Luismin that Luismin used to repay its outstanding bank debt. An additional contingent silver price adjustment payment of 11,355,113 common shares of the Company will be paid if the price of silver averages US$5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. The outcome of the contingent payment cannot be determined beyond reasonable doubt and therefore is not included in the purchase price below.

3.   ASSUMPTIONS AND ADJUSTMENTS

(i)    Acquisition of Luismin by Wheaton River

                                                  (CANADIAN $
                                                  IN THOUSANDS)
       Purchase price:
       Cash consideration (US$55,160,000)         $       88,223
       Share consideration (US$7,500,000)                 11,996
                                                  --------------
                                                  $      100,219
                                                  ==============

       Contingent consideration of US$7.5 million in common shares of Wheaton River representing an additional Silver Price Adjustment payment is not included in the calculation of the purchase price due to the uncertainty of this payment. (See note 2)

                           WHEATON RIVER MINERALS LTD.
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                      MARCH 31, 2002 AND DECEMBER 31, 2001
                                   (UNAUDITED)

       Amounts expressed in US$ have been translated at an exchange rate of 1.5994, which is the noon rate on March 31, 2002 set by the Bank of Canada.

       Net Assets acquired are represented by:

                                                              MARCH 31,
                                                                 2002
                                                             (CANADIAN $
                                                            IN THOUSANDS)
                                                           ---------------

       Working Capital (excluding debt)                    $         4,904
       Mineral Properties                                          131,458
       Hedging Liability                                            (1,935)
       Employee Future Benefits                                     (4,176)
       Future Income Taxes                                         (13,548)
       Long-Term Debt                                              (31,732)
       Provision for Reclamation (see note 3 (iv) (j))             (16,314)
       Future Income Taxes on purchase price excess                (11,047)
       Excess of purchase price over net asset value                42,609
                                                           ---------------
                                                           $       100,219
                                                           ===============

(ii)   Costs of the Transaction

The costs of the transaction, which are estimated to be $5,000,000, will be allocated to mineral properties.

(iii)  Loan Agreement Transaction Fees

Transaction fees of $700,000 for a long-term debt agreement that was not completed have been written off to deficit on the balance sheet.

(iv) The pro forma combined consolidated financial statements give effect to the following transactions:

       (a)  Cash portion of Luismin acquisition cost.
       (b)  Cash paid to settle Luismin bank debt of US$19,840,000.
       (c)  Transaction costs for the acquisition of Luismin. (See note 3(ii)).
       (d) Net proceeds to Wheaton River from Special Warrant private placement.
       (e) Excess of purchase price over net asset value of the Luismin acquisition.
       (f) Deferred debt issuance costs are associated with loans repaid by Luismin. These costs would not be amortized assuming the transaction took place on January 1, 2001.
       (g)  Repayment of Luismin bank loans.
       (h) Hedging liability relates to the Luismin metal hedging position acquired.
       (i) Future taxes impact of the acquisition assuming a Mexican tax rate of 35%.
       (j)  Estimated reclamation liability assumed on purchase of Luismin.
       (k)  Shares issued to the vendor of Luismin. (See note 3(i)).
       (l) Elimination of share capital and deficit of Luismin resulting from the purchase of Luismin.

                          WHEATON RIVER MINERALS LTD.
              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                      MARCH 31, 2002 AND DECEMBER 31, 2001
                                  (UNAUDITED)

4.   SHARE CAPITAL

                                                                                               AMOUNT
                                                                           NUMBER OF         (CANADIAN $
                                                                            SHARES          IN THOUSANDS)
                                                                       -----------------   ---------------

       Wheaton River balance, March 31, 2002 before the transaction    $      64,269,066   $        45,259
       Special Warrants                                                      110,000,000           118,910
       Shares issued to the vendor of Luismin                                  9,084,090            11,996
                                                                       -----------------   ---------------
       Share capital after the transaction                             $     183,353,156   $       176,165
                                                                       =================   ===============

                           CERTIFICATE OF THE COMPANY

Dated:  August 14, 2002.

     The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), by Part 8 of the Securities Act (Alberta), by Part XV of the Securities Act (Ontario), by the Securities Act (Nova Scotia), and the respective regulations thereunder. This prospectus does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed hereunder within the meaning of the Securities Act (Quebec) and the regulation thereunder.


        (Signed) IAN W. TELFER                   (Signed) T. DEREK PRICE
        Chief Executive Officer                  Chief Financial Officer

                       On behalf of the Board of Directors

       (Signed) IAN J. MCDONALD                   (Signed) FRANK GIUSTRA
               Director                                  Director

                            CERTIFICATE OF THE AGENTS

Dated:  August 14, 2002.

     To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), by Part 8 of the Securities Act (Alberta), by
Part XV of the Securities Act (Ontario), by the Securities Act (Nova Scotia), and the respective regulations thereunder. This prospectus does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed hereunder within the meaning of the Securities Act (Quebec) and the regulation thereunder.

       GRIFFITHS MCBURNEY & PARTNERS                BMO NESBITT BURNS INC.

        (Signed) EUGENE C. MCBURNEY               (Signed) EGIZIO BIANCHINI

       CANACCORD CAPITAL CORPORATION               HAYWOOD SECURITIES INC.

            (Signed) PETER BROWN                    (Signed) JOHN WILLETT